BNP PARIBAS

August 2, 2002

F.G. Investor Relations
& Financial Information

L. DEGABRIEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

SUPPL

02049110

Securities and Exchange Commision
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Ref : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

SEC MAIL PROCESSING RECEIVED AUG 0 5 2002 WASH. D.C. 164 SECTION

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the press release, the slide presentation and the financial statements related to its 2nd quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosures : Press release
Slide presentation
Financial statements (non audited)

Securities and Exchange Commision
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Ref : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n°82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the documents related to the 2nd quarter 2002.

Sincerely yours,

Document received on :

By :

BNP PARIBAS



Results as at 30 June 2002

Results 30.06.2002

1

BNP PARIBAS

Results as at 30 June 2002

[redacted]

[redacted]

[redacted]

Results 30.06.2002

GROUP RETAIL AMS CIB

2

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- BNP Paribas Capital
- Corporate & Investment Banking

Results 30.06.2002

3

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- BNP Paribas Capital
- Corporate & Investment Banking

Results 30.06.2002

4

BNP PARIBAS

2Q02 - In the Crisis Facing the Markets, A Decline in NBI Limited to 5.5%

In Euro million	2Q02	2Q01	2Q02/ 2Q01	*2Q02/ 1Q02*
Net Banking Income	**4,129**	**4,371**	**-5.5%**	***-6.6%***
Operating Expenses and Dep.	-2,708	-2,688	+0.7%	*-1.7%*
Gross Operating Income	**1,421**	**1,683**	**-15.6%**	***-14.8%***
Cost / Income	**65.6%**	**61.5%**	+4.1 pt	*+3.3 pt*

Variations at constant scope and exchange rates (2Q02/2Q01)

NBI	-6.2 %
Op. Exp. & Dep.	+0.1 %
GOI	-16.1 %

BNP PARIBAS

2Q02 - 1 Billion Euros in Net Income

In Euro million	2Q02	2Q01	2Q02/ 2Q01	*2Q02/ 1Q02*
Gross Operating Income	**1,421**	**1,683**	**-15.6%**	***-14.8%***
Provisions	-328	-308	+6.5%	*+9.3%*
Operating Income	**1,093**	**1,375**	**-20.5%**	***-20.0%***
Associated Companies	33	70	-52.9%	*+26.9%*
Capital Gains of Private Equity	392	269	+45.7%	*+213.6%*
Capital Gains on Equity Portfolio	159	75	+112.0%	*+112.0%*
Goodwill	-82	-46	+78.3%	*-2.4%*
Extraordinary Items	-68	29	n.s.	*n.s.*
Non Operating items	**434**	**397**	**+9.3%**	***n.s.***
Pre-Tax Income	**1,527**	**1,772**	**-13.8%**	***+1.3%***
Tax Expense	-434	-504	-13.9%	*+7.4%*
Minority Interests	-86	-111	-22.5%	*+1.2%*
Net Income, Group Share	**1,007**	**1,157**	**-13.0%**	***-1.2%***

Variations at constant scope and exchange rates (2Q02/2Q01) :
Net Income Group Share -10.0 %

BNP PARIBAS

1H02 - A 16.1% ROE After Tax

In Euro million	1H02	1H01	1H02/ 1H01
Net Banking Income	8,550	8,851	-3.4%
Operating Expenses and Dep.	-5,462	-5,438	+0.4%
Gross Operating Income	3,088	3,413	-9.5%
Provisions	-628	-532	+18.0%
Operating Income	2,460	2,881	-14.6%
Associated Companies	59	215	-72.6%
Capital Gains of Private Equity	517	331	+56.2%
Capital Gains on Equity Portfolio	234	340	-31.2%
Goodwill	-166	-100	+66.0%
Extraordinary Items	-69	16	n.s.
Non Operating Items	575	802	-28.3%
Pre-Tax Income	3,035	3,683	-17.6%
Tax Expense	-838	-1,084	-22.7%
Minority Interests	-171	-190	-10.0%
Net Income, Group Share	2,026	2,409	-15.9%
Cost / Income	63.9%	61.4%	+2.5 pt
ROE after Tax	16.1%	21.4%	-5.3 pt

Results 30.06.2002

GROUP RETAIL AMS CIB 7

BNP PARIBAS

A Solid Balance Sheet

In Euro billion	31-Dec-01	30-June-02
Shareholders Equity, Group Share	23.6	25.1
Unrealized Capital Gains on share portfolio	4.4	3,3*
Total Capital ratio	10.6%	11.6%
Tier One ratio	7.3%	8.1%
Doubtful Customers	14.9	14.9
Specific Provisions	9.9	9.9
Specific Provisions/ Doubtful Customers (1)	67%	67%
Reserves for Country Risks	2.7	2.6
Reserve for General Banking Risks	1.0	1.0
Reserve for Potential Sectorial Risks	0.2	0.2

In Euro million	31-Dec-01	28-June-02
Value at Risk 1 day 99% (end of period)	37	32
Average Quarterly Value at Risk	33	39

(1) The calculation of the Coverage rate takes into account only Specific Provisions, excluding Reserves for Country Risks, Reserve for Potential Sectorial Risks and Reserve for General Banking Risks

* as at 26 July 2002 : EUR 2.3 bn

Rating		
Moodys	Aa2	Upgrade from Aa3 to Aa2 on 19 February 2002
Fitch	AA	Upgrade from AA- to AA on 28 November 2001
S&P	AA-	Upgrade from A+ to AA- on 21 February 2001

Results 30.06.2002

GROUP RETAIL AMS CIB 8

Presentation Overview

BNP PARIBAS

- Group Results
- Retail Banking
- Asset Management & Services
- BNP Paribas Capital
- Corporate & Investment Banking

Retail Banking - GOI Up 15.4%

BNP PARIBAS

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1H02	1H02 / 1H01
Net Banking Income	**2,420**	**2,162**	**+11.9%**	**4,733**	**+10.1%**
Operating Expenses and Dep.	-1,565	-1,421	+10.1%	-3,039	+8.3%
Gross Operating Income	**855**	**741**	**+15.4%**	**1,694**	**+13.5%**
Provisions	-161	-163	-1.2%	-320	+10.0%
Non Operating items	-89	-5	n.s.	-136	n.s.
Pre-Tax Income	**605**	**573**	**+5.6%**	**1,238**	**+5.5%**
Cost / Income	64.7%	65.7%	-1.0 pt	64.2%	-1.1 pt
Allocated Equity (bn €)				9.8	+8.3%
Pre-Tax ROE				25%	-1 pt


GOI in Emn
Cost/Income Ratio
800
400
75%
70%
65%
60%
752
741
751
794
839
855
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

Presentation Overview

- Retail Banking
  - French Retail Banking
  - Retail Financial Services
  - International Retail Banking

FRB: A 25% Pre-Tax ROE in 1H02

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1H02	1H02 / 1H01
Net Banking Income	**1,162**	**1,129**	**+2.9%**	**2,370**	**+3.6%**
Incl. Commissions	486	490	-0.8%	1,026	-0.6%
Incl. Interest Margin	676	639	+5.8%	1,344	+7.1%
Operating Expenses and Dep.	-809	-787	+2.8%	-1,619	+2.6%
Gross Operating Income	**353**	**342**	**+3.2%**	**751**	**+5.9%**
Provisions	-53	-47	+12.8%	-99	+54.7%
Non Operating items	-4	0	n.s.	-4	n.s.
Pre-Tax Income	**296**	**295**	**+0.3%**	**648**	**+0.8%**
Income Attributable to AMS	-21	-27	-22.2%	-40	-27.3%
Pre-Tax Income of French Retail Bkg	**275**	**268**	**+2.6%**	**608**	**+3.4%**
Cost / Income	69.6%	69.7%	-0.1 pt	68.3%	-0.7 pt
Allocated Equity (bn E)				4.9	-2.7%
Pre-Tax ROE				25%	+2 pt


GOI in Emn
400
350
300
250
200
367
342
347
350
398
353
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

BNP PARIBAS

FRB: Consumer Lending Up, Corporate Lending Down

- Mortgage lending: good rise in outstanding, up 8% in 1H02
- Success of the new K2 guaranteed invest fund introduced at the end of May 02: EUR 476mn invested by the end of June, including 39% new money
- Gross Interest Margin: structural effect of deposits and good control of outstanding corporate lending

In billions of Euros	Outstandings 2Q02	% Change 2Q02/ 2Q01	% Change 2Q02/ 1Q02	% Change 1H02/ 1H01
LENDINGS [1]				
Total loans	71.1	-7.9	-0.9	-5.0
Corporates	38.5	-16.4	-2.2	-12.0
Individual customers	29.0	+6.0	+1.0	+6.5
incl. mortgages	22.9	+7.3	+1.1	+8.0
incl. consumer lending	6.1	+1.3	+0.8	+1.3
DEPOSITS and SAVINGS [1]				
Cheque and current a/c	27.9	+3.4	-3.0 *	+8.1
Savings accounts	28.1	+4.9	+0.7	+4.0
Market rate deposits	10.3	-8.1	-7.4	-2.1
FUNDS UNDER MANAGEMENT [2]				
Life insurance	31.2	+1.2	-3.6	+1.2
Mutual funds [3]	54.1	-1.7	-4.2	-1.7

(1) Average cash outstandings
(2) Outstandings as of 30.06.02 and change calculated on outstandings at the end of the period for which the comparison is made
(3) These statistics do not include mutual fund assets located outside France, in particular PARVEST

* High reference effect for 1Q02 due to the impact of the switch to the euro



In %
Gross Interest Margin
3.24
3.21
3.19
3.16
3.14
3.12
3.13
3.19
3.31
3.42
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02
1 year sliding average

BNP PARIBAS

FRB: Commissions Remain Resilient



In Emn
1,032
1,026
130.5
+8.8%
142.0
379.8
- 3.0%
368.2
-1.3 %
521.9
515.4
1H01
1H02
Payment instruments
Savings & Stock Market
Other banking transactions

- **Decline in 1H02 commissions limited to 0.6% despite:**
  - ➔ the substantial downturn in the stock market environment
  - ➔ the impact of the switch to the euro on forex commissions

FRB: Confirmed Steady Customer Acquisition Rate

- **Continued growth in the customer base**
  - ➔ limited number in new accounts opened in 1Q02 due to the switch to the euro
  - ➔ higher rate of new 16-25 year old customers (+17% compared to 1H01)
- **Private Banking in France**
  - ➔ continued buoyant pace of customer acquisition
  - ➔ excellent net inflow of funds: EUR 2.8bn (+60% compared to 1H01)
  - ➔ introduction of a new advisory and management agreement



Rise in the number of individual cheque and deposit accounts
+43,000
+64,000
+72,700
+127,000
30,000*
+28,500
+71,200
+23,800*
+45,700
1998
1999
2000
2001
1H00
1H01
1H02
* From the Treasury



Number of Private Banking customers in France
100,000
80,000
60,000
40,000
20,000
0
64,900
74,900
82,900
87,600
1999
2000
2001
1H02



Presentation Overview

- **Retail Banking**
  - **Domestic Retail Banking**
  - **Retail Financial Services**
  - **International Retail Banking**

BNP PARIBAS

Retail Financial Services: Continued Growth in the Business and Enhanced Performance

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1H02	1H02 / 1H01
Net Banking Income	**652**	**608**	**+7.2%**	**1,280**	**+8.8%**
Operating Expenses and Dep.	-412	-386	+6.7%	-799	+6.4%
Gross Operating Income	**240**	**222**	**+8.1%**	**481**	**+13.2%**
Provisions	-73	-75	-2.7%	-161	+12.6%
Non Operating items	-14	2	n.s.	-26	n.s.
Pre-Tax Income	**153**	**149**	**+2.7%**	**294**	**+5.8%**
Cost / Income	63.2%	63.5%	-0.3 pt	62.4%	-1.5 pt
Allocated Equity (bn E)				2.8	+13.9%
Pre-Tax ROE				21%	*-1 pt*

Variations at constant scope and exchange rate (2Q02/2Q01):
NBI: +9.5% ; Operating expenses & deprec: +6.2% ; GOI: +15.2% ; Pre-tax income: +16.4%



GOI in Emn
Cost/Income Ratio
300
200
100
0
75%
70%
65%
60%
203
222
216
232
241
240
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

BNP PARIBAS

Retail Financial Services: 1H02 Highlights

- **CortalConsors: Creating the European Leader**
  - → BNP Paribas held a 91.55% equity interest in Consors AG after the first public takeover offer (18.07.2002)
  - → Cortal: profits (EUR +4mn in 1H02) despite the stock market crisis compared to a deficit of EUR 3mn in 1H01
- **Cetelem**
  - → Stabilisation in provisions in France
- **Arval PHH**
  - → Continued growth in the number of managed vehicles in 1H02 (+3.3%/June 01), with contrasting trends between continental Europe excluding France (+25.2%), and France (+13.4%) on the one hand, and the UK (-5.4%) on the other
- **BNP Paribas Lease Group**
  - → Extension of the long-term partnership agreement with CNH (Case New Holland- farm and civil engeneering equipment) - covering Western Europe
- **UCB**
  - → 4,500 new accounts opened in the French Retail Banking organisation in the 1st half 2002

BNP PARIBAS

RFS: Steady Growth Outside France

Managed Outstandings

in billions of euros	June-02	June-01	Change June-02/ June 01	March-02	Change June-02/ March 02	Dec-01	Change June-02/ Dec-01
Cetelem MT + ST	**22.9**	**20.4**	**+12.1%**	**22.1**	**+3.6%**	**21.2**	**+7.8%**
France	15.3	15.0	+1.7%	15.5	-0.8%	15.3	+0.3%
Outside France [1]	7.6	5.4	+41.3%	6.6	+14.0%	5.9	+27.1%
BNP Paribas Lease Group MT + ST	**17.6**	**17.1**	**+3.0%**	**18.1**	**-3.1%**	**18.0**	**-2.2%**
France	14.6	14.4	+1.3%	15.2	-4.0%	15.3	-4.1%
Europe (Excl. France)	2.9	2.6	+12.5%	2.9	+1.4%	2.7	+8.2%
UCB	**14.7**	**14.1**	**+3.7%**	**14.5**	**+1.5%**	**14.3**	**+2.8%**
France	9.8	9.9	-1.4%	9.8	+0.0%	9.8	-0.5%
Europe (Excl. France)	4.9	4.2	+15.7%	4.7	+4.7%	4.5	+10.0%
Long term leasing with services [2]	**4.4**	**3.6**	**+22.2%**	**4.3**	**+3.5%**	**3.9**	**+12.0%**
France	1.6	1.2	+34.5%	1.5	+4.4%	1.4	+11.7%
Europe (Excl. France)	2.8	2.4	+16.2%	2.8	+3.0%	2.5	+12.2%
Total (excl. double accounts)	**59.2**	**54.8**	**7.9%**	**58.6**	**+1.0%**	**57.0**	**+3.8%**
France	40.9	40.2	+1.9%	41.6	-1.6%	41.4	-1.1%
Outside France	18.3	14.6	+24.6%	17.0	+7.5%	15.6	+16.6%
ARVAL -PHH							
Total managed vehicles	**671,818**	**650,533**	**+3.3%**	**663,948**	**+1.2%**	**665,996**	**+0.9%**
France	165,408	145,800	+13.4%	159,660	+3.6%	156,388	+5.8%
Continental Europe	118,888	94,974	+25.2%	112,075	+6.1%	109,516	+8.6%
United Kingdom	387,522	409,759	-5.4%	392,213	-1.2%	400,092	-3.1%

[1] Including Findomestic's EUR 300 mn in securitised outstandings that were consolidated as at 30.06.02
[2] Financed outstandings


BNP PARIBAS
Results 30.06.2002

Presentation Overview

- **Retail Banking**
  - **Domestic Retail Banking**
  - **Retail Financial Services**
  - **International Retail Banking**

International Retail Banking: a Change in Scale

BNP PARIBAS

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1H02	1H02 / 1H01
Net Banking Income	**644**	**468**	**+37.6%**	**1,162**	**+25.1%**
Operating Expenses and Dep.	-361	-265	+36.2%	-660	+27.9%
Gross Operating Income	**283**	**203**	**+39.4%**	**502**	**+21.5%**
Provisions	-35	-41	-14.6%	-60	-28.6%
Non Operating items	-71	-6	n.s.	-106	n.s.
Pre-Tax Income	**177**	**156**	**+13.5%**	**336**	**+9.4%**
Cost / Income	56.1%	56.6%	-0.5 pt	56.8%	+1.3 pt
Allocated Equity (bn E)				2.0	+36.2%
Pre-Tax ROE				33%	-8 pt

Variations at constant scope and exchange rate (2Q02/2Q01)
NBI: +6.7% ; Operating expenses & deprec: +5.9% ; GOI: +7.7% ; Pre-tax income: +8.7%


GOI in Emn
Cost/Income Ratio
210
203
198
226
219
283
200
100
0
75%
70%
65%
60%
55%
50%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

- Consolidation of United California Bank as of 15/03/02
- Impact of the goodwill on the non-operating items in 2Q02 (EUR 22mn minority shareholding in BancWest, EUR 19mn in UCB)
- ROE before tax and goodwill: 41% in 1H02

International Retail Banking: 2Q02 Highlights

BNP PARIBAS

- **BancWest**
  - → Merger process between Bank of the West and UCB on schedule (merger of the IT systems and the brands scheduled to be completed by 15/9/02) and confirmation of planned synergies
  - → Business in California very brisk in the first two quarters
  - → Stable Non performing assets/total assets ratio, at 0.74% as at 30/6/02 (0.77% as at 31/3/02)
- **Emerging Markets Overseas**
  - → Streamlining of the IT systems (integration under way)
  - → Launch of new savings products in Africa
  - → Disposal of the stake in the Bank of Sharjah

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- BNP Paribas Capital
- Corporate & Investment Banking

BNP PARIBAS

AMS: Limited Decline in Revenues in a Stock Market Crisis

In Euro million	2Q02	2Q01	2Q02 / 2Q01	2Q02 / 1Q02	1H02	1H02 / 1H01
Net Banking Income	**562**	**604**	**-7.0%**	***-5.7%***	**1,158**	**-2.0%**
Operating Expenses and Dep.	-360	-328	+9.8%	*+2.0%*	-713	+7.1%
Gross Operating Income	**202**	**276**	**-26.8%**	***-16.9%***	**445**	**-13.8%**
Provisions	-3	-37	-91.9%	*n.s.*	-2	n.s.
Non Operating items	-8	14	n.s.	*n.s.*	-8	n.s.
Pre-Tax Income	**191**	**253**	**-24.5%**	***-23.0%***	**439**	**-8.5%**
Cost / Income	64.1%	54.3%	+9.8 pt	*+4.9 pt*	61.6%	+5.3 pt


GOI in Emn
Cost/Income Ratio
240
276
221
231
243
202
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
80%
75%
70%
65%
60%
55%
50%

- 1H02 margin on AUM maintained at its 2001 level (64 bp)
- Cost adjustment programmes under way

BNP PARIBAS

New Money Inflow Holds Up

- **Increase in New Money: +5.4% annualised**


In billions of euros
272
104
168
+7.3
New money
-17.1
Performance & forex
Changes in scope
+0.8
263
99
164
Private Banking Assets
Asset Management & Insurance net assets [1]
31.12.01
30.06.02

[1] Total Asset Management + Cortal+ Insurance net of double accounts

BNP PARIBAS

Asset Management and Private Banking: Drop in NBI 2Q/1Q Limited to 1.5%

In Euro million	2Q02	2Q01	2Q02 / 2Q01	2Q02 / 1Q02	1H02	1H02 / 1H01
Net Banking Income	**267**	**286**	**-6.6%**	***-1.5%***	**538**	**-4.9%**
Operating Expenses and Dep.	-182	-170	+7.1%	*+0.0%*	-364	+5.2%
Gross Operating Income	**85**	**116**	**-26.7%**	***-4.5%***	**174**	**-20.9%**
Provisions	-7	-31	-77.4%	*n.s.*	-3	-93.8%
Non Operating items	-1	12	n.s.	*n.s.*	-3	n.s.
Pre-Tax Income	**77**	**97**	**-20.6%**	***-15.4%***	**168**	**-3.4%**
Cost / Income	68.2%	59.4%	+8.8 pt	*+1.0 pt*	67.7%	+6.6 pt

3 entities have been incorporated in full since 1/1/02 and contributes EUR 10mn and -EUR 7mn respectively to NBI and operating expenses and depreciation in 2Q02 and EUR 20mn and -EUR 16mn respectively to NBI and operating expenses and depreciation in 1H02.
Aside from the incorporation of these entities, NBI fell 10.1% and operating expenses and depreciation rose 2.9% in 2Q02 compared to 2Q01.

- **Revenues**
  - → Impact of the decline in portfolio values
  - → Very low volume of transactions by Private Banking customers
- **Operating Expenses and Depreciation**
  - → Knock-on effect of 2Q02/2Q01 sales and marketing development costs for Private Banking
  - → Stabilisation 2Q02/1Q02
- **Foreign exchange effect:** negative on the Private Banking business (decline in the dollar's value on revenues and rise in the Swiss franc's value on costs)
- **Acquisition agreement** of Chase's private banking business in Spain (EUR 750mn in assets)

BNP PARIBAS

Insurance: Recurring Business Held Up Well, NBI Affected by Provisions Set Aside for Securities

In Euro million	2Q02	2Q01	2Q02 / 2Q01	*2Q02 / 1Q02*	1H02	1H02 / 1H01
Net Banking Income	152	180	-15.6%	*-17.4%*	336	-2.6%
Operating Expenses and Dep.	-85	-79	+7.6%	*+1.2%*	-169	+7.6%
Gross Operating Income	67	101	-33.7%	*-33.0%*	167	-11.2%
Provisions	4	-5	n.s.	*n.s.*	5	n.s.
Non Operating items	2	5	n.s.	*n.s.*	7	n.s.
Pre-Tax Income	73	101	-27.7%	*-31.1%*	179	-11.8%
Cost / Income	55.9%	43.9%	+12.0 pt	*+10.2 pt*	50.3%	+4.8 pt
Allocated Equity (bn E)					1.6[1]	+43.3%[1]
Pre-Tax ROE					22%	-14 pt

[1] Change in the method used to calculate allocated equity starting on 1/1/02: the allocated equity was raised to 100% of the capital adequacy margin requirement (compared to 75% in 2001)

- **Impact of the sharp decline in stock markets on 2Q02 NBI (- EUR 30mn)**
  - → provisions for securities charged against the NBI in June, as required under the accounting consolidation rules
- **Business held up well in 1H02: premiums up 4%**
  - → Extremely rapid growth of death and disability coverage and borrowers' insurance abroad (premiums: +59% in 1H02)
- **Partnership Agreement with Thaï-Life, 2nd largest insurance company in Thailand**

BNP PARIBAS

Securities Services: Growth in Revenues Despite the Environment

In Euro million	2Q02	2Q01	2Q02 / 2Q01	*2Q02 / 1Q02*	1H02	1H02 / 1H01
Net Banking Income	143	138	+3.6%	*+1.4%*	284	+4.8%
Operating Expenses and Dep.	-93	-79	+17.7%	*+6.9%*	-180	+10.4%
Gross Operating Income	50	59	-15.3%	*-7.4%*	104	-3.7%
Provisions	0	-1	n.s.	*n.s.*	0	n.s.
Non Operating items	-9	-3	n.s.	*n.s.*	-12	n.s.
Pre-Tax Income	41	55	-25.5%	*-19.6%*	92	-10.7%
Cost / Income	65.0%	57.2%	+7.8 pt	*+3.3 pt*	63.4%	+3.3 pt

- **Revenues:**
  - → Reduction in the value of assets under custody given the decline in the markets
- **Costs:**
  - → Knock-on effect of increased costs due to 2001 business expansion efforts
  - → Cost stabilisation programme under way
- **Good Sales Performance:**
  - → Increase in the number of transactions (12.4 million, +20% 1H02/1H01)
  - → "Best Regional Custodian-Europe" *("Global Investor" magazine)*
- **Agreement signed to acquire Cogent (1,400 funds, EUR 229bn in assets as of 31.12.01)**

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- BNP Paribas Capital
- Corporate & Investment Banking

BNP PARIBAS

BNP Paribas Capital: A Regular Contribution to the Results

In Euro million	2Q02	2Q01	1Q02	1H02	1H01
Capital Gains	**392**	**269**	**125**	**517**	**331**
Other Net Income	11	92	-18	-7	134
Operating Expenses and Dep.	-11	-19	-12	-23	-36
Pre-Tax Income	**392**	**342**	**95**	**487**	**429**

In Euro million

Pre-tax Income


725
798
200*
826
717
429
487
1998
1999
2000
2001
1H01
1H02

** Exceptional capital gains realised in consideration for the acquisition of the minority interests in Cobepa (Belgium)*

BNP PARIBAS

1st Half 2002: Targets Met

- **The value of the portfolio held up well**
  As of 30.06.2002
  - → Estimated value of the portfolio: EUR 5.8bn (EUR 6.6bn as at 31.12.01)
  - → Including unrealised capital gains:
    - EUR 2.1bn (EUR 2.6bn as at 31.12.01)
    - EUR 1.8bn as at 26.07.02
  - → Portfolio developments as of 1H02:
    - divestments: EUR 0.9bn
    - investments: EUR 0.04bn

- **Success of the Private Equity fund policy, open to third parties**
  - → **Final closing of PAI Europe III for commitments received totalling EUR 1,816mn, over the target (EUR 1,250mn) in a difficult market setting**
    - EUR 1,350bn from investors other than BNP Paribas and the PAI LBO Fund investors

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- BNP Paribas Capital
- Corporate & Investment Banking

BNP PARIBAS

Corp. & Inv.Banking: A Quarter Marked by a Very Difficult Environment

In Euro million	2Q02	2Q01	2Q02 / 2Q01	2Q02 / 1Q02	1H02	1H02 / 1H01
Net Banking Income	**1,109**	**1,463**	**-24.2%**	***-27.7%***	**2,643**	**-16.3%**
Incl. Trading Revenues*	481	667	-27.9%	*-42.9%*	1,324	-18.7%
Operating Expenses and Dep.	-744	-901	-17.4%	*-16.1%*	-1,631	-11.7%
Gross Operating Income	**365**	**562**	**-35.1%**	***-43.6%***	**1,012**	**-22.7%**
Provisions	-134	-109	+22.9%	*-8.8%*	-281	+37.7%
Non Operating items	21	0	n.s.	*n.s.*	19	+58.3%
Pre-Tax Income	**252**	**453**	**-44.4%**	***-49.4%***	**750**	**-32.9%**
Cost / Income	67.1%	61.6%	+5.5 pt	*+9.3 pt*	61.7%	+3.2 pt
Allocated Equity (bn €)					8.2	+8.3%
Pre-Tax ROE					18%	-11 pt

*Including customer activity and related revenues


GOI in €mn
Cost/Income Ratio
800
700
600
500
400
300
200
100
0
748
562
612
593
647
365
100%
90%
80%
70%
60%
50%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

BNP PARIBAS

Corp. & Inv.Banking: Higher Rankings

	1H02	2001
FIXED-INCOME		
All Euromarket issues, bookrunners	# 8	# 9
All bonds in euros, bookrunners	# 7	# 7
All Corporate bonds in euros (bookrun.)	# 3	# 4
All Invest.-grade bonds in euros (bookrun.)	# 4	# 6
STRUCTURED FINANCE		
Top arranger of Synd. Credits (volume)	# 9	# 9
Top arranger of Synd. Credits EMEA (volume)	# 6	# 7
Top arranger of Synd. Credits for M&A, EMEA	# 8	# 5
CORPORATE FINANCE		
International EMEA Convertible issues	# 4	# 6
International EMEA Equity issues	# 15	# 13
M&A Europe, completed deals (by amount)	# 10	# 14

Source: IFR - Thomson Financial, Project Finance International

BNP PARIBAS

Advisory and Capital Market: Business in a Slump, Costs Adjusted

In Euro million	2Q02	2Q01	2Q02 / 2Q01	2Q02 / 1Q02	1H02	1H02 / 1H01
Net Banking Income	**584**	**867**	**-32.6%**	***-40.0%***	**1,557**	**-22.1%**
Operating Expenses and Dep.	-477	-639	-25.4%	*-23.3%*	-1,099	-17.4%
Gross Operating Income	**107**	**228**	**-53.1%**	***-69.5%***	**458**	**-31.4%**
Provisions	3	3	+0.0%	*n.s.*	-7	n.s.
Non Operating items	16	-11	n.s.	*n.s.*	14	n.s.
Pre-Tax Income	**126**	**220**	**-42.7%**	***-62.8%***	**465**	**-30.6%**
Cost / Income	81.7%	73.7%	+8.0 pt	*+17.8 pt*	70.6%	+4.0 pt
Allocated Equity (bn €)					3.6	+36.9%
Pre-Tax ROE					26%	-25 pt

- **Impact on June revenues of the financial markets crisis, for both equities as well as fixed income operations**
  - → mark-to-market effect on securities
  - → marked slowdown in customer equity derivatives transactions
- **Rapid cost adjustments**
  - → hiring freeze and bonus flexibility
  - → implementation of the equity business plan postponed

BNP PARIBAS

Trend in the Value-At-Risk


Daily revenues
Value-At-Risk
80
60
40
20
0
-20
-40
-60
-80
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02

Specialised Financing: Maintained Profitable Capacity in a Highly Unfavourable Economy

BNP PARIBAS

In Euro million	2Q02	2Q01	2Q02 / 2Q01	2Q02 / 1Q02	1H02	1H02 / 1H01
Net Banking Income	**325**	**368**	**-11.7%**	***-6.3%***	**672**	-4.5%
Operating Expenses and Dep.	-162	-147	+10.2%	*+1.9%*	-321	+10.7%
Gross Operating Income	**163**	**221**	**-26.2%**	***-13.3%***	**351**	-15.2%
Provisions	-98	-58	+69.0%	*+78.2%*	-153	+21.4%
Non Operating items	5	4	n.s.	*n.s.*	5	n.s.
Pre-Tax Income	**70**	**167**	**-58.1%**	***-47.4%***	**203**	-31.0%
Cost / Income	49.8%	39.9%	+9.9 pt	*+4.0 pt*	47.8%	+6.6 pt
Allocated Equity (bn E)					2.4	-1.0%
Pre-Tax ROE					17%	*-8 pt*

- **Revenues:**
  - → Effect of the fall in the dollar on the Energy & Commodities business in particular
  - → Sharp decline in Media & Telecom business
  - → Good level of business for syndication and project financing
- **Operating Expenses and Depreciation:**
  - → Risk control system tightened
  - → Bolstering of back-office resources in the Energy & Commodities business
- **Provisions:**
  - → Impact in 2Q02 of certain specific risks in the United States

Corporate Banking: Further Reduction in Allocated Equity

BNP PARIBAS

In Euro million	2Q02	2Q01	2Q02 / 2Q01	2Q02 / 1Q02	1H02	1H02 / 1H01
Net Banking Income	**200**	**228**	**-12.3%**	***-6.5%***	**414**	-9.0%
Operating Expenses and Dep.	-105	-115	-8.7%	*-0.9%*	-211	-7.0%
Gross Operating Income	**95**	**113**	**-15.9%**	***-12.0%***	**203**	-11.0%
Provisions	-39	-54	-27.8%	*-52.4%*	-121	+49.4%
Non Operating items	0	7	n.s.	*n.s.*	0	n.s.
Pre-Tax Income	**56**	**66**	**-15.2%**	***+115.4%***	**82**	-46.8%
Cost / Income	52.5%	50.4%	+2.1 pt	*+3.0 pt*	51.0%	+1.1 pt
Allocated Equity (bn E)					2.3	-11.7%
Pre-Tax ROE					7%	*-5 pt*

- **Substantial reduction in weighted assets (-11.7%) combined with a drop in revenues**
- **Continuing right sizing of the international network**

BNP PARIBAS

Results as at 30 June 2002

[redacted]

[redacted]

[redacted]

Results 30.06.2002

GROUP RETAIL AMS CIB

39

BNP PARIBAS



Group - Notes

Results 30.06.2002

40

BNP PARIBAS

Reallocation of Equity into Retail Banking and Asset Management & Services

In billions of Euros


21.4
22.6
27.4
Retail Banking
French Retail Banking
International Retail Banking
Retail Financial Services
Asset Management & Services
Corporate & Investment Banking
BNP Paribas Capital
24%
7.5%
12 %
11%
54.5%
36%
9.5%
22%
9%
12%
13%
56%
36%
8%
46%
15%
>60%
35%
4%
2001
1H 02
2005
Target

BNP PARIBAS

Equity Allocated to the Core Businesses

In E bn	1H02	1H01	Change
Retail banking	**9.8**	**9.0**	**+8.3%**
French Retail Banking	4.9	5.1	-2.7%
International Retail Banking	2.0	1.5	+36.2%
Retail Financial Services	2.8	2.5	+13.9%
Corporate and Invest. Banking	**8.2**	**7.6**	**+8.3%**
- Advisory & Capital Markets	3.6	2.6	+36.9%
- Specialised Financing	2.4	2.4	-1.0%
- Commercial Banking	2.3	2.6	-11.7%
Asset Management & Services	**2.9**	**2.3**	**+23.2%**
- PB & AM	0.8	0.9	-2.3%
- Insurance	1.6	1.1	+43.3%[1]
- Securities	0.4	0.3	+20.5%
BNP Paribas Capital	**1.7**	**2.1**	**-14.9%**
Total Operational divisions	**22.6**	**21.0**	**+7.7%**

Equity is allocated to the core businesses in accordance with the requirements and calculation methods of the Cooke ratio. It is allocated on the basis of 6% of weighted assets.
To round out this approach, the following is added:
- an amount of 0.25% of the assets under management to Private banking and Asset management business lines.
- for the Private Equity business, a percentage of the total book value of the securities, which varies according to the type of investment, so as to reflect the actual level of risk incurred.

[1] for the insurance business, change in calculation method for allocation of equity starting from 01.01.02:equity allocated is brought up to 100% of the amounts required for solvency margin (compared to 75% for 2001)

BNP PARIBAS

Number of Shares and EPS

Number of shares - (in mn)

	1H02	1H01	Year 2001
Number of Shares (end of period)	895	886	886
Number of Shares excluding treasury Shares (end of period)	879	871	868
Average number of Shares outstanding excluding Treasury Shares	870	863	866

EPS - (in euros)

	1H02	1H01	Year 2001
Earning Per Share (EPS)	2.33	2.79	4.64
Diluted Earning Per Share (EPS)	2.30	2.76	4.58

BNP PARIBAS

Specific Provisions and Coverage Rate of Specific Risks


BNP
BNP PARIBAS
In %
54
60
63
64
63
66
67
67
67
0.93
0.75
0.56
0.45
0.56
0.55
0.53
0.59
0.57
1994
1995
1996
1997
1998
1999
2000
2001
1H02
Coverage rate specific risks / doubtful clients
Specific provisions (net allowances) / gross outstanding loans

The calculation of the risk coverage rate takes into account only specific reserves, excluding country risks reserves(E2.6 bn) and reserves for potential sectorial risks (E 0.2bn).
Doubtful commitments include:
→ receivables in collection, unpaid claims as well as performing receivables which the bank deems are unlikely to be recovered.
→ Balance sheet and off-balance sheet items
In the event of a payment incident involving a customer credit, all the customer's credit is classified as doubtful (risk of contagion taken into account).

BNP PARIBAS

Breakdown of Commitments by Region



Other European countries 4%
France 40%
Asia-Pacific 7%
Japan 1%
Africa & Middle East 3%
Latin America 3%
BancWest 9%
North America (excl. BancWest) 16%
European Economic Union 17%

Gross credits+off-balance sheet commitments, unweighted
(E 386 bn as at 30.06.02)



Other European countries 4%
France 50%
Japan 1%
Asia-Pacific 5%
Africa & Middle East 4%
Latin America 3%
BancWest 11%
North America (excl. BancWest) 8%
European Economic Union 14%

On-balance sheet gross credits
(E 227bn as at 30.06.02)

BNP PARIBAS

Breakdown of Commitments by Industry



Food processing 3%
Telecoms 3%
Transportation 3%
Insurance 4%
Car manufacturing 1%
States, local governments and fin. Instit. 13%
Others <1% each 14%
Utilities 1%
Construction 2%
Business services 3%
Chemicals 2%
Wholesale trade 5%
Retail 4%
Private individuals and self employed 24%
Energy 3%
Household appliances 2%
Mining 2%
Technology 1%
Machinery 2%
Leisure 1%
Real Estate 3%
Manufacturing 2%
Materials 2%

Gross credits+off-balance sheet commitments, unweighted
(E 386 bn as at 30.06.02)



Food processing 2%
Transportation 3%
Car manufacturing 1%
States, local governments and fin. Instit. 11%
Telecoms 2%
Insurance 2%
Others <1% each 18%
Utilities 1%
Construction 1%
Chemicals 1%
Business services 2%
Wholesale trade 5%
Retail 4%
Private individuals and self employed 30%
Energy 2%
Household appliances 2%
Mining 2%
Technology 1%
Machinery 1%
Leisure 1%
Real Estate 4%
Manufacturing 2%
Materials 2%

On-balance sheet gross credits
(E 227bn as at 30.06.02)


BNP PARIBAS
Results 30.06.2002

French Retail Banking - Notes

BNP PARIBAS

Variation in Total Lending

Average outstandings in billions of euros


73.2
77.2
76.3
76.1
71.7
71.1
6.0
6.0
6.1
6.1
6.1
6.1
20.9
21.4
22.0
22.3
22.7
22.9
42,5*
46,1*
44.6
44.2
39.4
38.5
3.8
3.7
3.5
3.5
3.6
3.5
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

*Windfall transactions recorded in the 1st half 2001

Variation 1H02 /1H01

Total loans:	**-5.0 %**
Consumer:	**+1.3 %**
Mortgages:	**+ 8.0 %**
Corporate:	**-12.0 %**
Others	

BNP PARIBAS

Variation in Deposits and Funds Under Management

Average outstandings
in billions of euros



25.4
27.0
28.8
28.0
28.8
27.9
27.1
26.8
26.6
26.6
28.0
28.1
10.7
11.2
11.2
10.9
11.1
10.3
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02

Outstandings end of period
in billions of euros



53.5
55.1
51.9
53.9
56.5
54.1
32.5
33.9
30.2
32.5
32.4
30.1
29.8
30.8
30.4
31.6
32.3
31.2
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02

Variation 1H02 /1H01

Cheques and Current a/c balances:	+ 8.1 %
Savings accounts:	+ 4.0 %
Market rate deposits:	- 2.1 %
Mutual funds[1]:	- 1.7 %
Incl. M LT Mutual funds: (CAC 40: -25% /30.06.01)	- 11.4 %
Life insurance :	+1.2%

[1] Mutual funds: Europerformance (French mutual funds); these statistics do not include mutual fund assets located outside France, in particular Parvest

BNP PARIBAS

Number of Products per Customer



7.3
2.8
0.4
1.9
1.0
1.2
1H02

- Services
- Loans
- Savings
- Cards
- Individual cheque and deposit accounts

BNP PARIBAS

French Retail Banking: Further Strengthening of Sales and Marketing Organisation

Total staff since 1993: - 16%
Sales personnel: + 25%
Administrative personnel: - 45%

BNP Paribas SA:
number of employees aged 60 years



230
250
760
1,527
1,765
1,873
1,885
1,861
2003
2004
2005
2006
2007
2008
2009
2010

- Slight increase in workforce of the domestic organisation: +156 people in 2001
- Increase in sales personnel: +436 people in 2001
  - → 62% of organisation's workforce at the end of 2001



34,891
* New scope after structure change
29,215*
29,371
93
94
95
96
97
98
99
'00
'01

BNP PARIBAS

Multichannel Retail Banking: Now A Reality

[redacted]

- Remote and Local Channels interconnected in real time, integrated at the database level, and interactive in terms of contacts, services and sales
  - → An IT architecture that offers greater security and higher performance
- Two multimedia platforms (Paris and Orléans) opened in July 2001
  - → 266 remote advisers by the end of June 2002
  - → Call handling rate: 96%
- New workstation: managing customer relations in real-time using a multichannel facilities
  - → 50% of the organisation equipped by the end of June 2002
  - → 20,000 workstations up and working by Dec 2002
- Increasing use of an Event and Customer Contact database
  - → proposals prepared on the basis of past contacts, services, and sales, all channels combined

BNP PARIBAS

Retail Financial Services - Notes

Results 30.06.2002

53

BNP PARIBAS

RFS: Growth in New Lending and Outstanding Lending

Change June 02/June 01	cetelem	BNP PARIBAS LEASE GROUP	UCB
New Lending	+4%	-7%	+32%
France	-3%	-8%	+32%
Outside France	+14%	-3%	+33%
Outstanding	+12.1%	+3.0%	+3.7%
France	+1.7%	+1.3%	-1.4%
Outside France	+41.3%	+12.5%	+15.7%

	ARVAL PHH
Number of vehicle managed	+3.3%
France	+13.4%
Continentale Europe (excl. France)	+25.2%
United Kingdom	-5.4%

Results 30.06.2002

RFS GROUP RETAIL AMS CIB 54

BNP PARIBAS

Retail Financial Services Subsidiairies: 1H02 Performance

	Cetelem	BNP Paribas Lease Group	UCB	Fleet Managt	Consors	Cortal	Banque Directe (2)	Others	Total
GOI	291	103	55	54	-	2	-6	-18	481
change 1H02/1H01	+9.8%	+17.0%	-1.8%	+8.0%	-	n.s.	n.s.	+28.6%	+13.2%
Pre-Tax Income	180	65	83	18	-10(1)	4	-7	-39	294
change 1H02/1H01	+10.4%	=	+7.8%	-30.8%	-	n.s.	n.s.	+21.9%	+5.8%

(1) After a EUR 10mn provision for Consors' operating losses between 7 May and 30 June 2002.

(2) Agreement in principle signed on 6 June between BNP Paribas and AXA for the cession of Banque Directe

BNP PARIBAS

The Linkup Between Cortal and Consors is Going According to Plan

- The first two phases of the linkup are complete, in line with the timetable announced when the CortalConsors business plan was unveiled on 30 April.


"2 WEEKS"
17 May
" 2 MONTHS"
5 July
November
1
Launch of the Linkup
→ Appropriation of the business plan
→ Flight map
→ Architecture of the organisation
→ Appointment of the Group's Excutive Committee members (N)
2
Development of the future organisation
→ Structuring the organisation
→ Organisation of the linkup (teams, tools, etc.)
→ Charter for the 24 taskforces
→ Appointment of the (N-1)
3
Definition of targets and the implementation plan
→ Taskforces
→ Detailed action plans
→ Changes to operations
→ Bottom-up synergies
→ Quick wins
Implementation of the new organisation
→ Implementation of the plans
→ Monitering synergy targets

- Preliminary taskforces got down to work at the beginning of June. Immediate cost-cutting measures and revenue-boosting measures were taken, in particular in Germany.


BNP PARIBAS
Results 30.06.2002

International Retail Banking - Notes

BNP PARIBAS

BancWest
CORPORATION


Non Performing assets/
loans and foreclosed properties
1.5%
1.0%
0.5%
0.0%
1.01%
0.86%
0.78%
1.06%
1.04%
'99
'00
'01
1Q 02
2Q 02

After UCB acquisition


charge-offs nets/
Average total loans and leases
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
0.42%
0.37%
0.55%
1%
0.31%
'99
'00
'01
1Q 02
2Q 02


Allowance for loans and leases losses/
total loans and leases
In %
1.29
1.23
1.28
1.59
1.60
1.0
'Dec 99
'Dec 00
'Dec 01
1Q 02
2Q 02

Note: Syndicated corporate loans
Commitments: USD 1,838mn (-25% compared to 31/12/2001)
Of which drawn: USD 534mn (USD 587mn as at 31/12/2001)
Of which non-perf loans: USD 8.8mn (USD 12mn as at 31/12/2001)

BNP PARIBAS

Asset Management & Services - Notes

Results 30.06.2002

59

BNP PARIBAS

Securities Services



In billions of euros
2,500
2,000
1,500
1,000
500
0
Assets under custody (end of period)
Number of transactions
In million of transactions
19
17
15
13
11
9
7
5
1,959
1,990
1,913
10.4
12.0
12.4
1H01
2H01
1H02

Results 30.06.2002

Sec Serv

GROUP RETAIL AMS CIB

60

BNP PARIBAS

Breakdown by Type of Asset

Asset Management



Bonds 30%
Monetary 28%
Equity 23%
Diversified 13%
Guaranted and structured 6%
Bonds 29%
Monetary 29%
Equity 21%
Diversified 12%
Guaranted and structured 9%

Results 30.06.2002

GROUP RETAIL AMS CIB

BNP PARIBAS

Breakdown of AUM by Type of Customer

In billions of euros



272
263
33 %
34 %
Corporate & Institutionals
59 %
58%
Individuals
8 %
8 %
Distribution through partnerships
31.12.01
30.06.02

Results 30.06.2002

GROUP RETAIL AMS CIB

BNP PARIBAS



BNP Paribas Capital - Notes

Results 30.06.2002

63

BNP PARIBAS

A Diversified Portfolio of Investments


Others
35%
General
Industrial
34%
Consumer
Products and
Services
31%
in % of estimated value

Results 30.06.2002

BNP Paribas Capital 64

BNP PARIBAS

Breakdown of Portfolio as of 30.06.02

By type of investments


26%
3%
31%
40%
Venture capital
Significant minority interests in medium-sized companies
Controlling interest/ Lead investing positions/ LBO
Other

BNP PARIBAS

Main Equity Investment as of 30.06.02

	Activity	% owned [1]	Country	Market value (in million Euros)
Controlling interest / Lead investing positions				
Royal Canin	French and European leader for dry dog food	28,4	France	414 [2]
Eiffage	French leader in construction	29,5	France	396
GIB (Cobepa)	Belgium leading retailer	30,5	Benelux	322
Evialis (ex GNA)	French leader in animal food	63,5	France	92
Carbone Lorraine	One of the worldwide leader in carbone-based parts manufacturer	21,1	France	74
Keolis (ex GTI)	French leader in public transportation	48,7	France	Unlisted [2]
Coparex	1st independent French oil group	95,3	France	Unlisted [2]
Diana	Natural ingredients for food and pharmaceutical industries	100,0	France	Unlisted
Beaufour	One of four independent French pharmaceutical companies	4,6 (direct share)	France	Unlisted
Equity investments of funds and bridge financing				
JB Baillière Santé	Medical publishing house in France	96,5	France	Unlisted
Ceva Santé Animale	Veterinarian products	78,5	France	Unlisted
Stoeffler	French leader for Alsacian lunchmeat	75,0	France	Unlisted
Carreman	Mid and high end supplier for garment industry	71,8	France	Unlisted
Antargaz	2nd distributor (and 1st independent) for propane and butane gases on French market	70,0	France	Unlisted
Michel Thierry	N° 2 in Europe for car garment	69,0	France	Unlisted
Yoplait	N° 2 in the world for dairy produce	50,0	France	Unlisted
Panzani	French leader for pasta and sauce	50,0	France	Unlisted
Mivisa	Spanish leader for packaging	50,0	Spain	Unlisted
Gerflor	N°2 in Europe for PVC (for construction)	49,9	France	Unlisted
United Biscuits	2nd European biscuits manufacturer	40,0	UK	Unlisted
Frans Bonhomme	French leader for plastic tube distribution	33,8	France	Unlisted
Beeck-Homann (Feinkost)	N°1 in Germany for mixed salad	20,0	Germany	Unlisted
Beaufour	One of the four independent French pharmaceutical companies	9,2 [4]	France	Unlisted
Mobilix	3rd telecom operator in Denmark	4,5 [3]	Denmark	Unlisted
LD Com	2nd independent French operator for fix line	3,0	France	Unlisted

(1) including minority interests and before dilution
(2) pre agreed sale terms or market operation under way
(3) 8.9 % with BNP Paribas equity investments
(4) 11.2% after dilution. 16.8% with direct holding of BNP Paribas and after dilution

BNP PARIBAS

Main Equity Investment as of 30.06.02

	Activity	% hold (1)	Country	Market value (in million Euros)
Main minority stakes				
Atos Origin	Banking and financial software	4,9	France	139
SR Téléperformance	Telemarketing, marketing services and health communication	10,2	France	83
Mobistar (Cobepa)	Mobile phone network in Belgium	8,1	Benelux	67
LDC	3rd French manufacturer of poultry and leader in battery poultry	4,6	France	19
Elior	French leader for corporate catering services	1,9	France	16
Bormioli Rocco	Italian leader (3rd in Europe) for glass packaging and homewares	6,9	Italy	Unlisted
Bouygues Telecom	Mobile phone network	6,5	France	Unlisted
Doux	1st European producer (3rd in the world) for chicken	20,2	France	Unlisted
Intercos	Make up creation and manufacturing	20,0	Italy	Unlisted
Sonepar	Electrical appliances retailing	3,0	France	Unlisted
UGC SA	1st movie group in France	15,1	France	Unlisted
Other equity investments				
Pargesa (Cobepa)	Holding of GBL and Parfinance	14,6	Benelux	494
Aegon (Cobepa)	Of of the leading insurance company in the world	0,6	Benelux	272

(1) including minority interest and before dilution

BNP PARIBAS

Corp. and Inv. Banking - Notes

BNP PARIBAS

Analysis of the Value-at-Risk

[redacted]



In millions of euros
31/03/00
30/06/00
30/09/00
31/12/00
31/03/01
30/06/01
30/09/01
31/12/01
29/03/02
29/06/02
1
2
2
5
3
1
1
1
1
1
-16
-20
-19
-16
-17
-17
-19
-17
-13
-25
Total 42
54
41
31
27
28
39
37
56
32
interest rate
equities
forex
commodities
compensations

Advisory and Capital Markets

BNP PARIBAS

Consolidated Financial Statements

6 months to 30 June 2002

(Unaudited)

BNP PARIBAS

30 June 2002

CONTENTS

BNP PARIBAS GROUP CONSOLIDATED

ASSETS

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Interbank and money market items (note 3):			
Cash and amounts due from central banks and post office banks	9,988	3,489	5,569
Treasury bills and money-market instruments (note 5)	84,354	81,462	68,684
Due from credit institutions	154,862	186,623	188,920
Total interbank and money market items	**249,204**	**271,574**	**263,173**
Customer items (note 4)			
Due from customers	205,553	214,819	238,101
Leasing receivables	20,107	20,088	19,643
Total customer items	**225,660**	**234,907**	**257,744**
Bonds and other fixed-income instruments (note 5)	**45,570**	**56,062**	**39,396**
Equities and other variable-income instruments (note 5)	**37,487**	**42,497**	**57,526**
Insurance company investments (note 6)	**56,164**	**56,210**	**55,430**
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment (note 7):			
Investments in non-consolidated undertakings and other participating interests	3,112	3,027	2,742
Equity securities held for long-term investment	5,741	5,746	5,686
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**8,853**	**8,773**	**8,428**
Investments in companies carried under the equity method			
Financial sector companies	1,489	1,507	1,920
Non-financial sector companies	345	376	310
Total investments in companies carried under the equity method (note 9)	**1,834**	**1,883**	**2,230**
Tangible and intangible assets (note 11)	**8,125**	**7,514**	**6,654**
Goodwill (note 12)	**5,526**	**4,489**	**2,583**
Accrued income and other assets (note 13)	**91,947**	**141,387**	**157,415**
Total assets	**730,370**	**825,296**	**850,579**
COMMITMENTS GIVEN			
Financing commitments given (note 23)	146,072	132,929	147,355
Guarantees and endorsements given (note 23)	68,127	79,943	77,469
Commitments given on securities (note 23)	27,693	11,090	23,804
Insurance company commitments	1,043	668	1,211
Commitments incurred on forward and options contracts (note 24)	13,183,663	10,921,962	10,552,742

BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Interbank and money market items (note 14):			
Due to central banks and post office banks	242	202	248
Due to credit institutions	198,464	220,094	228,413
Total interbank and money market items	**198,706**	**220,296**	**228,661**
Customer items (note 15)	**194,022**	**216,096**	**219,343**
Debt securities:			
Retail certificates of deposit (note 15)	7,875	6,771	7,320
Interbank market securities (note 14)	1,014	1,670	496
Negotiable certificates of deposit (note 15)	66,880	63,575	67,090
Bonds, including short term portion (note 16)	13,951	15,780	14,331
Other debt instruments	185	67	119
Total debt securities	**89,905**	**87,863**	**89,356**
Technical reserves of insurance companies (note 17)	**55,572**	**55,205**	**54,525**
Accrued expenses and other liabilities (note 18)	**142,884**	**199,224**	**213,341**
Badwill (note 12)	**23**	**25**	**34**
Provisions for contingencies and charges (note 19)	**4,458**	**4,853**	**5,163**
Subordinated debt (note 20)	**13,809**	**13,038**	**12,661**
Reserve for general banking risks (note 21)	**999**	**1,007**	**1,017**
Minority interests in consolidated subsidiaries (note 22)	**4,328**	**3,079**	**3,190**
Shareholders' equity (note 22):			
Share capital	1,790	1,772	1,772
Additional paid-in capital in excess of par and premium on acquisition	10,804	10,476	10,476
Retained earnings	11,044	8,344	8,631
Net income	2,026	4,018	2,409
Total shareholders' equity	**25,664**	**24,610**	**23,288**
Total liabilities and shareholders' equity	**730,370**	**825,296**	**850,579**
COMMITMENTS RECEIVED			
Financing commitments received (note 23)	35,742	22,355	47,263
Guarantees and endorsements received (note 23)	40,847	42,276	46,531
Commitments received on securities (note 23)	27,119	9,216	26,386
Insurance company commitments	1,815	2,345	1,946

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
Interest income	*16,380*	*21,316*	*39,303*
Interest expense	*(13,972)*	*(19,332)*	*(35,327)*
Net interest income (note 27)	2,408	1,984	3,976
Income on equities and other variable-income instruments (note 30)	227	347	564
Commission income	*3,151*	*3,372*	*6,413*
Commission expense	*(1,098)*	*(1,111)*	*(2,029)*
Net commission income (note 31)	2,053	2,261	4,384
Net gains on sales of trading account securities	2,636	2,972	6,296
Net gains on sales of securities available for sale	61	219	223
Other banking income	*589*	*636*	*1,097*
Other banking expenses	*(408)*	*(383)*	*(766)*
Net other banking income	181	253	331
Underwriting result and net investment income of insurance companies (note 32)	785	671	1,308
Net income from other activities	199	144	368
Net banking income (note 37)	**8,550**	**8,851**	**17,450**
Operating expense:			
Salaries and employee benefits, including profit sharing (note 33)	(3,124)	(3,273)	(6,467)
Other administrative expenses	(2,039)	(1,876)	(3,889)
Total operating expense	(5,163)	(5,149)	(10,356)
Depreciation, amortisation and provisions on tangible and intangible assets	(299)	(289)	(577)
Gross operating income (note 37)	**3,088**	**3,413**	**6,517**
Net additions to provisions for credit risks and country risks (note 8)	(628)	(532)	(1,312)
Operating income (note 37)	**2,460**	**2,881**	**5,205**
Share of earnings of companies carried under equity method (note 9)	59	215	228
Gains (losses) on disposals of long-term investments and changes in provisions (note 35)	751	671	1,125
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks (note 37)	**3,270**	**3,767**	**6,558**
Net non-recurring expense (note 36)	(71)	(5)	(165)
Corporate income tax (note 38)	(838)	(1,084)	(1,817)
Amortisation of goodwill	(166)	(100)	(188)
Movements in the reserve for general banking risks	2	21	27
Minority interests	(171)	(190)	(397)
Net income	**2,026**	**2,409**	**4,018**
Basic earnings per share, in euros	**2.33**	**2.79** (1)	**4.64** (1)
Diluted earnings per share (2)	**2.30**	**2.76** (1)	**4.58** (1)

(1) After the two-for-one share split.

(2) In accordance with Accounting Standards Committee (CRC) standard 1999-07, earnings per share are also presented on a diluted basis, calculated in line with the method recommended by the French Accounting Board (OEC) in opinion no. 27. The method used to calculate diluted earnings per share also complies with IAS 33 "Earnings per share." Diluted earnings per share correspond to net income for the period divided by the weighted average number of shares outstanding, adjusted for the maximum number of potential ordinary shares, corresponding to dilutive instruments. Stock options are taken into account in the calculation of diluted earnings per share by the treasury stock method which is also allowed under IAS 33.

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions of euros	6 months to 30 June 2002	12 months to 31 Dec. 2001	6 months to 30 June 2001
Long-term sources of funds			
Funds provided from shareholders' equity			
From operations:			
Consolidated net income	2,197	4,415	2,599
Depreciation and amortisation	299	577	289
Net additions to provisions	622	1,557	604
Share of earnings of companies carried under equity method	(59)	(228)	(215)
Total funds provided from operations	**3,059**	**6,321**	**3,277**
Dividends paid		(1,209)	
Other changes in shareholders' equity:			
Group share	(981)	(2,008)	194
Minority interests	1,218	(25)	293
Increase in shareholders' equity	**3,296**	**3,079**	**3,764**
Decrease in reserve for general banking risks	**(8)**	**(5)**	**(22)**
Increase in subordinated debt	**771**	**1,293**	**916**
Increase in shareholders' equity and other long-term capital	**4,059**	**4,367**	**4,658**
Funds provided from other sources:			
(Decrease) increase in interbank items (liabilities)	(21,590)	24,041	32,406
(Decrease) increase in customer deposits	(22,074)	43,219	46,466
Increase in debt securities	2,042	12,138	13,631
Increase in technical reserves of insurance companies	367	1,112	432
(Decrease) increase in other financial items	(8,488)	25,775	22,721
(Decrease) increase in other sources of funds	**(49,743)**	**106,285**	**115,656**
Total (decrease) increase in sources of funds:	**(45,684)**	**110,652**	**120,314**
Uses:			
(Decrease) increase in interbank items (assets)	(25,253)	51,319	55,694
(Decrease) increase in customer loans	(8,628)	5,551	27,324
(Decrease) increase in securities	(13,151)	57,007	40,869
(Decrease) increase in insurance company investments	(46)	1,565	785
Increase (decrease) in long-term investments	484	(7,050)	(5,470)
Increase in tangible and intangible assets	910	2,260	1,112
Total (decrease) increase in use of funds:	**(45,684)**	**110,652**	**120,314**

NOTE 1 – ACCOUNTING POLICIES

The consolidated financial statements of the BNP Paribas Group have been prepared in accordance with French generally accepted accounting principles applicable in the banking industry.

YEAR-ON-YEAR COMPARISONS

In accordance with the standards applicable to the consolidated financial statements of banks and other financial institutions, deferred tax assets and liabilities are now netted off at the level of each taxable entity. The financial statements for the first half of 2001 have been restated according to this presentation.

PRINCIPLES AND BASIS OF CONSOLIDATION

SCOPE OF CONSOLIDATION

The consolidated financial statements include the financial statements of BNP Paribas and of all subsidiaries whose financial statements are material in relation to the consolidated financial statements of the Group as a whole. Subsidiaries are considered as being material if they contribute over EUR 8 million to consolidated net banking income, EUR 4 million to gross operating income or income before tax and amortisation of goodwill or EUR 40 million to total consolidated assets. Companies that hold long-term investments in consolidated companies are also consolidated.

Entities over which a Group company exercises de facto control, by virtue of contractual provisions or provisions of the entity's bylaws, are consolidated even in cases where the Group does not hold an interest in their capital. However, entities in which powers are not exercised in the sole interests of a Group company but in a fiduciary capacity on behalf of third parties and in the interests of all of the parties involved, none of which exercises exclusive control over the entity, are not consolidated.

Entities whose shares have been acquired exclusively with a view to their subsequent disposal are not consolidated. This is the case of shares which are intended to be sold in connection with the active management of the portfolio held by BNP Paribas Capital. Additionally, if the Group's ability to control the operating policies and assets of a subsidiary or affiliate is severely and permanently restricted, the subsidiary or affiliate is not consolidated. Shares in these companies are recorded in the consolidated balance sheet under "Investments in non-consolidated undertakings and other participating interests".

CONSOLIDATION METHODS

- **Fully-consolidated Companies**

Subsidiaries over which the Group exercises exclusive control are fully consolidated, including subsidiaries whose financial statements are presented in a different format which are engaged in a business that represents an extension of the Group's banking and financial services businesses or a related business, including insurance, real estate investment, real estate development and data processing services.

Exclusive control is considered as being exercised in cases where the Group is in a position to manage the subsidiary's financial and operating policies with a view to benefiting from its business, as a result of:

- direct or indirect ownership of the majority of voting rights of the subsidiary;
- the designation in two successive years of the majority of the members of the Board of Directors, Supervisory Board or equivalent. This is considered to be the case if a Group company holds over 40% of the voting rights during the two-year period and no other shareholder holds a larger percentage, directly or indirectly;
- the right to exercise dominant influence over the subsidiary by virtue of contractual provisions or provisions of the bylaws, provided that the Group company exercising the dominant influence is a shareholder of the subsidiary. Dominant influence is considered as being exercised in cases where the

NOTE 1 – ACCOUNTING POLICIES (cont'd)

Group company is in a position to use or decide the utilisation of the subsidiary's assets, liabilities or off-balance sheet items as if they were its own. In the absence of contractual provisions or provisions of the bylaws, a Group company is considered as exercising dominant influence over a credit institution in cases where it holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a larger percentage.

- **Proportionally-consolidated Companies**

Jointly-controlled companies are consolidated by the proportional method. Joint control is considered as being exercised in cases where the company concerned is managed jointly by a limited number of shareholders which together determine the company's financial and operating policies.

- **Companies accounted for by the equity method**

Companies in which the Group exercises significant influence over financial and operating policies without having control are accounted for by the equity method. Significant influence may be exercised through representation on the Board of Directors, Supervisory Board or equivalent, or participation in strategic decisions, or as a result of significant business dealings with the company, or exchanges of management personnel or technical dependence. Significant influence over financial and operating policies is considered as being exercised in cases where the Group holds at least 20% of the voting rights, directly or indirectly.

Companies that are less than 20%-owned are not consolidated except in cases where they constitute a strategic investment and the Group effectively exercises significant influence. This is the case of companies developed in partnership with other groups, where the BNP Paribas Group participates in strategic decisions affecting the company as a member of the Board of Directors, Supervisory Board or equivalent, exercises influence over the company's operational management by supplying management systems or decision-making aids and provides technical assistance to support the company's development.

CONSOLIDATION PRINCIPLES

Cost of Shares in Consolidated Companies, Goodwill, Valuation Adjustments

- **Cost of Shares in Consolidated Companies**

The cost of shares in consolidated companies is equal to the purchase price paid to the vendor by the buyer plus material transaction costs, net of the corresponding tax savings.

- **Goodwill**

Goodwill, corresponding to the difference between the cost of shares in consolidated companies and the Group's equity in the assets, liabilities and off-balance sheet items of the company at the date of acquisition, after valuation adjustments, is amortised by the straight-line method over the estimated period of benefit, not to exceed 20 years. The amortisation period is determined on a case by case basis depending on the specific conditions relating to each acquisition. Goodwill arising on acquisition of fully-consolidated and proportionally-consolidated companies is recorded under "Goodwill". The difference between the cost of shares in companies carried under the equity method and the Group's equity in the net assets acquired, after valuation adjustments, is recorded under "Investments in companies carried under the equity method".

- **Valuation Adjustments**

Valuation adjustments, corresponding to the difference between the amount of assets, liabilities and off-balance sheet items of the acquired company as restated according to Group accounting policies and their book value in the accounts of the acquired company, are recorded in the consolidated balance sheet in accordance with generally accepted accounting principles applicable to the items concerned.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

Change in Percent Interests in Consolidated Companies

In the case of an increase in the Group's percent interest in a consolidated company, additional goodwill is recorded and amortised by the method described above. If the Group's percent interest is reduced without resulting in the subsidiary being deconsolidated, a corresponding percentage of the unamortised goodwill is written off. This is the case, in particular, following a capital transaction that has the effect of diluting the interest of the company holding the shares.

Intercompany Balances and Transactions

Income and expenses on material intercompany transactions between fully or proportionally consolidated companies and companies accounted for by the equity method are eliminated in consolidation. Intercompany receivables, payables and commitments between fully or proportionally consolidated companies are also eliminated.

Lease Financing

Finance leases where the Group is lessor are recorded in the consolidated balance sheet under "Leasing receivables" in an amount corresponding to the net investment in the lease and not the net book value in the individual company accounts determined in accordance with legal and tax rules. Lease payments are analysed between amortisation of the net investment and interest income.

Deferred taxes are recorded on the total difference between accumulated book depreciation of the leased assets and accumulated amortisation of the net investment in the lease. This difference is recorded under "Shareholders' equity" net of deferred taxes.

Foreign Currency Translation

All monetary and non-monetary assets and liabilities of foreign subsidiaries and branches that are denominated in foreign currencies are translated at the period-end exchange rate. Differences arising from the translation of profit and loss account items of foreign subsidiaries at the average rate for the period and the period-end rate are recorded in shareholders' equity net of minority interests, together with differences arising on translation of the capital made available to foreign branches. Differences arising from the translation of the results of foreign subsidiaries are treated as operating positions that can be repatriated and are therefore recognised in the consolidated profit and loss account.

BNP Paribas shares held within the Group

BNP Paribas shares held within the Group are valued and accounted for as follows:

- Shares acquired in order to stabilise the share price or in connection with index arbitrage transactions are recorded under "Trading account securities" at their market price.
- Shares held for allocation to employees are recorded at the lower of cost and market price under "Securities available for sale". Where appropriate, a provision is booked for the difference between the cost of the shares and the exercise price of the related employee stock purchase options.
- Shares not acquired for any of the above purposes or that are intended to be cancelled are deducted from consolidated shareholders' equity at cost. If the shares are subsequently sold instead of being cancelled, the gain or loss on disposal and the corresponding tax are posted to retained earnings.

Consolidation of insurance companies

The Group has adopted standard CRC 2000-05 requiring the application of the new French consolidation principles by insurance companies, with effect from 1 January 2001.

The financial statements of insurance companies, prepared according to these standards, are also used for BNP Paribas consolidation purposes. The balance sheet, profit and loss account and off-balance sheet items of fully consolidated insurance subsidiaries are included under similar captions in the consolidated financial statements, with the exception of the following items:

NOTE 1 – ACCOUNTING POLICIES (cont'd)

- **Insurance Company Investments**

The investments of insurance companies include admissible assets related to unit-linked business, property investments and various other investments, including shares in related companies. Property investments are stated at cost, excluding transaction costs. Buildings are depreciated over their estimated useful lives. Admissible assets related to unit-linked business are stated at the realisable value of the underlying assets at the period-end. Fixed- or variable-income marketable securities are stated at cost. Fixed income securities are accounted for using the same method as debt securities held to maturity. A capitalisation reserve is set up to cover any long-term impairment in value of the insurance companies' portfolio of investments. If the aggregate book value of property, equities, mutual funds and other variable-income instruments is higher than the aggregate market value, a technical reserve is set up for the difference.

- **Technical Reserves of Insurance Companies**

Technical reserves correspond to the insurance company's commitments towards policyholders and the insured. Technical reserves for unit-linked business are determined based on the value of the underlying assets at the period-end. Life premium reserves consist primarily of mathematical reserves corresponding to the difference between the present value of the insurer's commitments and those of the policyholder, taking into account the probability of their settlement. Non-life technical reserves include unearned premium reserves (corresponding to the fraction of written premiums relating to the following year or years) and outstanding claims reserves, which include reserves for claims handling costs.

The capitalisation reserve recorded in the statutory accounts of Group affiliates is considered as representing a technical reserve and is recorded under "Policyholders' surplus".

- **Underwriting Result and Net Investment Income of Insurance Companies**

This caption mainly includes earned premiums, paid claims and changes in outstanding claims reserves, and net investment income, excluding profits on intercompany transactions with Group banking entities.

OTHER SIGNIFICANT ACCOUNTING POLICIES

INTERBANK AND MONEY-MARKET ITEMS, CUSTOMER ITEMS

Amounts due from credit institutions include all subordinated and unsubordinated loans made in connection with banking transactions with credit institutions, with the exception of debt securities. They also include assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between demand loans and deposits and term loans and time deposits.

Amounts due from customers include loans to customers other than credit institutions, with the exception of loans represented by debt securities issued by customers, assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between commercial loans, overdrafts and other credits.

Interbank and money-market items and customer items are stated at their nominal value plus accrued interest.

Provisions are booked via the profit and loss account to write down the outstanding principal in cases where the bank considers that there is a risk of borrowers being unable to honour all or part of their commitments. This is considered to be the case of all loans on which one or more instalment is more than three months past-due (or six months in the case of real estate loans).

These principles also apply to loans granted to real estate professionals. For these loans, the potential loss is determined based on the estimated value of the underlying property and the guarantees obtained, as well as the estimated final loss on the project, calculated by comparing forecast revenues with the cost to complete. The estimated value of the underlying property is determined by reference to rental values and prices observed for recent transactions involving similar properties and any capital losses. The cost to complete includes interest expense up to the final date of sale of the property, future construction costs and fees, as well as operating costs.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions related to off-balance sheet commitments, provisions for losses on interests in real estate development programmes, provisions for claims and litigation, provisions for unidentified contingencies and provisions for unforeseeable industry risks.

Additions to and recoveries of provisions, write-offs of bad debts and recoveries on loans covered by provisions are recorded in the profit and loss account under " Net additions to provisions for credit risks and country risks", with the exception of additions to provisions for accrued interest on non-performing loans which are included in net banking income together with the interest accrual.

SECURITIES

The term "securities" covers interbank market securities (mainly promissory notes and mortgage notes); Treasury bills and negotiable certificates of deposit; bonds and other fixed-income instruments (whether fixed- or floating-rate); and equities and other variable-income instruments.

In application of standard CRC 2000-02, securities are classified as "Trading account securities", "Securities available for sale", "Equity securities available for sale in the medium term", "Debt securities held to maturity", "Equity securities held for long-term investment", "Other participating interests", and "Investments in non-consolidated undertakings". Investments in companies carried under the equity method are recorded on a separate line of the consolidated balance sheet.

Movements on provisions for identifiable potential losses arising from counterparty risks on trading account securities, securities available for sale, debt securities held to maturity and equity securities available for sale in the medium term are recorded in the profit and loss account under "Provisions for credit risks and country risks".

- **Trading account securities**

Securities held for up to six months are recorded under "Trading account securities" and valued individually at market. Changes in market values are posted to income.

- **Securities available for sale**

This category includes securities held for at least six months, but which are not intended to be held on a long-term basis.

Bonds and other fixed-income instruments are valued at the lower of cost (excluding accrued interest) or their probable market value, which is generally determined on the basis of market prices. Accrued interest is posted to the profit and loss account under "Interest income on bonds and other fixed-income instruments".

The difference between cost and the redemption price of fixed income securities purchased on the secondary market is prorated over the life of the securities and posted to the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

Equities are valued at the lower of cost or their probable market value, which is generally determined on the basis of stock market prices, for listed equities, or the BNP Paribas Group's share in net assets calculated on the basis of the most recent financial statements available, for unlisted equities. Dividends received are posted to income under "Income on equities and other variable-income instruments" on a cash basis.

The cost of sold investment securities available for sale is determined on a first in, first out (FIFO) basis. Disposal gains or losses and additions to and reversals of lower of cost and market provisions are reflected in the profit and loss account under "Net gains on sales of investment securities available for sale".

- **Equity securities available for sale in the medium term**

This category corresponds to investments made for portfolio management purposes, with the aim of realising a profit in the medium term without investing on a long-term basis in the development of the issuer's business. Equity securities available for sale in the medium term include venture capital investments.

"Equity securities available for sale in the medium term" are recorded individually at the lower of cost or fair market value. Fair value takes into account the issuer's general development outlook and the planned holding period. The fair value of listed stocks corresponds primarily to the average market price determined over an appropriately long period.

- **Debt securities held to maturity**

Fixed-income securities (mainly bonds, interbank market securities, Treasury bills and other negotiable debt securities) are recorded under "Debt securities held to maturity" to reflect the BNP Paribas Group's intention of holding them on a long-term basis. Bonds classified under this heading are financed by matching funds or hedged against interest rate exposure to maturity.

The difference between cost and the redemption price of these securities is prorated over the life of the securities in the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Interest on debt securities held to maturity is posted to income under "Interest income on bonds and other fixed-income instruments".

A provision is made when a decline in the credit standing of an issuer jeopardises redemption at maturity.

- **Equity securities held for long-term investment**

This category includes shares and related instruments that the BNP Paribas Group intends to hold on a long-term basis in order to earn a satisfactory long-term rate of return without taking an active part in the management of the issuing company but with the intention of promoting the development of lasting business relationships by creating special ties with the issuer.

Equity securities held for long-term investment are recorded individually at the lower of cost and fair value. Fair value of listed securities is primarily determined according to the average market price over the previous twenty-four months or according to a more recent market price in the case of a permanent impairment in value. Fair value of unlisted securities is determined according to net asset value per share (consolidated, if applicable).

Dividends received are posted to income under "Income on equities and other variable-income instruments" on a cash basis.

- **Investments in non-consolidated undertakings and other participating interests**

This category includes affiliates in which the Group exercises significant influence over management and investments considered strategic to the Group's business development. This influence is deemed to exist when the Group holds an ownership interest of at least 10%.

Investments in non-consolidated undertakings and other participating interests are stated at the lower of cost and

fair market value. Fair market value of listed securities is primarily determined according to the average market price over the previous twenty-four months or according to a more recent market price in the case of a permanent impairment in value. Fair market value of unlisted securities is determined according to net asset value per share (consolidated, if applicable).

Disposal gains or losses are recorded as "Gains (losses) on disposals of long-term assets" in the profit and loss account.

Dividends are posted to "Income on equities and other variable-income instruments" when they have been declared by the issuers' shareholders or on a cash basis when the shareholders' decision is not known.

- **Investments in Companies Carried Under the Equity Method**

Changes in net assets of companies carried under the equity method are posted to assets under "Investments in companies carried under equity method" and to consolidated reserves under "Retained earnings". The difference between the book value of the investment and the Group's equity in net assets at the date of acquisition is also posted to "Investments in companies carried under equity method" for the portion allocated to specific assets or liabilities.

FIXED ASSETS

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. This transaction covered wholly-owned buildings and buildings leased to BNP SA (the parent company) by one of its specialised subsidiaries. These buildings are intended to be held on a long-term basis. The revaluation arising from this transaction has been posted to consolidated shareholders' equity net of the related deferred tax effect and a provision for deferred taxes has been recorded. Effective from 1994, the resulting unrealised capital gain is being written back to the consolidated profit and loss account in proportion to the additional depreciation charge taken by Compagnie Immobilière de France.

In order to reflect what appeared to be a lasting decline in the real estate market, the BNP group wrote down the book value of the above real estate in 1997. The impact of this adjustment, net of the related deferred tax effect, was posted to consolidated shareholders' equity, consistent with the initial adjustment. This adjustment therefore has no impact on consolidated net income.

Other buildings and equipment are stated at cost or valued in accordance with France's appropriation laws of 1977 and 1978. Revaluation differences on non-depreciable assets, recorded at the time of these legal revaluations, have been included in share capital.

Assets leased by the Bank from specialised subsidiaries are recorded as buildings, equipment, and other under "Tangible and intangible assets".

The restructured real estate portfolio is depreciated over a fifty-year period starting from the date of transfer using the straight-line method. Depreciation of other fixed assets is computed using the straight-line method over their estimated useful lives.

BNP Paribas and its French subsidiaries depreciate tangible assets by the accelerated method in their individual company accounts. In the consolidated financial statements, depreciation is adjusted (in most cases using the straight-line method) to write off the cost of the depreciable assets over their estimated useful lives. Deferred taxes are calculated on the adjustment.

Depreciation of assets leased from Group leasing subsidiaries is reflected in the profit and loss account under "Depreciation, amortisation and provisions on tangible and intangible assets".

The capitalised cost of software purchased or developed for internal use is recorded under "Intangible assets" and amortised by the straight-line method over the probable period of use of the software, not to exceed 5 years.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

INTERBANK AND MONEY-MARKET ITEMS AND CUSTOMER DEPOSITS

Amounts due to credit institutions are analysed between demand accounts and time deposits and borrowings. Customer deposits are analysed between regulated savings accounts and other customer deposits. These captions include securities and other assets sold under repurchase agreements. Accrued interest is recorded on a separate line.

DEBT SECURITIES

Debt securities are analysed between retail certificates of deposit, interbank market securities, negotiable certificates of deposit, bonds and other debt instruments. This caption does not include subordinated notes which are recorded under "Subordinated debt".

Accrued interest on debt securities is recorded on a separate line of the balance sheet and is debited to the profit and loss account.

Bond issue and redemption premiums are amortised by the yield-to-maturity method over the life of the bonds. Bond issuance costs are amortised by the straight-line method over the life of the bonds.

COUNTRY RISK PROVISIONS

Provisions for country risk are based on the evaluation of non-transfer risk related to the future solvency of each of the countries at risk and on the systemic credit risk incurred by debtors in the event of a constant and durable deterioration of the overall situation and economies of these countries. Country risk provisions and write-backs are reflected in the consolidated profit and loss account under "Net additions to provisions for credit risks and country risks".

PROVISIONS FOR UNFORESEEABLE INDUSTRY RISKS

The Group records provisions for unforeseeable industry and other risks in order to cover losses and expenses that are not certain of being incurred and the amount of which cannot be reliably estimated. These provisions are reversed and replaced by specific provisions in cases where the loss or expense becomes certain and can be reliably estimated.

RESERVE FOR GENERAL BANKING RISKS

The BNP Paribas Group has set up a reserve for general banking risks in accordance with the principle of prudence.

Specific additions to, and deductions from, this reserve are reflected in the consolidated profit and loss account under "Movements in the reserve for general banking risks".

PROVISIONS FOR CONTINGENCIES AND CHARGES NOT RELATED TO BANKING OPERATIONS

The Group records provisions for contingencies and charges to cover clearly identified contingencies and charges, the timing and amount of which are uncertain. In accordance with standard CRC 2000-06, the booking of these provisions not related to banking operations is conditional upon the existence of an obligation towards a third party at the period-end without a corresponding economic benefit of equivalent amount accruing to the entity.

FORWARD FINANCIAL INSTRUMENTS

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

- **Forward Interest Rate Instruments**

Interest rate futures and options contracts forming part of the trading portfolio and traded on organised exchanges are marked to market at the balance sheet date. Realised and unrealised gains and losses are taken to income under "Net gains (losses) on sales of trading account securities".

Gains and losses on certain OTC contracts representing isolated open positions are taken to income either when the contracts are unwound or on an accruals basis, depending on the nature of the instruments. Provisions for contingencies are booked to cover unrealised losses on a contract by contract basis, taking into account potential gains and losses on related specific hedges.

Income and expenses on interest rate contracts designated at the outset as hedging operations are recognised on a symmetrical basis with the income or expense on the underlying instrument.

- **Forward Currency Instruments**

Options contracts are marked to market and the resulting unrealised gains and losses are posted to income. A similar treatment is used for forward exchange contracts bought and sold for trading purposes. Hedging contracts are valued at the spot rate prevailing at the end of the period. Differences between the spot and forward rates (contango and backwardation) for hedged forward currency transactions are recognised on an accruals basis and posted to the profit and loss account over the life of the hedged transaction.

- **Equity and Equity Index Derivatives**

The BNP Paribas Group buys and sells equity and equity index options for trading and hedging purposes. In the case of trading transactions, unrealised gains and losses on contracts that have not been unwound by the balance sheet date are posted directly to income. Gains and losses on equity and equity index contracts designated as hedges are recognised on a symmetrical basis with the gain or loss on the underlying hedged instrument.

- **Composite Instruments**

Composite instruments (synthetic combinations of instruments recorded as a single instrument) are valued by aggregating the individual values of each basic instrument included in the composite. However, they are recorded for accounting purposes as a single instrument, with a single notional value off balance sheet and a single net movement in the consolidated profit and loss account.

- **Market Value of Financial Instruments**

The market value of financial instruments for which a quoted price is not directly available is determined on the basis of the price of transactions carried out close to the period-end or prices obtained from brokers or counterparties, backed up by qualitative analyses.

CORPORATE INCOME TAX

BNP Paribas Group companies are subject to corporate income tax based on rules and rates prevailing in the countries in which they operate. In France, the standard corporate income tax rate is 33 1/3%. Long-term capital gains are taxed at a rate of 19%. Gains and losses on securities in the portfolios are taxed at the standard corporate income tax rate of 33 1/3%, with the exception of gains and losses on disposals of investments in non-consolidated undertakings and other participating interests which are taxed at the reduced rate applicable to long-term capital gains. Effective from 31 December 2000, dividends received from companies in which the BNP Paribas Group has an ownership interest of more than 5% are non taxable.

In 1995, the French government imposed a 10% surtax on corporate income. The rate of this surtax has been reduced to 6% for 2001 and 3% for 2002. A new 3 1/3% surtax has been levied on corporate income as from 1 January 2000. The BNP Paribas Group has taken these surtaxes into account to determine current taxes for each period concerned, and has used the liability method to adjust the amount of deferred taxes in cases where

the surtaxes are expected to apply when the timing differences reverse.

A charge for corporate income tax is taken in the year in which the related taxable income and expenses are booked, regardless of the period in which the tax is actually paid. As a result, BNP Paribas Group companies book deferred taxes for all timing differences between profit and loss items for accounting and tax purposes under the liability method. Recognition of deferred tax assets depends on the probability of recovery.

PROFIT SHARING

As required by French law, BNP Paribas and its French subsidiaries provide for profit sharing in the year in which the profit arises, and report the provision under salaries in "Operating expense" in the consolidated profit and loss account.

PENSIONS AND OTHER POSTRETIREMENT BENEFIT OBLIGATIONS

Upon retirement, BNP Paribas Group employees receive pensions according to the laws and practices prevailing in the countries where BNP Paribas Group companies operate.

Outside France, BNP Paribas Group companies and their employees contribute to mandatory pension plans managed by independent organisations.

Retired employees of the BNP Paribas Group's banking subsidiaries and affiliates in France are entitled to the following pension benefits starting 1 January 1994, pursuant to a new industry-wide agreement on pensions:

- Retirees receive pension benefits from the social security system and two nation-wide organisations, which are financed by contributions received from employers and employees. The systems operate on a pay-as-you-go basis.

- Retirees receive additional benefits relative to services rendered prior to 1 January 1994, from the pension fund of the BNP Paribas Group and the banking industry pension funds with which certain French subsidiaries are affiliated. Funding for these additional benefits is provided by transfers from the pension funds' existing reserves and, if necessary, by employer contributions, which are limited to a percentage of payroll costs. The amount of such additional benefits is adjusted to reflect the funding level of the pension funds and may consequently be reduced in due proportion.

The working capital contributions made to the two nation-wide pension organisations in 1994 are treated as prepaid expenses and amortised over the average number of years left to retirement of BNP SA participating employees, which is currently twenty years. For Paribas employees, the contribution has been deducted from the reserves of the Paribas pension fund.

EMPLOYEE BENEFITS

Under various agreements, the BNP Paribas Group is committed to pay early retirement, retirement and seniority bonuses to its employees in France and in most of the countries in which the Group does business.

Each year, the Group estimates the net present value of these commitments and adjusts the related provision.

RECOGNITION OF REVENUE AND EXPENSES

Interest and fees and commissions qualified as interest are recognised on an accruals basis. Fees and commissions not qualified as interest that relate to the provision of services are recognised when the service is performed.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

FOREIGN CURRENCY TRANSACTIONS

Foreign exchange positions are generally valued at the official period-end exchange rate. Exchange gains and losses on transactions in foreign currency carried out in the normal course of business are recorded in the profit and loss account.

Exchange differences arising from the conversion at the period-end exchange rate of assets denominated in foreign currencies that are held on a long-term basis, including equity securities held for long-term investment, the capital made available to branches and other foreign equity investments, are not recognised in the profit and loss account.

NOTE 2 – SCOPE OF CONSOLIDATION

Changes in the scope of consolidation between 30 June 2001 and 30 June 2002 were as follows:

From 30 June 2001 to 31 December 2001

Newly-consolidated companies

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Acquisitions	Cobepa-Gepeco, ABN AMRO Bank (Morocco) (merged with BMCI), Klépierre subsidiaries: Macedonia, Jardins des Princes, Maille Nord 4	Klépierre subsidiary: Centro Shopping Gestion (Italy)	State Bank of India Life Insurance Company Ltd
Companies meeting the criteria for consolidation for the first time	BNP Paribas Participations Finance Immobilier, BNP Paribas Capital Trust LLC 2 (United States), BNP Paribas Capital Trust LLC 3 (United States), Fidex Holding Ltd (United Kingdom), Cardif do Brasil Seguros, Cardif Limitada (Brazil), Cardif Retiro (Argentina), Cardif Slovakia, Guaranteed Underwriting Agency Ltd (United Kingdom), Pinnacle Europe (United Kingdom), Pinnacle Pet Healthcare (United Kingdom), Klépierre subsidiaries: Le Barjac, SAS Odysseum Place de France, Novate SRL (Italy), SNC KC12,	-	-

Companies excluded from the scope of consolidation

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Disposals	Cobepa - Financière Cristal sa, Cobepa- International Financing Partners sa	Dresdner BNP Chile, Dresdner BNP Chile Corredores Bolsa, Dresdner BNP Chile Inversiones	CLF Locabail sas
Mergers	BD Lease (merged into Arius SA), Paribas Côte d'Ivoire (merged into BICI Côte d'Ivoire), Cie Gle Location Industrielle (merged into Arval Service Lease), Cobepa-Finance Développement & Participation (merged into Cobepa-Cobema), Cobepa-Cie Gestion & Developpement Informatique (merged into Cobepa-Sté Financière et de Réalisation), Dartem (merged into Cetelem)	-	-
Companies no longer meeting the criteria for consolidation and discontinued operations	Paribas Asia Equity Philippines Inc, BNP Sim SA Milan, Banque de Wallis et Futuna, Beti SNC, BIC Comores, Cerenicim, Ejesur (Spain), Kle 22, SA 37 La Perouse, SAS Etoile Residence, SAS Kleber Montigny, Segefico, SI Immobilière 36 av Opéra, Sogimo SA, Accea Finances, Centro di Telemarketing (Italy), Cetelem Nederland BV, Class Miet & Leasing Gmbh (Germany), Effico Sarl, Eurocredito (Spain), Fac Location Snc, Institut de Telemarketing, Massilia Bail, Norrsken Finance, Prêts et Services, SNC Cortal Pierre Gestion, Sofracem	Attijari Cetelem (Morocco), Attijari Locabail (Morocco), Case Leasing Germany, International Bank of South Africa Ltd (Ibsa)	Société Française du Chèque de Voyage, Euromezzanine SCA 2, BNP Canada Valeurs Mobilières, ATF Turquie, Banco Servicios Financieros (Argentina), Carrefour Financial Consulting (Taiwan), Cofidis Argentine, Cofidis Belgium, Cofidis Espana, Covefi, Fimaser (Belgium), Finalion, Finama, Novacredit, Vecofin (Italy)

Changes in consolidation method

	Fully consolidated companies previously proportionally consolidated or accounted for by the equity method	*Company accounted for by the equity method previously proportionally consolidated*	*Proportionally consolidated companies previously fully consolidated or accounted for by the equity method*
Change in percent interest and other	Klépierre subsidiaries: SCI Secovalde, Cinneo	-	Halifax Cetelem Credit Ltd (United Kingdom), Klépierre subsidiaries: Sa Soaval, Sa Cecobil

From 31 December 2001 to 30 June 2002

Newly-consolidated companies

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Acquisitions	Union Californian Bank (merged with BancWest Corp.), Capstar Partners Llc (United States),	-	-
Companies meeting the criteria for consolidation for the first time	BNP Paribas Equities Hong Kong Ltd, BNP Paribas Strategies Action, Cooper Neff Advisors Inc (United States), BNP Paribas Capstar Partners Inc (United States), BNP Paribas Asset Management Institutionnels, BNP Paribas Epargne Entreprise, BNP Paribas Gestion Epargne Salariale, Cardif Nederland Holding Bv, All In One Germany, BNP Paribas Capital Trust Llc 4 (United States), BNP Paribas Capital Trust Llc 5 (United States), Capstar Partners Sas, Filip Partnership (United Kingdom), Cooper Neff Group (United States), Cetelem Bank Gmbh (Germany), Cetelem Thailand, Soreco, Ejesur (Spain), BNP Paribas New Zealand Ltd, Cardif Schadeverzekeringen Nv (Netherlands), Cardif Levensverzekeringen Nv (Netherlands), Meunier Promotion subsidiaries: Gérer, Meunier Développement Sas, Klépierre subsidiaries: Snc KC5, Klecar Participations Italy, Klecar Italia Spa, Alicentro 5 (Italy),Capucine Bv (Netherlands)	-	-

Companies excluded from the scope of consolidation

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Disposals	PAI Management, Cobepa subsidiaries: Texaf, Cie Financière Africaine (CFA)	-	-
Mergers	BNP Paribas Kredit Bank AG and BNP Paribas Lease Group Gmbh (Germany) (merged with BNP Paribas Lease Groupe Sa)	-	Findomestic Sviluppo (Italy) (merged with Findomestic)
Companies no longer meeting the criteria for consolidation and discontinued operations	BNP Paribas Financière du Régent (Belgium), Immo Investissements BNP, Promopart BNP, Coficape (ex Inchape Finance), Klépierre subsidiaries: Sas Curial Archereau, Sas Baudin Levallois, Sas Langevin Herblay, Sas Oise Cergy, Sas Sommer Antony, Sas Varennes Ormes, Sci 8 rue du Sentier, Snc 86 Anatole France, Snc Liège 25 Paris 8ème, Snc Université Paris 7ème	-	BNP Paribas Peregrine Inc (Philippines), RIVP

Changes in consolidation method

	Fully-consolidated companies previously accounted for by the equity method	*Fully consolidated companies previously consolidated by the proportional method*	*Companies accounted for by the proportional method previously fully consolidated*
Change in percent interest and other	BNP Paribas Peregrines Services Ltd (Hong Kong)	CNH Capital Europe, Case Credit UK Ltd (United Kingdom)	Cobepa subsidiary: Bogerco

FULLY-CONSOLIDATED COMPANIES

Financial institutions	Group voting interest (%)	Group ownership interest (%)
IN FRANCE		
Credit institutions		
Antin Bail (1)	100.00%	100.00%
Banque Cortal (1)	100.00%	100.00%
Banque de Bretagne (1)	100.00%	100.00%
Banque Directe (1)	100.00%	100.00%
Banque Financiere Cardif (1)	100.00%	100.00%
BNP Emergis (1)	100.00%	100.00%
BNP Intercontinentale (BNPI) (1)	100.00%	100.00%
BNP Paribas Factor (1)	100.00%	99.96%
BNP Paribas Guadeloupe (1)	100.00%	100.00%
BNP Paribas Guyane (1)	100.00%	100.00%
BNP Paribas Lease Group (1)	99.96%	99.96%
BNP Paribas Martinique (1)	100.00%	100.00%
BNP Paribas Nouvelle Caledonie	100.00%	100.00%
BNP Paribas Private Bank (1)	100.00%	100.00%
BNP Paribas Private Bank Monaco (formerly Paribas Banque Privée Monaco)	100.00%	99.99%
BNP Paribas Securities Services	100.00%	100.00%
Cetelem (1)	100.00%	100.00%
Class Financial Services	90.00%	89.96%
CNH Capital Europe	50.10%	50.08%
Cofica Bail (1)	100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV (1)	99.99%	99.98%
Crédial (1)	100.00%	100.00%
Crédit Moderne Antilles	100.00%	100.00%
Crédit Moderne Guyane	99.99%	99.99%
Crédit Moderne Océan Indien	97.14%	97.14%
Fidem	51.00%	51.00%
Finance et Gestion	70.00%	69.97%
Financière Marché Saint Honoré (formerly Financière Kléber) (1)	100.00%	100.00%
Loisirs Finance	51.00%	51.00%
Natiobail	88.81%	88.81%
Natiocrédibail	100.00%	99.96%
Natiocrédimurs (1)	100.00%	99.96%
Natioénergie	100.00%	99.96%
Norbail (1)	100.00%	99.96%
Paribas Dérivés Garantis (1)	100.00%	100.00%
Paricomi	100.00%	99.93%
Parilease (1)	100.00%	100.00%
Same Deutz-Fahr Finance	99.97%	99.93%
Services et Prêts immobiliers (1)	100.00%	99.93%
UCB Entreprises (1)	100.00%	99.93%
UCB (1)	99.93%	99.93%
UCB Bail (1)	100.00%	99.93%
UCB Locabail immobilier	100.00%	99.93%
Other financial institutions		
Arius Finance (1)	100.00%	99.99%
Arius sa (1)	100.00%	99.99%
Arval ECL SAS (1)	100.00%	99.99%
Arval PHH Holding sas (1)	100.00%	99.99%
Arval Service Lease (1)	100.00%	99.99%
B*Capital (1)	100.00%	100.00%
Banexi Communication (1)	100.00%	100.00%
Banexi Société de Capital Risque Bancaire (formerly Banexi SCR)	100.00%	100.00%
BNP Paribas Arbitrage (1)	100.00%	100.00%
BNP Paribas Asset Management (1)	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Financial institutions		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Other financial institutions			
BNP Paribas Asset Management Group (1)		100.00%	100.00%
BNP Paribas Asset Management Institutionnels (1)		100.00%	100.00%
BNP Paribas Developpement		100.00%	100.00%
BNP Paribas Epargne Entreprise (1)		100.00%	100.00%
BNP Paribas Equities France (1)		99.96%	99.96%
BNP Paribas Equity Strategies France (1)		100.00%	100.00%
BNP Paribas Gestion Epargne Salariale (1)		100.00%	100.00%
Capstar Partners Sas		80.00%	80.00%
Cardif Asset Management (1)		100.00%	100.00%
Codexi		99.92%	99.92%
Compagnie d'Investissements de Paris - C.I.P		100.00%	100.00%
Conseil Investissement (1)		100.00%	100.00%
Cortal Fund Management (1)		100.00%	100.00%
Financière BNP (1)		100.00%	100.00%
Firem (1)		100.00%	100.00%
Gestion et Location (formerly Arval Gestion et Location) (1)		99.99%	99.99%
Jovacienne de Participations (1)		100.00%	100.00%
Natioinformatique		100.00%	100.00%
Societe Cristolienne de Participations (1)		100.00%	100.00%
Societe de Courtage et d'Assurance Universel (1)		100.00%	99.96%
Société de Renseignements Contentieux Développement - Soreco (1)		99.97%	99.97%
Societe Française Auxiliaire - S.F.A. (1)		100.00%	100.00%
Truck Management Artegy (1)		100.00%	99.99%
Other financial sector companies			
Aprolis Finance (formerly Services et Finance)		51.00%	50.98%
Cofiparc (1)		100.00%	99.99%
Nhg Guyomarc'h (1)		100.00%	99.92%
Sa Leval 3 (1)		100.00%	100.00%
Socappa (1)		99.93%	99.89%
OUTSIDE FRANCE			
Credit institutions			
Europe			
All In One Allemagne	Germany	100.00%	99.96%
Banca UCB SPA	Italy	100.00%	99.96%
Banco Fimestic SA (formerly Fimestic)	Spain	100.00%	100.00%
BNP Bank NV	Netherlands	100.00%	100.00%
BNP Capital Finance ltd	Ireland	100.00%	100.00%
BNP Factor	Portugal	100.00%	100.00%
BNP Finans a/s Norge	Norway	100.00%	100.00%
BNP Ireland Limited	Ireland	100.00%	100.00%
BNP Paribas (Bulgaria) AD (formerly BNP Dresdner Bank Bulgaria)	Bulgaria	80.00%	80.00%
BNP Paribas Bank (Hungaria) RT (formerly BNP Dresdner Bank Hungaria)	Hungary	100.00%	100.00%
BNP Paribas Bank (Polska) SA (formerly BNP Dresdner Bank Polska)	Poland	100.00%	100.00%
BNP Paribas Espana sa	Spain	99.35%	99.35%
BNP Paribas Guernesey Limited	Guernsey	100.00%	99.99%
BNP Paribas Lease Group plc	United Kingdom	100.00%	99.97%
BNP Paribas Lease Group SA Belgium	Belgium	100.00%	99.94%
BNP Paribas Lease Group SA EFC	Spain	100.00%	99.96%
BNP Paribas Lease Group SPA	Italy	100.00%	99.95%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Europe (cont'd)			
BNP Paribas Leasing Gmbh	Germany	100.00%	99.96%
BNP Paribas Leasing SPA	Italy	100.00%	99.96%
BNP Paribas Luxembourg sa	Luxembourg	100.00%	100.00%
BNP Paribas Net Limited	United Kingdom	100.00%	100.00%
BNP Paribas Private Bank plc	United Kingdom	100.00%	100.00%
BNP Paribas Private Bank Switzerland (formerly BNP Suisse)	Switzerland	100.00%	99.99%
BNP Paribas Suisse sa	Switzerland	99.99%	99.99%
Case Credit UK Limited	United Kingdom	50.08%	50.08%
Cetelem Bank Gmbh	Germany	70.00%	70.00%
Cetelem Belgium	Belgium	100.00%	100.00%
Cetelem Benelux BV	Netherlands	100.00%	100.00%
Cetelem cr	Czech Republic	65.00%	65.00%
Cetelem SFAC	Portugal	100.00%	100.00%
Compagnie Bancaire Uk Fonds A	United Kingdom	100.00%	99.97%
Compagnie Bancaire Uk Fonds B	United Kingdom	100.00%	100.00%
Cortal Bank Luxembourg	Luxembourg	100.00%	100.00%
Evergo Finanzaria	Italy	60.00%	59.97%
Magyar Cetelem	Hungary	100.00%	100.00%
Paribas Finanzaria SPA	Italy	100.00%	100.00%
Sifida	Luxembourg	66.33%	56.81%
UCB Group Limited	United Kingdom	100.00%	100.00%
UFB Factoring Italia	Italy	100.00%	99.94%
UFB Italia SPA (formerly BNP Paribas Lease Group SPA)	Italy	100.00%	99.94%
Union de Creditos Immobiliarios – UCI	Spain	50.00%	49.97%
United European Bank Switzerland	Switzerland	100.00%	99.99%
Americas			
Banco Cetelem Argentina	Argentina	60.00%	60.00%
BNP (Panama) sa	Panama	91.80%	91.80%
BNP (Uruguay) SA	Uruguay	100.00%	100.00%
BNP Leasing Dallas Corporation	United States	100.00%	100.00%
BNP Paribas Brasil SA	Brazil	100.00%	100.00%
BNP Paribas Canada	Canada	100.00%	100.00%
BNP Paribas North America Incorporated - Pna (formerly Paribas Properties Incorporated)	United States	100.00%	100.00%
BNP Private Bank & Trust Cie Bahamas Limited	Bahamas	100.00%	100.00%
Bancwest Corporation Group	United States	100.00%	100.00%
Paribas Finance Incorporated	United States	100.00%	100.00%
Paribas North America	United States	100.00%	100.00%
Paribas Principal Incorporated	United States	100.00%	100.00%
Asia-Pacific			
BNP Paribas Merchant banking Asia Limited	Singapore	100.00%	100.00%
BNP Paribas Peregrine Services Limited	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine (Singapore) Limited (formerly BNP Prime Peregrine Singapore Ltd)	Singapore	100.00%	100.00%
Cetelem Thailand	Thailand	100.00%	100.00%
PT Bank BNP Paribas Indonesia (formerly BNP Paribas Indonesia)	Indonesia	88.00%	87.99%
Africa			
Banque International Commerce et Industrie Burkina Faso	Burkina Faso	51.00%	46.68%
Banque International Commerce et Industrie Cote d'Ivoire	Côte d'Ivoire	60.28%	58.91%
Banque International Commerce et Industrie Gabon	Gabon	46.66%	46.66%
Banque International Commerce et Industrie Senegal	Senegal	54.11%	52.33%
Banque Malgache de l'Ocean Indien	Madagascar	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie	Morocco	52.50%	52.50%
Banque Marocaine du Commerce et de l'Industrie Leasing	Morocco	72.03%	37.82%
Banque pour le Commerce et l'Industrie de la Mer Rouge	Djibouti	51.00%	51.00%
BNP Paribas Le Caire (formerly Banque du Caire et de Paris)	Egypt	76.00%	76.00%
Union Bancaire pour le Commerce et l'Industrie	Tunisia	50.00%	50.00%
Union Tunisienne de Leasing	Tunisia	53.86%	26.93%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions			
Europe			
Arval Belgium	Belgium	100.00%	99.99%
Arval Limited	United Kingdom	75.00%	74.99%
Arval Luxembourg	Luxembourg	100.00%	99.99%
Arval Nederland	Netherlands	100.00%	99.99%
Arval PHH Deutschland Gmbh	Germany	100.00%	99.99%
Arval PHH Holdings UK Limited	United Kingdom	100.00%	99.99%
Arval PHH Holdings Unlimited (Groupe)	United Kingdom	100.00%	99.99%
Arval Polska	Poland	100.00%	99.99%
Arval Portugal	Portugal	100.00%	99.99%
Arval Service Lease Espagne (formerly Arval Espana)	Spain	99.98%	99.97%
Arval Service Lease Italie (formerly Arval Italie)	Italy	70.00%	62.49%
August Holdings Limited	United Kingdom	100.00%	100.00%
BNP Paribas Asset Management UK Limited	United Kingdom	100.00%	100.00%
BNP Paribas Capital Markets Group Limited	United Kingdom	100.00%	100.00%
BNP Paribas Commodity futures Limited	United Kingdom	100.00%	100.00%
BNP Paribas E & B Limited	United Kingdom	100.00%	100.00%
BNP Paribas UK Holding Limited	United Kingdom	100.00%	100.00%
BNP Paribas UK Holdings Limited	United Kingdom	100.00%	100.00%
BNP Paribas UK Limited	United Kingdom	100.00%	100.00%
BNP Paribas Wigmore Loan Finance Limited	United Kingdom	100.00%	100.00%
Compagnie Bancaire Uk Fonds C	United Kingdom	100.00%	100.00%
FILIP Partnership	United Kingdom	100.00%	100.00%
Fimestic Expansion sa	Spain	100.00%	100.00%
Fund Services	Poland	100.00%	100.00%
Leasing Handels und Service AG (formerly Arval Suisse LHS)	Switzerland	100.00%	99.99%
Paribas Asset Management Milan sgr SPA	Italy	100.00%	100.00%
Parvest Investment Management sa (formerly PAM Luxembourg)	Luxembourg	99.98%	99.98%
Pasfin Sim Milan	Italy	100.00%	100.00%
Societe Financiere pour pays d'Outre Mer – SFOM	Switzerland	99.99%	99.99%
Americas			
BNP Paribas Brokerage Services incorporated	United States	100.00%	100.00%
BNP Paribas Capital Trust LLC 1 (formerly BNP Capital Trust LLC)	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 2	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 3	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 4	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 5	United States	100.00%	0.00%
BNP Paribas Capstar Partners Inc – PNA	United States	75.00%	75.00%
BNP Paribas Commodity Futures Incorporated – PNA	United States	100.00%	100.00%
BNP Paribas Investment Services LLC	United States	100.00%	100.00%
BNP Paribas Securities Corporation – PNA	United States	100.00%	100.00%
BNP US Funding LLC	United States	100.00%	100.00%
Capstar Partners LLC	United States	75.00%	75.00%
Cooper Neff Advisors Incorporated	United States	100.00%	100.00%
Cooper Neff Group	United States	100.00%	100.00%
French American Banking Corporation - F.A.B.C – PNA	United States	100.00%	100.00%
Paribas Asset Management incorporated – PNA	United States	100.00%	100.00%
Paribas Capital Funding	United States	100.00%	100.00%
Paribas do Brasil Consultoria et Projetos Limitada (formerly BNP Paribas Consultoria Projeto)	Brazil	100.00%	100.00%
Asia-Pacific			
BNP Equities Asia Ltd	Malaysia	100.00%	100.00%
BNP Paribas Arbitrage (Hong Kong) Limited	Hong Kong	100.00%	100.00%
BNP Paribas Asia Equities Limited	Hong Kong	100.00%	100.00%
BNP Paribas Asia Limited	Hong Kong	100.00%	100.00%
BNP Paribas Equities (Hong Kong) Limited	Hong Kong	100.00%	100.00%
BNP Paribas Equities Group (Australia) Limited	Australia	100.00%	100.00%
BNP Paribas Finance (Hong Kong) Limited	Hong Kong	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Asia–Pacific (cont'd)			
BNP Paribas Futures (Hong Kong) Limited	Hong Kong	100.00%	100.00%
BNP Paribas Investment Asia Limited	Hong Kong	100.00%	100.00%
BNP Paribas New Zealand Limited	New Zealand	100.00%	100.00%
BNP Paribas Pacific (Australia) Limited	Australia	100.00%	100.00%
BNP Paribas Peregrine Capital Limited	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Investments Limited	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Limited (formerly BNP Prime Greater China)	Malaysia	100.00%	100.00%
BNP Paribas Peregrine Securities (Thailande) Limited	Thailand	100.00%	100.00%
BNP Paribas Peregrine Securities Limited (formerly BNP PrimeEast Securities)	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Securities Pte Limited	Singapore	100.00%	100.00%
BNP Paribas Securities (Australia) Limited	Australia	100.00%	100.00%
BNP Paribas Securities Limited	Hong Kong	100.00%	100.00%
BNP Prime Peregrine Holdings Limited (formerly BNP Prime Peregrine South East Asia)	Malaysia	100.00%	100.00%
BNP Securities (Hong Kong) Limited	Hong Kong	100.00%	100.00%
PT BNP Lippo Utama Leasing (formerly PT Bank BNP Paribas Indonesia)	Indonesia	100.00%	99.99%
Africa			
B. M. C. I. Offshore	Morocco	100.00%	52.50%
Other financial sector companies			
Bergues Finance Holding	Bahamas	100.00%	99.99%
BNP Paribas Fund Administration	Luxembourg	100.00%	100.00%
Capucine Bv	Netherlands	100.00%	58.17%
Claas Leasing Gmbh (New One)	Germany	100.00%	89.96%
Fidex Holding Limited	United Kingdom	100.00%	0.00%

FULLY-CONSOLIDATED COMPANIES

IN FRANCE

Other companies	Group voting interest (%)	Group ownership interest (%)
Real estate		
BNP Paribas Immobilier (1)	100.00%	100.00%
BNP Paribas Participations Finance Immobilier (1)	100.00%	100.00%
Fleurantine de Participations (1)	100.00%	100.00%
Great Central Railway land sa (1)	99.87%	99.87%
Immobiliere des Bergues (1)	100.00%	100.00%
Jardins des Princes	100.00%	58.17%
Klecar Europe Sud	83.00%	48.28%
Klecar France snc	83.00%	48.28%
Klepierre SA	58.42%	58.17%
Le Barjac	100.00%	58.17%
Maille Nord 4	100.00%	58.17%
Meunier Promotion (Group) (1) (2)	100.00%	100.00%
Sa Centrale Immobilière	99.99%	58.17%
Sa Klecentres	82.50%	47.99%
Sa Secmarne	61.67%	32.39%
Sa Socoseine	99.84%	58.07%
Sa Tours Nationale	100.00%	47.99%
Sas 192 avenue Charles De Gaulle	100.00%	58.17%
Sas 21 Kleber	99.99%	61.91%
Sas 21 la Perouse	100.00%	58.17%
Sas 43 Grenelle	100.00%	58.17%
Sas 43 Kleber	100.00%	58.17%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002
(2) Including Gérer and Meunier Développement Sas consolidated as from 1 January 2002

Other companies	Group voting interest (%)	Group ownership interest (%)
Real estate (cont'd)		
Sas 46 Notre-Dame des victoires	100.00%	58.17%
Sas 5 Turin	100.00%	58.17%
Sas Baudot Massy	100.00%	58.17%
Sas Begles Arcins	100.00%	47.99%
Sas Brescia	100.00%	47.99%
Sas Cande	100.00%	58.16%
Sas Cb Pierre	99.00%	57.59%
Sas Center Villepinte	100.00%	47.97%
Sas Centre Jaude Clermont	100.00%	47.98%
Sas Concorde Puteaux	100.00%	58.17%
Sas Daumesnil Reuilly	100.00%	58.17%
Sas Doumer Caen	100.00%	47.97%
Sas Espace Dumont D'Urville	100.00%	58.17%
Sas Espace Kleber	100.00%	58.17%
Sas Flandre	100.00%	58.16%
Sas Fontenay La Redoute	100.00%	58.17%
Sas Issy Desmoulins	100.00%	58.17%
Sas Kleber Levallois	100.00%	58.17%
Sas Klebureaux	100.00%	58.17%
Sas Klefinances (1)	100.00%	100.00%
Sas Klegestion	100.00%	58.17%
Sas Klemurs	100.00%	58.17%
Sas Klepierre Conseil (formerly Sas Vannes Montrouge)	100.00%	58.17%
Sas Klepierre Finances	100.00%	58.17%
Sas Klepierre Transactions	100.00%	58.17%
Sas Le Havre Capelet	100.00%	58.17%
Sas Le Havre Tourneville	100.00%	58.17%
Sas Leblanc Paris 15	100.00%	58.17%
Sas LP7	100.00%	58.17%
Sas Melun Saint-Peres	99.98%	47.98%
Sas Odysseum Place de France	70.00%	40.72%
Sas Opale	100.00%	58.17%
Sas Poitiers Alienor	100.00%	58.17%
Sas Saint-Andre Pey berland	100.00%	47.99%
Sas Strasbourg La Vigie	100.00%	47.92%
Sas Suffren Paris 15	100.00%	58.17%
Sc Cecocord	100.00%	58.15%
Sc Centre Bourse	85.00%	42.32%
Sci Boulogne d'Aguesseau	99.90%	57.53%
Sci Etoile Quinzieme	99.90%	57.53%
Sci Les Ellipses	99.90%	57.53%
Sci Levallois Anatole France	99.99%	57.53%
Sci Levallois Michelet	99.90%	57.53%
Sci Paris Suffren	99.90%	57.53%
Sci Rueil Hermes	99.90%	57.53%
Sci Secovalde	40.00%	23.27%
Sci Square Chaptal 2	100.00%	58.17%
Sci Villepinte Le Tropical	99.90%	57.53%
Segecar	50.00%	28.04%
Segece	90.00%	56.07%
Segece Loisirs Transactions	95.12%	54.09%
Setic (1)	100.00%	100.00%
Snc Cecoville	100.00%	58.17%
Snc Couperin Fonciere	100.00%	58.17%
Snc Fonciere Saint Germain	100.00%	58.17%
Snc General Leclerc 11-11bis Levallois	100.00%	58.17%
Snc Godefroy n° 8 Puteaux	100.00%	58.17%
Snc KC1	100.00%	48.28%
Snc KC10	100.00%	48.28%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Other companies	Group voting interest (%)	Group ownership interest (%)
Real estate (cont'd)		
Snc KC11	100.00%	48.28%
Snc KC12	100.00%	48.28%
Snc KC2	100.00%	48.28%
Snc KC3	100.00%	48.28%
Snc KC4	100.00%	48.28%
Snc KC5	100.00%	48.28%
Snc KC6	100.00%	48.28%
Snc KC7	100.00%	48.28%
Snc KC8	100.00%	48.28%
Snc KC9	100.00%	48.28%
Snc Kleber la Perouse	100.00%	58.17%
Snc Soccendre	100.00%	56.00%
Solorec	100.00%	51.11%
Ste du 23 avenue Marignan	99.99%	58.16%
Insurance		
Cardif RD (1)	100.00%	100.00%
Cardif SA (1)	100.00%	100.00%
Cardif Sté Vie (1)	100.00%	100.00%
Cybele RE	100.00%	100.00%
GIE Helios	75.90%	67.90%
Natiovie (1)	100.00%	100.00%
Other business units		
Antin Vendôme	96.76%	96.76%
Bincofi (1)	100.00%	100.00%
BNP Paribas Stratégies Actions (1)	100.00%	100.00%
Capefi (1)	100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer (1)	100.00%	100.00%
Compagnie d'Entreprise Industrielle et Commerciale (1)	99.20%	99.20%
Compagnie Immobiliere de France (1)	100.00%	100.00%
Foncière de la Compagnie Bancaire (1)	100.00%	100.00%
Immobilier Marché Saint-Honoré (1)	100.00%	100.00%
Kle 65 (1)	100.00%	100.00%
Kle 66 (1)	100.00%	100.00%
Norbail Location (1)	100.00%	99.96%
Omnium Gestion Developpement Immobilier (1)	100.00%	100.00%
Opatra (1)	100.00%	100.00%
Ottofrance International (1)	100.00%	100.00%
Parfici (1)	100.00%	100.00%
Paribas International (1)	100.00%	100.00%
Paribas Santé (1)	100.00%	100.00%
Quatch (1)	99.96%	99.96%
Safadeco sa (1)	100.00%	100.00%
Safadeco sp (1)	100.00%	100.00%
Sagal (1)	100.00%	99.92%
Sas 5 Kleber (1)	100.00%	100.00%
Société Centrale d'Investissement (1)	100.00%	100.00%
Société Générale Commerciale et Financière (1)	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Other companies		Group voting interest (%)	Group ownership interest (%)
OUTSIDE FRANCE			
Insurance			
BNP de Réassurance au Luxembourg	Luxembourg	100.00%	100.00%
Cardif Assicurazioni SPA	Italy	100.00%	100.00%
Cardif Compania de Seguros de Vida	Argentina	100.00%	100.00%
Cardif do Brasil Seguros	Brazil	100.00%	100.00%
Cardif Leven	Belgium	100.00%	100.00%
Cardif Levensverzekeringen NV	Netherlands	100.00%	100.00%
Cardif Limitada	Brazil	100.00%	100.00%
Cardif Nederland Holding BV	Netherlands	100.00%	100.00%
Cardif Polska Life	Poland	99.67%	99.67%
Cardif Provita	Czech Republic	100.00%	100.00%
Cardif Retiro	Argentina	100.00%	100.00%
Cardif Schadeverzekeringen NV	Netherlands	100.00%	100.00%
Cardif Slovakia	Slovakia	100.00%	100.00%
Compania. Seguros de Vida	Chile	100.00%	100.00%
Compania de Seguros Generales	Chile	100.00%	100.00%
European Reinsurance Limited	Guernsey	100.00%	88.26%
Guaranteed Underwriting Agency Limited	United Kingdom	78.12%	68.94%
Investlife sa	Luxembourg	100.00%	100.00%
Luxpar-Ré	Luxembourg	100.00%	100.00%
Pinnacle Europe	United Kingdom	100.00%	88.26%
Pinnacle Insurance	United Kingdom	100.00%	88.26%
Pinnacle Insurance Holdings (formerly Pinnacle Holding)	United Kingdom	88.26%	88.26%
Pinnacle Insurance Management Services	United Kingdom	100.00%	88.26%
Pinnacle Pet Healthcare	United Kingdom	95.00%	83.84%
Pinnafrica Holding Limited	South Africa	100.00%	88.26%
Pinnafrica Insurance Company	South Africa	100.00%	88.26%
Pinnafrica Insurance Life	South Africa	100.00%	88.26%
Real estate			
Alicentro 5	Italy	83.00%	48.28%
Arcol	Slovakia	100.00%	58.17%
Belarcol	Belgium	100.00%	58.17%
Belga Sept	Belgium	100.00%	58.17%
Cinneo	Italy	85.00%	49.44%
Ejenorte	Spain	100.00%	100.00%
Ejesur	Spain	100.00%	100.00%
Icd spa	Italy	85.00%	40.79%
Immobiliare Magnolia	Italy	85.00%	49.44%
Klecar Foncier Espana	Spain	100.00%	48.28%
Klecar Foncier Iberica	Spain	100.00%	48.28%
Klecar Italia spa	Italy	83.00%	48.28%
Klecar Participations Italie	Italy	83.00%	48.28%
Macedonia	Greece	100.00%	48.38%
Monopoly	United Kingdom	100.00%	100.00%
Novate SRL	Italy	100.00%	58.17%
Zobel Investment bv	Netherlands	100.00%	58.17%
Other business units			
BNP Paribas Capital Investments Limited	United Kingdom	100.00%	100.00%
BNP Paribas Fleet Leasing	United Kingdom	100.00%	99.99%
BNP Paribas Management Services Limited	United Kingdom	100.00%	100.00%
BNP Paribas Services	Switzerland	100.00%	99.99%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Other companies		Group voting interest (%)	Group ownership interest (%)
Other business units (cont'd)			
Compagnie Belge de Participations - Cobepa	Belgium	98.40%	98.40%
Cobepa - Amparzo	Netherlands	100.00%	98.40%
Cobepa - Belvuco	Belgium	98.83%	97.25%
Cobepa - Cippar	Belgium	100.00%	98.40%
Cobepa - Claireville	Belgium	100.00%	98.40%
Cobepa - Cobema	Belgium	100.00%	98.40%
Cobepa - Cobepa Finance	Luxembourg	100.00%	98.40%
Cobepa - Cobepa International	Netherlands	100.00%	98.40%
Cobepa - Cobepa Technology	Belgium	100.00%	98.40%
Cobepa - Compagnie de Participations Internationales NV	Netherlands	100.00%	98.40%
Cobepa - Compagnie de Participations Internationales sa	Luxembourg	97.50%	95.94%
Cobepa - Compagnie Financière et Mobilière	Belgium	100.00%	98.40%
Cobepa - Copabel sa	Belgium	100.00%	95.94%
Cobepa - Coparin	Luxembourg	100.00%	95.94%
Cobepa - Gepeco	Belgium	100.00%	98.40%
Cobepa - Group T sa	Belgium	100.00%	98.40%
Cobepa - Groupe Financier Liegeois	Belgium	79.48%	78.21%
Cobepa - Holnor	Netherlands	100.00%	95.94%
Cobepa - I.I.M	Netherlands	100.00%	98.40%
Cobepa - Ilmaco	Belgium	100.00%	97.25%
Cobepa - Libelux	Luxembourg	99.98%	98.38%
Cobepa - Libenel BV	Netherlands	100.00%	98.40%
Cobepa - Lucht et Licht NV	Netherlands	100.00%	97.25%
Cobepa - Mascagni	Belgium	100.00%	97.25%
Cobepa - Paribas Deelnemingen NV	Netherlands	99.70%	98.11%
Cobepa - Paribas Participation Limitee	Canada	97.50%	95.94%
Cobepa - Regio Invest Ontwik Maats	Belgium	100.00%	97.25%
Cobepa - SA Mosane	Belgium	100.00%	98.40%
Cobepa - Sté Financière et de Réalisation	Belgium	100.00%	98.40%
Cobepa - Tradexco sa	Belgium	100.00%	98.40%
Compagnie Financière Ottomane (formerly Ottomane Nouvelle Compagnie Financière)	Luxembourg	96.45%	96.45%
Paribas International BV	Netherlands	100.00%	100.00%
Paribas Sante International BV	Netherlands	100.00%	100.00%
Paribas Trust Luxembourg	Luxembourg	100.00%	100.00%
Placement, Gestion, Finance Holding - Plagefin	Luxembourg	99.99%	99.99%
Sagip	Belgium	100.00%	100.00%

PROPORTIONALLY-CONSOLIDATED COMPANIES

Financial institutions		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Other financial institutions			
Antarius		50.00%	50.00%
OUTSIDE FRANCE			
Credit institutions			
Europe			
BNP AK Dresdner Bank AS	Turkey	30.00%	30.00%
Findomestic	Italy	50.00%	50.00%
Asia–Pacific			
International Bank of Paris and Shanghai	People's Republic of China	50.00%	50.00%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions			
Europe			
BNP ak Dresdner Financial Kiralama	Turkey	29.98%	29.98%
Halifax Cetelem Credit Limited (formerly Halifax Cetelem Finance Ltd)	United Kingdom	50.00%	50.00%
Poczsta Polska	Poland	33.33%	33.33%

Other companies		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Insurance			
Axeria Assurances		35.00%	35.00%
Natio Assurance		50.00%	50.00%
Real estate			
Sa Cecobil		50.00%	29.09%
Sa Soaval		49.22%	27.99%
Sas Espace Cordeliers		50.00%	29.09%
Sas Le Havre Lafayette		40.00%	23.27%
Sas Le Havre Vauban		40.00%	23.27%
Sci Antin Vendome		50.00%	29.09%
Sci Bassin Nord		50.00%	29.09%
OUTSIDE FRANCE			
Insurance			
Centro Vita Assicurazioni SPA	Italy	49.00%	49.00%
Real estate			
Centro Shopping Gestion	Italy	50.00%	28.04%
Other business units			
Cobepa - Bogerco	Belgium	50.00%	49.20%

COMPANIES CARRIED UNDER THE EQUITY METHOD

Other companies	Group voting interest (%)	Group ownership interest (%)
IN FRANCE		
Credit institutions		
Axa Crédit	35.00%	35.00%
Banque Petrofigaz	44.81%	44.81%
Cofinoga	49.49%	49.49%
Crédit Immobilier Général - C.I.G	15.00%	15.00%
Facet	38.85%	38.85%
Société Paiement PASS	40.01%	40.01%
Other financial institutions		
Laser	9.80%	9.80%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Other companies		Group voting interest (%)	Group ownership interest (%)
OUTSIDE FRANCE			
Credit institutions			
Europe			
Creation Financial Services	United Kingdom	49.49%	49.49%
Fipryca	Spain	40.00%	40.00%
Fortis Crédit	Belgium	45.00%	45.00%
Asia			
BNP Paribas Private Bank (Japan) Limited	Japan	100.00%	100.00%
Cetelem Services Korea	South Korea	100.00%	100.00%
Africa			
The Commercial Bank of Namibia ltd CBON	Namibia	43.84%	43.84%
Europe			
Cetelem Polska Expansion SA	Poland	100.00%	100.00%
Cortal Belgique	Belgium	100.00%	100.00%
Americas			
CCAC	Brazil	40.00%	40.00%
Cetelem America	Brazil	100.00%	100.00%
Fischer Francis Trees and Watts	United States	25.00%	70.15%
Asia–Pacific			
BNP Paribas Peregrine Futures Limited	Hong Kong	100.00%	100.00%
PT BNP Paribas Peregrine	Indonesia	100.00%	98.80%
Other financial sector companies			
Europe			
Centro Leasing SPA	Italy	27.62%	27.60%
Asia–Pacific			
Dongwong ITMC	South Korea	30.00%	30.00%

Other companies	Group voting interest (%)	Group ownership interest (%)
IN FRANCE		
Insurance		
Axa Refinance	21.00%	21.00%
Other		
Finaxa	21.83%	21.83%
Forum Finances	39.97%	39.97%
Sinvim (1)	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

Other companies		Group voting interest (%)	Group ownership interest (%)
OUTSIDE FRANCE			
Real estate			
Devimo Consult	Belgium	35.00%	19.62%
Insurance			
State Bank of India Life Insurance Company Limited	India	26.00%	26.00%

(1) Members of the BNP Paribas SA tax group as at 1 January 2002

NOTE 3 – INTERBANK AND MONEY MARKET ITEMS

In millions of euros	As at 30 June 2002			As at 31 Dec. 2001	As at 30 June 2001
	Gross	(Provisions)	Net	Net	Net
Cash and amounts due from central banks and post office banks	**10,093**	**(105)**	**9,988**	**3,489**	**5,569**
Treasury bills and money-market instruments (note 5)	**84,736**	**(382) (b)**	**84,354**	**81,462**	**68,684**
Due from credit institutions					
Demand accounts	18,345	(36)	18,309	25,654	24,417
Term loans and time deposits (a)	19,509	(226) (b)	19,283	24,332	35,261
Repurchase agreements:					
Securities received under resale agreements	114,737		114,737	134,219	126,522
Bills purchased outright or under resale agreements	2,179		2,179	2,119	2,402
Total securities and bills purchased outright or under resale agreements	116,916		116,916	136,338	128,924
Subordinated loans	354		354	299	318
Total due from credit institutions	**155,124**	**(262)**	**154,862**	**186,623**	**188,920**
Total interbank and money market items	**249,953**	**(749)**	**249,204**	**271,574**	**263,173**
Including accrued interest			*3,172*	*4,547*	*3,577*

(a) "Term loans and time deposits" include overnight and term loans which are not represented by a bill or security, particularly financial credits. Financial credits correspond to commercial loans with an initial term of more than one year granted to credit institutions, where the ultimate borrowers are business entities other than financial sector companies, generally from developing countries on which the transfer risk has been provided for (Note 8).

(b) General provisions for country risks.

NOTE 4 – CUSTOMER ITEMS

In millions of euros	As at 30 June 2002			As at 31 Dec. 2001	As at 30 June 2001
	Gross	(Provisions)	Net	Net	Net
Due from customers					
Commercial and industrial loans	13,262	(36)	13,226	9,387	10,217
Overdrafts	16,364		16,364	17,424	22,827
Other credits					
- Short-term loans	42,851		42,851	43,603	46,391
- Mortgage loans	39,647		39,647	36,672	37,410
- Investment loans	21,543		21,543	20,156	19,053
- Export loans	7,628	(846)	6,782	7,565	7,831
- Other customer loans	50,355	(57)	50,298	57,513	64,952
Total other credits	162,024	(903) (a)	161,121	165,509	175,637
Doubtful customer loans	13,111	(8,915)	4,196	3,939	3,752
Accrued interest	1,504		1,504	1,558	1,845
Securities and bills purchased outright or under resale agreements	8,893		8,893	16,734	23,659
Subordinated loans (b)	280	(31)	249	268	164
Total due from customers (c)	**215,438**	**(9,885)**	**205,553**	**214,819**	**238,101**
Leasing receivables	**20,523**	**(416)**	**20,107**	**20,088**	**19,643**
Total customer items	**235,961**	**(10,301)**	**225,660**	**234,907**	**257,744**
Including accrued interest			*1,762*	*1,860*	*2,180*

(a) General provisions for country risks.

(b) Participating loans granted to BNP Paribas customers included under "Subordinated loans" amounted to EUR 209 million at 30 June 2002 (EUR 207 million at 31 December 2001 and EUR 107 million at 30 June 2001).

(c) Loans qualifying for refinancing by the French Central Bank amounted to EUR 12,311 million at 30 June 2002, EUR 13,491 million at 31 December 2001 and EUR 11,633 million at 30 June 2001.

NOTE 5 – TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY

In millions of euros	As at 30 June 2002				As at 31 Dec. 2001		As at 30 June 2001	
	Gross value	(Provisions)	Net book value	Market value	Net book value	Market value	Net book value	Market value
Trading account securities:								
Treasury bills and money market instruments	55,603		55,603	55,603	54,539	54,539	44,139	44,139
Bonds and other fixed-income instruments	31,255		31,255	31,255	42,473	42,473	25,888	25,888
Equities and other variable-income instruments	35,289		35,289	35,289	40,553	40,553	54,573	54,573
Own shares held within the Group	325		325	325	8	8	690	690
Total trading account securities	**122,472**		**122,472**	**122,472**	**137,573**	**137,573**	**125,290**	**125,290**
Including unlisted equities and bonds	*4,888*		*4,888*	*4,888*	*4,438*	*4,438*	*2,964*	*2,964*
Securities available for sale:								
Treasury bills and money market instruments	9,489	(340)	9,149	9,722	7,600	8,497	7,325	7,532
Bonds and other fixed-income instruments	9,313	(690)	8,623	9,281	8,151	8,723	4,233	5,389
Equities, other variable-income instruments and equity securities available for sale in the medium term	2,197	(324)	1,873	2,009	1,936	2,121	2,263	2,422
Total securities available for sale	**20,999**	**(1,354)**	**19,645**	**21,012**	**17,687**	**19,341**	**13,821**	**15,343**
Including unlisted equities and bonds	*1,335*	*(31)*	*1,304*	*1,326*	*2,054*	*2,352*	*2,575*	*3,653*
Debt securities held to maturity:								
Treasury bills and money market instruments	19,644	(42)	19,602	19,974	19,323	19,637	17,220	17,480
Bonds and other fixed-income instruments	5,709	(17)	5,692	5,842	5,438	5,424	9,275	9,376
Total debt securities held to maturity	**25,353**	**(59)**	**25,294**	**25,816**	**24,761**	**25,061**	**26,495**	**26,856**
Including unlisted bonds	*590*	*(2)*	*588*	*583*	*541*	*541*	*809*	*824*
Total trading account securities, securities available for sale and debt securities held to maturity (a):	**168,824**	**(1,413)**	**167,411**	**169,300**	**180,021**	**181,975**	**165,606**	**167,489**
Including:								
Treasury bills and money market instruments	84,736	(382)	84,354	85,299	81,462	82,673	68,684	69,151
Bonds and other fixed-income instruments	46,277	(707)	45,570	46,378	56,062	56,620	39,396	40,653
Including unlisted bonds	*2,893*	*(14)*	*2,879*	*2,885*	*3,212*	*3,225*	*2,813*	*3,866*
Equities and other variable-income instruments	37,811	(324)	37,487	37,623	42,497	42,682	57,526	57,685
Including unlisted equities	*3,920*	*(19)*	*3,901*	*3,912*	*3,821*	*4,106*	*3,535*	3,575

(a) Mutual fund shares held by the BNP Paribas Group amounted to EUR 4,355 million at 30 June 2002 (EUR 4,531 million at 31 December 2001 and EUR 3,617 million at 30 June 2001). This amount includes EUR 4,186 million in growth funds, of which EUR 661 million incorporated in France (EUR 4,185 million at 31 December 2001 of which EUR 491 million incorporated in France and EUR 3,405 million at 30 June 2001 of which EUR 3,112 million incorporated in France).

NOTE 5 – TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY (cont'd)

Over the past two years, securities were reclassified among the various portfolios as follows:

Former classification	New classification	Amount transferred during period (in millions of euros)		
		6 months to 30 June 2002	12 months to 31 Dec. 2001	6 months to 30 June 2001
Trading account securities	Securities available for sale	326	335	197
Securities available for sale	Debt securities held to maturity	295	9	359
Debt securities held to maturity	Securities available for sale	760	2,608	468
Trading account securities	Debt securities held to maturity	–	–	–

The above amounts do not include arm's length transactions between Group entities separately pursuing their own management strategies.

Net discounts on debt securities held to maturity, reflecting a redemption price lower than the acquisition price, amounted to EUR 49 million at 30 June 2002, versus net premiums of EUR 170 million at 31 December 2001 and EUR 136 million at 30 June 2001. These discounts are amortised over the remaining life of the securities.

Net discounts on securities available for sale, reflecting a redemption price lower than the acquisition price, amounted to EUR 191 million at 30 June 2002 (against net premiums of EUR 155 million at 31 December 2001 and EUR 67 million at 30 June 2001).

Receivables corresponding to securities lent amounted to EUR 10,402 million at 30 June 2002 (EUR 5,374 million at 31 December 2001 and EUR 11,342 million at 30 June 2001).

Accrued interest on fixed-income securities was EUR 533 million at 30 June 2002 versus EUR 657 million at 31 December 2001 and EUR 728 million at 30 June 2001.

One of the Group subsidiaries engaged in arbitraging on stock market indexes held 5,803,308 BNP Paribas SA shares at 30 June 2002, under trading account securities (note 22).

NOTE 6 – INSURANCE COMPANY INVESTMENTS

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Real estate	1,223	1,224	1,168
Equities, mutual funds and other variable-income instruments	2,513	2,640	2,533
Bonds and other fixed-income instruments	28,748	27,545	26,300
Admissible assets related to unit-linked business	21,670	23,010	23,266
Reinsurers' share of technical reserves	699	473	687
Other	552	573	436
Accrued interest	759	745	1,040
Insurance company investments	**56,164**	**56,210**	**55,430**

NOTE 7 - INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT

In millions of euros	As at 30 June 2002			As at 31 Dec. 2001		As at 30 June 2001	
	Gross book value	Net book value	Market value	Net book value	Market value	Net book value	Market value
Equity securities held for long-term investment							
Unlisted securities:	3,093	2,708	3,501	2,474	2,897	2,370	2,891
Listed securities:	3,100	3,033	5.030	3,272	6,416	3,316	7,186
Total equity securities held for long-term investment	**6,193**	**5,741**	**8,531**	**5,746**	**9,313**	**5,686**	**10,077**
Investments in non-consolidated undertakings and other participating interests (a)							
Investments in non-consolidated undertakings	1,712	1,088	1,185	832	887	690	709
Other participating interests							
Unlisted securities:	1,549	1,232	1,533	1,390	1,949	1,339	1,406
Listed securities:	812	792	892	805	1,025	713	1,544
Total other participating interests	2,361	2,024	2,425	2,195	2,974	2,052	2,950
Total investments in non-consolidated undertakings and other participating interests	**4,073**	**3,112**	**3,610**	**3,027**	**3,861**	**2,742**	**3,659**
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**10,266**	**8,853**	**12,141**	**8,773**	**13,938**	**8,428**	**13,736**

(a) The market value of unlisted investments in non-consolidated undertakings and other unlisted participating interests is determined for the most part based on the value of the BNP Paribas Group's equity in the underlying net assets or, if required, the revalued net assets.

Participating interests in credit institutions amounted to EUR 501 million at 30 June 2002 (EUR 508 million at 31 December 2001 and EUR 487 million at 30 June 2001). Investments in non-consolidated credit institutions amounted to EUR 476 million at 30 June 2002 (EUR 157 million at 31 December 2001 and EUR 176 million at 30 June 2001).

Net unrealised capital gains on investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment, calculated by reference to period-end market prices for listed securities, amounted to EUR 3,288 million at 30 June 2002 (EUR 4,401 million at 31 December 2001 and EUR 5,308 million at 30 June 2001).

NOTE 7 – INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT (cont'd)

The main companies carried under "Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment" with a net book value of more than EUR 100 million in the BNP Paribas Group's accounts are listed below:

In millions of euros	Head Office	Consolidated shareholders' equity in 2001 (a)	Consolidated net income (loss) in 2001	Net book value in the BNP Paribas Group accounts
Interests representing less than 5% of the investee's share capital				
Axa	Paris	24,780	520	546
Vivendi Universal	Paris	36,748	(13,597)	268
TotalFinaElf	La Défense	33,932	7,658	206
Peugeot	Paris	10,282	1,691	147
Allianz	Germany	31,664	1,623	135
Shinhan Financial Group	South Korea	2,624	188	133
Schneider Electric	Boulogne Billancourt	8,381	(986)	129
Alcatel	Paris	9,630	(4,963)	111
Interests representing between 5% and 10% of the investee's share capital				
Bouygues Telecom	Issy Les Moulineaux	585	(61)	131
Cassa di Risparmio Firenze	Italy	802	93	119
Buena Vista Home Entertainment	United States	211	117	101
Coficem	Paris	-	-	101
Interests representing more than 10% of the investee's share capital				
Pargesa Holding	Switzerland	4,544	274	364
Erbe SA	Belgium	673	141	335
ABN AMRO Advisory Inc	Chicago	1,677	9	303
Consors Discount Broker AG	Nuremberg	329	(126)	287
Eiffage	Issy les Moulineaux	811	152	161
GB Inno BM	Belgium	953	751	161
Mac Dougall Litell	United States	-	94	126
Crédit Logement	Paris	718	45	120
Coparex International	Issy les Moulineaux	173	23	106

(a) According to French accounting standards.

NOTE 8 – PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS

In millions of euros	6 months to 30 June 2002	12 months to 31 Dec. 2001	6 months to 30 June 2001
At 1 January	**13,171**	**12,542**	**12,542**
Net additions during the period	668	1,366	586
Write-offs during the period covered by provisions	(678)	(1,230)	(683)
Translation adjustments and other changes	(69)	493	458
At the end of the period	**13,092**	**13,171**	**12,903**
Breakdown of provisions:			
- Provisions deducted from assets:			
• On interbank items (a)	367	379	358
• On customer items (note 4)	10,301	10,484	10,244
• On securities (a)	1,116	1,117	1,084
Total provisions deducted from assets	11,784	11,980	11,686
including provisions for country risks	*2,226*	*2,271*	*2,275*
- Provisions recorded under liabilities:			
• To cover off-balance sheet commitments	543	621	751
• To cover other credit risks including industry risks	765	570	466
Total provisions recorded under liabilities	1,308	1,191	1,217
including provisions for country risks	*337*	*434*	*542*
Total provisions for credit risks and country risks	**13,092**	**13,171**	**12,903**

(a) Provisions on loans to credit institutions mainly concern financial credits (note 3) exposed to country risk. Provisions on securities shown in the above table cover the country risk affecting securities held by the BNP Paribas Group.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions for losses on off-balance sheet commitments, provisions for claims and litigation, provisions for general risks and provisions for unforeseeable industry risks.

Provisions covering principal and interest, premiums and discounts on sovereign loans amounted to EUR 2,563 million at 30 June 2002 (EUR 2,705 million at 31 December 2001 and EUR 2,817 million at 30 June 2001).

NOTE 8 - PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS (cont'd)

In millions of euros	6 months to 30 June 2002	12 months to 31 Dec. 2001	6 months to 30 June 2001
Additions to provisions for credit risks and country risks:			
• Customer and interbank items	1,039	2,423	972
• Off-balance sheet commitments	27	43	71
• Securities	43	173	38
• Other credit risks	176	72	36
Total additions to provisions for credit risks and country risks	**1,285**	**2,711**	**1,117**
Recoveries and utilisations of provisions for credit risks and country risks:			
• Customer and interbank items	(377)	(856)	(473)
• Off-balance sheet commitments	(13)	(44)	(15)
• Securities	(61)	(181)	(9)
• Other credit risks	(166)	(264)	(34)
Total recoveries and utilisations of provisions for credit risks and country risks	**(617)**	**(1,345)**	**(531)**
Net additions to provisions for credit risks and country risks	**668**	**1,366**	**586**
Write-offs not covered by provisions	73	130	41
Recoveries of amounts written off	(48)	(95)	(41)
Cancellation of net (addition to) deduction from provisions for interest arrears recorded under net banking income	(65)	(89)	(54)
Net charge for the period for credit risks and country risks	**628**	**1,312**	**532**
including:			
• Net charge to provisions for credit risks	645	1,351	583
• Net recovery of provisions for country risks	(17)	(39)	*(51)*

NOTE 9 – INVESTMENTS IN COMPANIES CARRIED UNDER THE EQUITY METHOD

In millions of euros, as at 30 June 2002	Total investments in companies carried under the equity method: Equity in net assets (based on voting interest)	Total investments in companies carried under the equity method: Equity in first-half 2002 net income (loss) (based on voting interest)	Total investments in companies carried under the equity method: Total	Net book value of the investments in the individual accounts of Group companies
Financial institutions:				
Credit institutions	*515*	*38*	*553*	*380*
Cofinoga	188	14	202	130
Société de paiement pass	71	10	81	36
Facet	73	7	80	8
C.I.G.	57	8	65	13
Fipryca	51	4	55	87
BNP Private Banking Japan	24	(4)	20	35
Banque Petrofigaz	22	2	24	25
Cetelem service Korea	7	(6)	1	7
Other	22	3	25	39
Other financial institutions	*934*	*2*	*936*	*467*
Finaxa	896	-	896	437
Centro Leasing Spa	34	2	36	27
Other	4	-	4	3
Total, financial institutions	**1,449**	**40**	**1,489**	**847**
Other companies:				
Insurance companies	*71*	*4*	*75*	*66*
Axa Re Finance	54	3	57	44
Other	17	1	18	22
Other companies	*255*	*15*	*270*	*352*
Cetelem America	65	3	68	118
Sinvim	39	1	40	40
Laser	23	1	24	54
Fischer Francis Tree and Watts	11	1	12	95
Dongwong ITMC	10	1	11	22
Other	107	8	115	23
Total, other companies	**326**	**19**	**345**	**418**
Total investments in companies carried under the equity method	**1,775**	**59**	**1,834**	**1,265**

NOTE 10 – LONG-TERM INVESTMENTS

In millions of euros	Cost at 1 January 2002	Acquisitions	Redemptions and disposals	Transfers and other movements	Cost as at 30 June 2002	Provisions at 1 January 2002	Additions to provisions	Recoveries of provisions	Other provision movements	Provisions as at 30 June 2002	Net book value as at 30 June 2002	Net book value as at 31 Dec. 2001
Debt securities held to maturity (note 5)	24,854	10,585	(8,434)	(1,652)	25,353	(93)	-	-	34	(59)	25,294	24,761
Investments in non-consolidated undertakings and other participating interests (note 7)	4,017	377	(82)	(239)	4,073	(990)	(28)	24	33	(961)	3,112	3,027
Equity securities held for long-term investment (note 7)	6,274	754	(700)	(135)	6,193	(528)	(26)	56	46	(452)	5,741	5,746
Investments in companies carried under the equity method (note 9)	1,883	-	-	(49)	1,834	-	-	-	-	-	1,834	1,883
Total long-term investments	**37,028**	**11,716**	**(9,216)**	**(2,075)** [(a)]	**37,453**	**(1,611)**	**(54)**	**80**	**113**	**(1,472)**	**35,981**	**35,417**

(a) Of which translation adjustment: (1,170)

NOTE 11 – TANGIBLE AND INTANGIBLE ASSETS

In millions of euros	As at 30 June 2002			As at 31 Dec. 2001	As at 30 June 2001
	Gross	Depreciation, Amortisation and Provisions	Net	Net	Net
Intangible assets:					
- Computer software	1,013	(680)	333	267	131
- Other intangible assets	748	(184)	564	464	320
Total intangible assets	1,761	(864)	897	731	451
Tangible assets:					
- Land and buildings	3,390	(1,209)	2,181	2,099	2,236
- Rental properties	3,396	(538)	2,858	2,637	2,122
- Equipment, furniture and fixtures	4,521	(2,831)	1,690	1,702	1,473
- Other fixed assets	499		499	345	372
Total tangible assets	11,806	(4,578)	7,228	6,783	6,203
Total tangible and intangible assets	**13,567**	**(5,442)**	**8,125**	**7,514**	**6,654**

Operating Assets

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. The book value of the assets was increased by EUR 1,156 million, and the corresponding capital gain was posted to consolidated shareholders' equity under "capital gains on restructuring", net of the related tax effect (note 22). In order to reflect what appeared to be a lasting decline in the real estate market, in 1997 the book value of these real estate assets was written down by EUR 545 million. The adjustment, net of the related tax effect, was recorded in the balance sheet under "capital gains on restructuring", consistently with the initial adjustment.

The operating assets held by Paribas and its subsidiaries at the time of the merger are stated at historical cost.

Depreciation and provisions on rental properties include a EUR 152 million provision booked in accordance with the principle of prudence to cover unrealised losses on the rental properties held by Compagnie Bancaire.

Lease Contract on Operating Assets

In 1993, BancWest, a Group subsidiary, entered into a non-cancellable agreement to lease its headquarters building located in Hawaii until December 2003. At this date, the company may decide whether to extend the lease term, purchase the building at the construction price or arrange for the sale of the building to a third party. If the company selects the option of sale to a third party, it will be required to pay to the lessor any eventual shortfall between the sales proceeds and a USD 162 million residual value, should the sale price be lower than this value. A EUR 25 million provision was booked in the first half of 2002 (note 36) to cover potential losses resulting from the property market decline in Hawaii, which is estimated to be of long duration.

Non-operating Assets

At 30 June 2002, non-operating land and buildings amounted to EUR 2,941 million (EUR 2,729 million at 31 December 2001 and EUR 2,179 million at 30 June 2001).

Depreciation, Amortisation and Provisions

The charge for depreciation, amortisation and provisions recorded in first-half 2002 amounted to EUR 299 million (EUR 577 million in the full year 2001 and EUR 289 million in first-half 2001).

NOTE 12 - GOODWILL

In millions of euros	6 months to 30 June 2002	12 months to 31 Dec. 2001	6 months to 30 June 2001
Net amount at 1 January	**4,489**	**2,540**	**2,540**
Goodwill on acquisitions made during the period	1,517	2,273	192
Translation adjustment	(277)	4	31
Amortisation for the period	(184)	(206)	(109)
Exceptional amortisation of goodwill on investments held for sale	(19)	(122)	(71)
Net amount at end of period	**5,526**	**4,489**	**2,583**

Net amortisation of goodwill totalled EUR 166 million at 30 June 2002 after deducting EUR 18 million in amortisation of negative goodwill (EUR 188 million at 31 December 2001 after deducting EUR 18 million in amortisation of negative goodwill and EUR 100 million at 30 June 2001 after deducting EUR 9 million in amortisation of negative goodwill). Exceptional amortisation of goodwill on investments held for sale includes EUR 19 million (EUR 101 million in 2001) corresponding to goodwill recorded on acquisition of minority interests in the Cobepa sub-group. Recognition of these amounts of goodwill was justified by the unrealised gains on the shares. The exceptional amortisation was deducted from "Gains (losses) on disposals of long-term investments and changes in provisions" (note 35).

Badwill (net negative goodwill) amounted to EUR 23 million at 30 June 2002 (EUR 25 million at 31 December 2001 and EUR 34 million at 30 June 2001).

Goodwill on acquisitions made during the period mainly concerns the EUR 1,596 million in goodwill arising on the acquisition of Union Californian Bank shares.

NOTE 13 - ACCRUED INCOME AND OTHER ASSETS

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Accrued income and other adjustment accounts			
Valuation adjustment accounts (a)	16,683	17,519	15,323
Accrued income	6,415	10,271	20,189
Collection accounts	3,762	7,816	4,950
Other adjustment accounts (b)	10,971	11,195	9,714
Total accrued income and other adjustment accounts	37,831	46,801	50,176
Other assets			
Premiums on purchased options	32,318	68,290	54,037
Settlement accounts related to securities transactions	3,789	10,831	34,110
Investments in *Codevi* "industrial development" securities	3,300	3,275	3,296
Deferred tax assets (c)	948	1,032	837
Other insurance company assets	833	807	461
Other	12,928	10,351	14,498
Total other assets	54,116	94,586	107,239
Total accrued income and other assets	**91,947**	**141,387**	**157,415**

(a) Mark-to-market gains and losses on foreign exchange instruments and forward instruments.

(b) Includes prepaid interest on customer and interbank accounts and prepaid expenses.

(c) Deferred tax assets and liabilities are now netted off at the level of each taxable entity (see note 1: Year-on-year comparisons)

NOTE 14 – INTERBANK ITEMS AND MONEY MARKET SECURITIES

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Interbank and money market items			
Demand accounts	12,839	20,027	18,177
Time deposits and borrowings	58,324	73,404	75,525
Securities and bills sold outright or under repurchase agreements:			
• Securities given under repurchase agreements	124,497	126,128	128,416
• Bills sold outright or under repurchase agreements	3,046	737	6,543
Total securities and bills sold outright or under repurchase agreements	127,543	126,865	134,959
Total interbank and money market items	**198,706**	**220,296**	**228,661**
Debt securities issued to credit institutions			
Interbank market securities	1,014	1,670	496
Total interbank items and money market securities	**199,720**	**221,966**	**229,157**
Including accrued interest	*2,786*	*3,152*	*4,998*

Interbank demand deposits amounted to EUR 12,478 million at 30 June 2002 (EUR 19,572 million at 31 December 2001 and EUR 17,024 million at 30 June 2001).

NOTE 15 - CUSTOMER DEPOSITS, RETAIL CERTIFICATES OF DEPOSIT AND NEGOTIABLE CERTIFICATES OF DEPOSIT

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Customer deposits:			
Demand accounts	72,478	64,742	63,293
Time accounts	78,575	93,455	101,115
Regulated savings accounts	30,139	29,662	28,945
Repurchase agreements:			
Securities given under repurchase agreements	12,597	27,996	25,671
Bills sold outright or under repurchase agreements	233	241	319
Total securities and bills sold outright or under repurchase agreements	12,830	28,237	25,990
Total customer deposits	**194,022**	**216,096**	**219,343**
Bonds and negotiable short-term debt instruments:			
Negotiable certificates of deposit	66,880	63,575	67,090
Retail certificates of deposit	7,875	6,771	7,320
Total bonds and negotiable short-term debt instruments	**74,755**	**70,346**	**74,410**
Total customer deposits, retail certificates of deposit and negotiable certificates of deposit	**268,777**	**286,442**	**293,753**
Including accrued interest	*1,720*	*1,426*	*1,673*

Regulated demand savings deposits, including savings collected for investment, totalled EUR 13,800 million at 30 June 2002 (EUR 13,599 million at 31 December 2001 and EUR 12,870 million at 30 June 2001). Other customer demand deposits amounted to EUR 76,070 million at 30 June 2002 (EUR 74,628 million at 31 December 2001 and EUR 70,583 million at 30 June 2001).

NOTE 16- BOND ISSUES

The following table shows bonds issued by the Group by currency, contractual interest rate and maturity:

Issuing currency In millions of euros	Average interest rate	Balance outstanding at 30 June 2002	Remaining term <1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5 years to 10 years	>10 years
▪ Issued in euros	Variable	**2,615**	1,347	379	434	101	319	35	
	6,42 %	**8,666**	296	305	1,180	824	2,175	1,628	2,258
▪ Issued in US dollars	Variable	**252**	252						
	5,84 %	**1,291**	1,291						
▪ Issued in Yen	Variable	**354**	354						
▪ Issued in other currencies	Variable	**82**				67		15	
	8,20 %	**473**	435	4	5	10		19	
Total bonds issued		**13,733**	3,975	688	1,619	1,002	2,494	1,697	2,258
BNP Paribas Group bonds held by consolidated companies		**(130)**							
Total BNP Paribas Group bonds outstanding		**13,603**							
Accrued interest		**348**							
Total bond issues		**13,951**							

Unamortised premiums on the above issues, corresponding to the difference between the issue proceeds and the redemption price, amounted to EUR 98 million at 30 June 2002 versus EUR 97 million at 31 December 2001 and EUR 123 million at 30 June 2001.

NOTE 17 – TECHNICAL RESERVES OF INSURANCE COMPANIES

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Life technical reserves	31,790	29,892	29,256
Technical reserves – unit linked business	21,749	23,364	24,063
Non-life technical reserves	1,126	1,209	455
Capitalisation reserve	-	-	512
Policyholders' surplus	581	456	-
Accrued interest	326	284	239
Total technical reserves	**55,572**	**55,205**	**54,525**

Additions were made to the capitalisation reserve at the time of sale of amortisable securities in order to defer part of the net realised gain and maintain the yield-to-maturity of the securities. Following adoption of the new insurance accounting standards, the bulk of the reserve has been transferred to "Policyholders' surplus".

NOTE 18 - ACCRUALS AND OTHER LIABILITIES

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Accruals:			
Accrued liabilities	4,927	8,977	17,814
Valuation adjustment accounts (a)	15,537	17,682	16,448
Collection accounts	1,579	1,675	982
Other accruals	12,476	8,186	16,746
Total accruals	**34,519**	**36,520**	**51,990**
Other liabilities:			
Settlement accounts related to securities transactions	6,604	12,284	34,070
Liabilities related to written options	31,530	68,969	53,079
Liabilities related to securities transactions	56,775	59,912	51,186
Deferred tax liabilities (b)	1,701	1,734	1,696
Other insurance liabilities	375	337	346
Other payables and liabilities	11,380	19,468	20,974
Total other liabilities	**108,365**	**162,704**	**161,351**
Total accruals and other liabilities	**142,884**	**199,224**	**213,341**

(a) Mark-to-market losses on foreign exchange instruments and forward instruments.

(b) Deferred tax assets and liabilities are now netted off at the level of each taxable entity (see note 1: Year-on-year comparisons)

NOTE 19 - PROVISIONS FOR CONTINGENCIES AND CHARGES

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Provisions for pensions and other post-employment benefits (note 26)	1,300	1 329	1,231
Provisions for credit risks and equivalents (note 8)	547	352	248
Provisions for industry risks (note 8)	218	218	218
Provisions for off-balance sheet commitments (note 8)			
- credit risks	206	187	209
- country risks	337	434	542
Restructuring (note 39)	266	321	641
Other provisions	1,584	2,012	2,074
Total provisions for contingencies and charges	**4,458**	**4,853**	**5,163**

Off-balance sheet credit risks covered by provisions amounted to EUR 977 million at 30 June 2002 (EUR 976 million at 31 December 2001 and EUR 1,107 million at 30 June 2001).

At 30 June 2002, other provisions for contingencies and charges break down as follows:

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001
Provisions set up in connection with banking and banking-related transactions	**714**	**1,001**
- Provisions for contingencies related to capital markets transactions	172	197
- Provisions for potential losses on long-term investments	167	150
- Other provisions related to banking transactions	375	654
Provisions not set up in connection with banking or banking-related transactions	**870**	**1,011**
Total other provisions for contingencies and charges	**1,584**	**2,012**

NOTE 20 – SUBORDINATED DEBT

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
Subordinated medium and long-term debt	**11,251**	**10,257**	**9,872**
Undated subordinated debt			
Undated participating subordinated notes	347	344	344
Other undated floating-rate subordinated notes:			
In foreign currencies	898	1,041	1,092
In euros	305	305	305
Total undated floating rate subordinated notes	1,203	1,346	1,397
Undated notes	688	762	780
Total undated subordinated debt	2,238	2,452	2,521
Total subordinated debt issued by BNP Paribas Group	**13,489**	**12,709**	**12,393**
Accrued interest	320	329	268
Total	**13,809**	**13,038**	**12,661**

Subordinated Medium and Long-Term Debt

Subordinated debt included under this heading consists of medium- and long-term debentures that are equivalent to debt ranking last before participating debt and securities for repayment purposes in the case of liquidation of the Bank.

Subordinated medium- and long-term debt issued by the Group generally contains a call provision authorising BNP Paribas to buy back its securities directly in the market or through tender offers or, in the case of private placements, over the counter.

Borrowings in international markets by BNP Paribas SA or foreign subsidiaries of the BNP Paribas Group may be subject to early repayment of principal and the early payment of interest due at maturity in the event that changes in applicable tax laws oblige the BNP Paribas Group issuer to compensate debtholders for the consequences of such changes. The debt securities may be called on 15 to 60 days' notice subject to approval by the banking supervisory authorities.

NOTE 20 – SUBORDINATED DEBT (cont'd)

At 30 June 2002, subordinated medium and long-term debt broke down as follows by maturity and by currency:

Issuing currency In millions of euros	Balance outstanding at 30 June 2002	Remaining term						
		<1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5 years to 10 years	>10 years
Subordinated medium and long-term debt								
▪ Issued in euros	**6,646**	1,074	750	308	260	524	1,888	1,842
▪ Issued in USD	**3,959**	227		31	272	605	1,845	979
▪ Issued in other currencies	**646**					30	76	540
Total subordinated medium and long-term debt	**11,251**	1,301	750	339	532	1,159	3,809	3,361

Undated subordinated debt

In July 1984, pursuant to the French Law of 3 January 1983, BNP SA issued a first block of 1,800,000 undated participating subordinated notes *(titres participatifs)* with a face value of FRF 1,000, for a total of EUR 274 million. In connection with rights exercised between 1985 and 1988, BNP SA issued a total of 412,761 new undated participating subordinated notes with a face value of FRF 1,000. The notes were issued at a total premium of EUR 4 million. The notes are redeemable only in the event of liquidation of the Bank, but may be retired in accordance with the terms of the law.

In October 1985, BNP SA issued EUR 305 million of undated floating-rate subordinated notes *(titres subordonnés à durée indéterminée,* or *TSDI).* The notes are redeemable only in the event of liquidation of the Bank. They are subordinated to all other debts of the Bank but senior to the undated participating subordinated notes issued by BNP SA. The Board of Directors is entitled to postpone interest payments if the shareholders' meeting approving the financial statements declares that there is no income available for distribution. In September 1986, BNP SA raised a further USD 500 million by issuing new undated floating-rate subordinated notes with characteristics similar to those of the French franc notes issued in 1985.

Between 1996 and 1998, BNP SA issued undated notes which may be called at the issuer's discretion, starting from a date specified in the issuing agreement and contingent upon the consent of the Commission Bancaire.

Undated participating subordinated notes, undated subordinated notes and undated notes qualify as Tier 2 capital under French regulations and international guidelines on capital adequacy.

NOTE 21 – RESERVE FOR GENERAL BANKING RISKS

The reserve for general banking risks amounted to EUR 999 million at 30 June 2002 (EUR 1,007 million at 31 December 2001 and EUR 1,017 million at 30 June 2001).

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY

In millions of euros	Capital	Additional paid-in capital in excess of par	Capital gain on restructuring and revaluation surplus
Balance at 1 January 2001	**1,792**	**10,962**	**375**
Operations affecting capital in 2001:			
- Cancellation of shares held by BNP Paribas	(36)	(752)	
- Share issues	16	266	
Cancellation of contingent value rights certificates held by BNP Paribas			
Issue of preferred shares			
Buyout of minority interests in subsidiaries			
Minority interests in newly-acquired companies			
BNP Paribas SA shares held pursuant to the 5th resolution of the Annual Shareholders' Meetings of 23 May 2000 and 15 May 2001 and contingent value rights certificates bought back during the period			
Translation adjustment			
Effect of changes of accounting methods in connection with the application of standard CRC 2000-05 concerning the financial statements of insurance companies			
Other			5
2001 consolidated net income			
Balance at 31 December 2001 before appropriation of income	**1,772**	**10,476**	**380**
Cash dividend			
Balance at 1 January 2002	**1,772**	**10,476**	**380**
Operations affecting share capital in 2002:			
- Share issues	18	328	
Cancellation of contingent value rights certificates held by BNP Paribas			
Issue of preferred shares			
BNP Paribas SA shares held pursuant to the 5th resolution of the Annual Shareholders' Meetings of 23 May 2000 and 15 May 2001			
Translation adjustment			
Other			(1)
First-half 2002 consolidated net income			
Balance as at 30 June 2002 before appropriation of income	**1,790**	**10,804**	**379**

Retained earnings						
Cumulative translation adjustment	Parent's company retained earnings and Group's share in retained earnings of subsidiaries	Elimination of treasury stock and contingent value rights certificates	Retained earnings, capital gain resulting from real estate restructuring and revaluation surplus	Total shareholders' equity attributable to BNP Paribas Group	Minority interests	Total consolidated shareholders' equity
(45)	**9,163**	**(1,602)**	**7,891**	**20,645**	**2,653**	**23,298**
		788	788			
				282		282
	(147)	83	(64)	(64)		(64)
					850	850
					(852)	(852)
					150	150
	(41)	(204)	(245)	(245)		(245)
(48)			(48)	(48)	32	(16)
	(2)		(2)	(2)		(2)
	19		24	24	20	44
	4,018		4,018	4,018	226	4,244
(93)	**13,010**	**(935)**	**12,362**	**24,610**	**3,079**	**27,689**
	(1,039)		(1,039)	(1,039)	(140)	(1,179)
(93)	**11,971**	**(935)**	**11,323**	**23,571**	**2,939**	**26,510**
				346		346
	(226)	161	(65)	(65)		(65)
					1,315	1,315
	(31)	61	30	30		30
(245)			(245)	(245)	(135)	(380)
	2		1	1	38	39
				2,026	171	2,197
(338)	11,716	(713)	11,044	25,664	4,328	29,992

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY (cont'd)

OPERATIONS INVOLVING SHARE CAPITAL SINCE 1 JANUARY 2001

At 1 January 2001, the capital of BNP Paribas consisted of 448,064,715 fully-paid ordinary shares with a par value of EUR 4.

Operations involving share capital in 2001

Capital reduction

Pursuant to authorisations granted by the fifth and twenty-second resolutions of the Shareholders' Meeting of 23 May 2000, the Board of Directors decided on 6 March 2001 to cancel by way of a reduction of capital 9,000,000 BNP Paribas shares held in treasury stock.

Capital increases

In accordance with article L 225-129 – V of the French Commercial Code, previously named Section 180 - V of the 24 July 1966 French Companies Act and pursuant to authorisations received from the Shareholders' Meeting of 15 May 2001, the Board of Directors decided on 6 March 2001 and 15 May 2001, to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 26 June 2001, the mutual fund subscribed 3,361,921 ordinary shares with a par value of EUR 4 for this purpose. In addition, during 2001, BNP Paribas employees subscribed 559,060 shares with rights from 1 January 2000 under the stock option plan.

At 31 December 2001, BNP Paribas SA's share capital consisted of 442,985,696 fully paid ordinary shares with a par value of EUR 4.

During 2001, BNP employees subscribed 325,801 shares with a par value of EUR 4 and with rights from 1 January 2001 under the stock option plan. The corresponding capital increase was carried out on 17 January 2002.

Operations involving share capital in first-half 2002

Share split

In accordance with the authorisation received from the Shareholders' Meeting of 15 May 2001 (twelfth resolution), on 18 December 2001 the Board of Directors decided to carry out a two-for-one share split. Following this share split, carried out on 20 February 2002, BNP Paribas' capital is now made up of 886,622,994 ordinary shares with a par value of EUR 2.

In accordance with the contractual undertakings given by BNP in the information memorandum dated 8 July 1999 approved by the COB under *visa* no. 99-960, which were reiterated at the Shareholders' Meeting of 23 May 2000, the rights of holders of contingent value rights certificates have been adjusted to take into account the effects of the share split.

Capital increases

In accordance with article L 225-129 – V of the French Commercial Code, previously named Section 180 - V of the 24 July 1966 French Companies Act and pursuant to authorisations received from the Shareholders' Meeting of 28 February 2002, the Board of Directors decided on 15 May 2001, to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 27 June 2002, the mutual fund subscribed 7,623,799 ordinary shares with a par value of EUR 2 for this purpose. In addition, during 2001, BNP Paribas employees subscribed 927,046 shares with rights from 1 January 2000 under the stock option plan.

At 30 June 2002, BNP Paribas SA's share capital consisted of 895,173,839 fully paid ordinary shares with a par value of EUR 2.

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY (cont'd)

ANALYSIS OF ADDITIONAL PAID-IN CAPITAL IN EXCESS OF PAR

In 2001, additional paid-in capital in excess of par was reduced by EUR 752 million as a result of the cancellation of 9,000,000 shares and increased by EUR 266 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

During the first half of 2002, additional paid-in capital in excess of par was increased by EUR 328 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with employee share issues.

Additional paid-in capital in excess of par also includes a capital gain on real estate restructuring of EUR 288 million related to a restructuring operation whereby BNP transferred its real estate holdings to its subsidiary Compagnie Immobilière de France, "CIF", in 1991 and 1992. The resulting capital gain is recognised in the consolidated profit and loss account in proportion to the additional depreciation charge taken by CIF. The residual gain at 31 December 1997 included a write-down of EUR 420 million taken during 1997 (see notes 1 and 11).

PREFERRED SHARES

In December 1997, BNP US Funding LLC, a wholly-owned subsidiary of the Group, made a USD 500 million issue of non-cumulative preferred shares, which do not dilute earnings per ordinary share. The shares pay a contractual dividend of 7.738 % for a period of ten years. At the end of that period, the issuer may redeem the shares at par at the end of any calendar quarter. Until they are redeemed, the shares will pay a dividend indexed to Libor. The proceeds of this issue are included in shareholders' equity under "Minority interests" and the corresponding remuneration is treated as a distribution to minority shareholders.

A second USD 500 million issue of non-cumulative preferred shares was carried out in October 2000 by another wholly-owned subsidiary, BNP Paribas Capital Trust. These shares pay a contractual dividend of 9.003 % for a period of ten years.

In October 2001, two non-cumulative preferred share issues, totalling EUR 350 million and EUR 500 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a dividend of 7% over a minimum period of 5 years and shares in the second issue pay a dividend of 6.625% over 10 years. Shares in the first issue are redeemable at the issuer's discretion after five years and at each interest payment date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7%.

In January 2002, a further EUR 660 million issue of non-cumulative preferred shares was carried out by another wholly-owned subsidiary, BNP Paribas Capital Trust IV. These shares pay an annual dividend of 6.342% over 10 years.

In June 2002, the Group issued preferred shares, through BNP Paribas Capital Trust V, for total of USD 650 million. These shares pay a contractual annual dividend of 7.2%, payable quarterly. The shares are redeemable at the issuer's discretion after five years then at each quarterly interest payment date thereafter, the rate of 7.2% remaining unchanged.

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY (cont'd)

STOCK-FOR-STOCK PUBLIC TENDER OFFERS FOR PARIBAS

Results of the stock-for-stock public tender offers for Paribas

On March 9, 1999, Banque Nationale de Paris made a stock-for-stock public tender offer for Paribas SA shares. Under the terms of the offer, which were modified on 8 July 1999, 29 BNP shares plus 13 contingent value rights certificates (CVRs) were exchanged for 20 Paribas shares. The offer ended on 13 August 1999 and was followed by a simplified offer between 1 and 21 October 1999 based on 29 BNP shares for 20 Paribas shares.

A total of 106,640,080 Paribas shares were tendered to the first offer and 51,628,920 shares were tendered to the second offer, representing 96.26% of Paribas' capital. In exchange for these shares, BNP issued a total of 229,490,050 shares (including 154,628,116 shares at a price of EUR 74.40 and 74,861,934 shares at a price of EUR 85.00) plus 69,316,052 contingent value rights certificates giving their holders the right, for each contingent value rights certificate held on 1 July 2002, to the payment of an amount in euros equal to the positive difference between EUR 100 and the benchmark BNP Paribas share price, subject to a ceiling of EUR 20 per contingent value rights certificate. The benchmark BNP Paribas share price will be equal to the weighted average of the closing prices of BNP Paribas shares on the Paris Bourse during the 20 trading days preceding 1 July 2002 during which the BNP Paribas shares are quoted, rounded to one decimal figure.

During the fourth quarter of 1999, BNP acquired 425,100 Paribas shares pursuant to the undertaking given at the time of the public tender offer to offer the same exchange parity to Paribas employees holding Paribas stock options. The acquisition of these additional shares raised BNP's interest in the capital of Paribas to 96.48% at 31 December 1999. Between 1 January and 23 May 2000, the date of the merger of BNP SA and Paribas SA, BNP acquired a further 231,097 Paribas shares.

On 10 November 1999, BNP launched a squeeze-out operation in relation to the Paribas shares. The offer was open from 18 to 31 January 2000 and resulted in a successful squeeze-out on 1 February 2000. At that date, BNP held 164,536,561 shares, representing the entire capital of Paribas.

Accounting treatment of the public tender offer for Paribas shares

The assets, liabilities and off-balance sheet items of the Paribas sub-group were consolidated in accordance with the provisions of section 215 of standard CRC 1999-07 at their historical cost as shown in the Paribas financial statements at 30 September 1999 after restatement to comply with BNP Paribas Group accounting policies.

The restatements made to comply with BNP Paribas Group accounting policies had the effect of reducing Paribas' shareholders' equity at 30 September 1999 by EUR 873 million net of tax, including EUR 694 million recognised in the accounts at 31 December 1999 and EUR 179 million recognised in 2000, in accordance with article 215 of standard CRC 1999-07 which allows additional time to finalise restatements to Group standards for the financial statements of the first year following the acquisition of Paribas. The restatements mainly concerned the method used to value interest rate swaps representing isolated open positions managed on a medium and long-term basis and portfolios of trading account securities (determination of counterparty risks and administrative costs related to interest rate swaps, measurement of liquidity and modelling risks related to positions on interest rate, equity, index, currency and credit derivatives, and positions on convertible bonds).

In addition, certain employee benefit obligations, including retirement obligations in France and abroad, were provided for in accordance with the rules applied by the BNP Paribas Group.

Lastly, the rules applied by the BNP Paribas Group to provide for credit risks in the United States and for country risks were applied to the corresponding commitments in the accounts of the Paribas sub-group.

The goodwill arising on consolidation of the Paribas sub-group, as adjusted to take account of the restatements to comply with BNP Paribas Group accounting policies, was charged against the premium on the shares issued in exchange for the Paribas shares tendered to the offer, in an amount of EUR 9,196 million (EUR 8,712 million at 31 December 1999).

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY (cont'd)

BNP PARIBAS SHARES AND CONTINGENT VALUE RIGHTS CERTIFICATES HELD BY THE GROUP

Pursuant to the fifth resolutions of the Shareholders' Meetings of 23 May 2000 and 15 May 2001, BNP Paribas was authorised to buy back shares representing a maximum of 10% of its share capital in order to stabilise the share price, or to award or sell the shares to employees under the statutory profit-sharing scheme or company savings plans, or to cancel the shares acquired, or to sell, exchange or otherwise dispose of them or for financial or asset/liability management purposes.

The 7,053,612 BNP SA shares held by Paribas SA at the time of the merger between the two banks were cancelled, resulting in a reduction of capital.

At 30 June 2002, the BNP Paribas Group held 22,020,919 BNP Paribas shares representing an amount of EUR 1,038 million, including 16,217,611 shares representing EUR 713 million, deducted from shareholders' equity.

In the six months to June 30, 2002, BNP Paribas bought back on the market 63,710,683 contingent value rights certificates at an average price of EUR 5.86. These contingent value rights certificates were subsequently cancelled and deducted from shareholders' equity. As the benchmark BNP Paribas share price equal to the weighted average of the closing prices of BNP Paribas shares on the Paris Bourse during the 20 trading days preceding 1 July 2002 was higher than EUR 50, no payment will be made to holders of contingent value rights certificates at 1 July 2002.

In millions of euros	Other participating interests		Trading account securities (note 5)		Securities available for sale		TOTAL	
	number of securities	book value	number of securities	book value	number of securities	book value	number of securities	book value
Shares held by:								
- BNP SA	13,605	1			45,000	4	58,605	5
- Paribas SA	7,053,612	599					7,053,612	599
- Paribas SA subsidiaries	1,478,450	126					1,478,450	126
- BNP SA subsidiaries			156,471	63			156,471	63
Shares held at 31 December 1999	**8,545,667**	**726**	**156,471**	**63**	**45,000**	**4**	**8,747,138**	**793**
Cancellation of shares held by Paribas SA	(7,053,612)	(600)					(7,053,612)	(600)
Shares acquired pursuant to shareholder authorisations	15,668,408	1,393					15,668,408	1,393
Other movements	(987)	-	*2,894,799*	200	(45 000)	(4)	2,848,812	196
Shares held at 31 December 2000	**17,159,476**	**1,519**	**3,051,270**	**23**	**-**	**-**	**20,210,746**	**1,782**
Cancellation of shares held by Paribas SA	(9,000,000)	(788)					(9,000,000)	(788)
Other movements	648,699	43	(2,975,820)	(256)			(2,327,121)	(213)
Shares held at 31 December 2001	**8,808,175**	**774**	**75,450**	**7**			**8,883,625**	**781**
Two-for-one share split	8,808,175		75,450				8,883,625	-
Other movements	(1,398,739)	(61)	5,652,408	318			4,253,669	257
Shares held at 30 June 2002	**16,217,611**	**713**	**5,803,308**	**325**			**22,020,919**	**1,038**

NOTE 23 - OFF BALANCE SHEET COMMITMENTS

In millions of euros	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2001
FINANCING COMMITMENTS GIVEN AND RECEIVED			
Financing commitments given:			
To credit institutions	25,046	9,177	19,451
On behalf of customers:			
– Confirmed letters of credit			
• documentary credits	6,534	6,911	9,807
• other confirmed letters of credit	56,059	53,878	46,325
– Other commitments given on behalf of customers	58,433	62,963	71,772
	121,026	**123,752**	**127,904**
Total financing commitments given	**146,072**	**132,929**	**147,355**
Roll-over (standby) commitments received			
From credit institutions	31,917	13,530	35,802
On behalf of customers:	3,825	8,825	11,461
Total financing commitments received	**35,742**	**22,355**	**47,263**
GUARANTEES AND ENDORSEMENTS GIVEN AND RECEIVED			
Guarantees and endorsements given:			
To credit institutions			
– Confirmed documentary credits	1,203	997	1,093
– other	4,501	6,585	18,912
	5,704	**7,582**	**20,005**
On behalf of customers:			
– Guarantees and endorsements:			
• real estate guarantees	1,261	1,314	1,466
• administrative and tax guarantees	7,319	6,841	6,630
• other	4,031	5,016	8,689
– Other guarantees given on behalf of customers	49,812	59,190	40,679
	62,423	**72,361**	**57,464**
Total guarantees and endorsements given	**68,127**	**79,943**	**77,469**
Guarantees and endorsements received:			
From credit institutions	17,737	16,767	20,099
On behalf of customers:			
– Guarantees received from government administrations	1,955	5,687	7,224
– Guarantees received from financial institutions	45	1,020	332
– Other guarantees received	21,110	18,802	18,876
Total guarantees and endorsements received from customers	**23,110**	**25,509**	**26,432**
Total guarantees and endorsements received	**40,847**	**42,276**	**46,531**
COMMITMENTS GIVEN AND RECEIVED ON SECURITIES			
Securities to be received	27,525	10,909	23,591
Securities sold under repurchase agreements to be received (a)	168	181	213
Total securities to be received	**27,693**	**11,090**	**23,804**
Total securities to be delivered	**27,119**	**9,216**	**26,386**

(a) Receipt of these securities is contingent upon exercise of the repurchase option.

NOTE 24 – FORWARD AND OPTIONS CONTRACTS

The following transactions were entered into on various markets as specific or general hedges of assets and liabilities or for position management purposes.

In millions of euros	As at 30 June 2002 Hedging transactions	As at 30 June 2002 Position management	As at 30 June 2002 Total	As at 31 December 2001 Hedging transactions	As at 31 December 2001 Position management	As at 31 December 2001 Total
Forward contracts	**963,846**	**9,866,270**	**10,830,116**	**746,474**	**8,283,283**	**9,029,757**
On organised exchanges	672,332	3,715,865	4,388,197	286,992	3,060,887	3,347,879
- Interest rate contracts	661,802	3,680,295	4,342,097	255,969	2,352,211	2,608,180
- Foreign exchange contracts	8,940	17,543	26,483	29,200	541,583	570,783
- Financial assets contracts	1,590	18,027	19,617	1,823	167,093	168,916
Over-the-counter	291,514	6,150,405	6,441,919	459,482	5,222,396	5,681,878
- Forward rate agreements (FRAs)	4,817	461,196	466,013	4,959	151,303	156,262
- Interest rate swaps	94,918	4,781,374	4,876,292	129,624	4,625,525	4,755,149
- Currency swaps	88,399	165,784	254,183	167,857	344,322	512,179
- Forward currency swaps	99,889	39,390	139,279	151,968	68,720	220,688
- Other forward contracts	3,491	702,661	706,152	5,074	32,526	37,600
Options	**346,771**	**2,006,776**	**2,353,547**	**53,777**	**1,838,428**	**1,892,205**
On organised exchanges	299,644	497,868	797,512	10,854	543,712	554,566
Interest rate options	1,745	121,814	123,559	519	48,011	48,530
- purchased	1,299	66,123	67,422	432	34,442	34,874
- sold	446	55,691	56,137	87	13,569	13,656
Currency options		2,554	2,554		1,039	1,039
- purchased		857	857		687	687
- sold		1,697	1,697		352	352
Other options	297,899	373,500	671,399	10,335	494,662	504,997
- purchased	144,582	241,469	386,051	8,600	180,120	188,720
- sold	153,317	132,031	285,348	1,735	314,542	316,277
Over-the-counter	47,127	1,508,908	1,556,035	42,923	1,294,716	1,337,639
Caps and floors	13,297	549,758	563,055	14,948	596,594	611,542
- purchased	9,143	280,135	289,278	10,019	331,740	341,759
- sold	4,154	269,623	273,777	4,929	264,854	269,783
Swaptions and options (interest rate, currency and others)	33,830	959,150	992,980	27,975	698,122	726,097
- purchased	18,734	477,793	496,527	11,103	339,866	350,969
- sold	15,096	481,357	496,453	16,872	358,256	375,128
Total forward and options contracts	**1,310,617**	**11,873,046**	**13,183,663**	**800,251**	**10,121,711**	**10,921,962**

The nominal amounts of the contracts shown above should be construed as indicators of the BNP Paribas Group's activity on the financial instruments markets and not as indicators of the market risks arising on these instruments.

NOTE 24 – FORWARD AND OPTIONS CONTRACTS (cont'd)

ASSESSMENT OF COUNTERPARTY RISKS

The BNP Paribas Group's exposure to counterparty risk arising on forward and options contracts is assessed according to European Union and international capital adequacy ratios applicable at 30 June 2002. Accordingly, it takes into account signed netting agreements, which are used to attenuate counterparty risk on derivatives.

The Bank primarily uses the portfolio approach, which enables it to close all positions in the case of default by the counterparty and mark them to market. All payments receivable from the counterparty are netted off against payments due to the counterparty, to arrive at the net close-out amount payable or receivable. The net close-out amount may be collateralised by requiring the counterparty to pledge cash, securities or deposits.

The Bank also uses bilateral payment flow netting to attenuate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing streams of payment orders in a given currency by a cumulative balance due to or from each party, representing a single sum in each currency remaining to the settled on a given day between the Bank and the counterparty. Net close-outs for each currency terminate in that single currency, and become amounts payable or receivable by the bank .

The transactions concerned are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the Association Française des Banques (AFB), or those of the International Swaps and Derivatives Association (ISDA) for international agreements. The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions involving the other participants within the organisation.

Credit risk on over-the-counter forward financial instruments

(in millions of euros)	30 June 2002				
	Gross replacement value	Net replacement value	Collateral	Net value after collateral	Weighted risk equivalent
Breakdown by type of counterparty					
Sovereign exposure	628	395	-	395	-
Risk exposure on banks in zone A (a)	87,743	11,728	4,631	7,097	6,493
Risk exposure on banks in zone B (a) and non-banking counterparties	14,318	7,808	344	7,464	7,376
Total	**102,689**	**19,931**	**4,975**	**14,956**	**13,869**

Breakdown by credit rating (Standard & Poor's)				
AAA – AA	9,122	3,012	6,110	5,823
A	1,179	521	658	535
BBB	5,642	1,109	4,533	4,198
BB or lower	1,232	322	910	949
Unlisted	2,756	11	2,745	2,364
Total	**19,931**	**4,975**	**14,956**	**13,869**

Breakdown by geographic area				
France	3,908	1,142	2,766	2,675
Europe (excluding France)	8,379	2,096	6,283	5,064
United States	4,347	1,357	2,990	4,085
Japan	635	63	572	512
Asia (excluding Japan)	539	164	375	339
Rest of the world	2,123	153	1,970	1,194
Total	**19,931**	**4,975**	**14,956**	**13,869**

(a) Zone A consists of the member states of the European Union (EU) and the Organisation for Economic Cooperation and Development (OECD) provided that they have not rescheduled any external sovereign debt within the previous five years, and countries that have negotiated special borrowing agreements with the International Monetary Fund (IMF) within the framework of the IMF's General Agreements to Borrow (GAB). Zone B consists of all other countries.

At 31 June 2002, the weighted risk equivalent of OTC forward and options contracts represented 0.19 % of the sum of the notional amounts, excluding written options (0.25 % at 31 December 2001).

NOTE 24 – FORWARD AND OPTIONS CONTRACTS (cont'd)

Forward and options contracts break down as follows by remaining term at 30 June 2002:

Notional amount by remaining term (in %)	Within 1 year	After 1 year but within 5 years	After five years	Total
Interest rate risk	37.4	29.1	18.3	84.8
Currency instruments and other contracts	9.4	4.6	1.2	15.2
Total	**46.8**	**33.7**	**19.5**	**100.0**

NOTE 25 - BNP PARIBAS GROUP EXPOSURE TO MARKET RISKS ON FINANCIAL INSTRUMENTS TRANSACTIONS AT 30 JUNE 2002

Since 31 March 2000, the BNP Paribas Group uses a single internal Value at Risk system to estimate the potential losses that could be incurred in the case of an unfavourable change in market conditions.

Potential losses are measured based on "Gross Earnings at Risk" (GEaR). GEaR takes into account a large number of variables which could affect the value of the portfolios, including interest rates, lending margins, exchange rates, the price of the various securities, their volatilities and the correlations between variables.

The system uses the latest simulation techniques and includes processing of non-linear (convex) positions, as well as the volatility risk generated by options. Daily movements in the different variables are simulated to estimate potential losses on market transactions under normal market conditions and assuming normal levels of liquidity.

The French regulatory authorities have approved this internal model, including the following methodologies:

- capture of the correlation between categories of risk factors (interest rate, currency, commodity and equity risks) in order to integrate the effects of diversifying inherent risks,
- capture of the specific interest rate risk arising from potential variations in lending margins, in order to actively and accurately measure risks associated with trading in credit risks.

Values at Risk, set out below, have been determined using the internal model. The model parameters have been set by the method recommended by the Basle Committee for the determination of estimated values at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). The main measurement parameters are as follows:

- change in the value of the portfolio over a holding period of 10 trading days;
- confidence level of 99% (i.e. over a 10-day holding period, potential losses should not exceed the corresponding GEaR in 99% of cases);
- historical data covering 260 days' trading.

For the period from 1 January to 30 June 2002, the total average Value at Risk amounted to EUR 138 million (with a minimum of EUR 90 million and a maximum of EUR 205 million), taking into account the EUR 83 million effect of netting different types of risk. These amounts break down as follows:

Value at Risk (10 days -99%): analysis by type of risk

In millions of euros	1 January – 30 June 2002			31 December 2001	30 June 2001
	Average	Minimum	Maximum		
Interest rate risk	140	81	203	112	90
Equity risk	59	23	107	30	48
Currency risk	19	6	36	25	4
Commodity risk	3	1	10	3	4
Netting effect	*(83)*			*(54)*	*(56)*
Total	**138**			**116**	**90**

NOTE 26 – PENSION AND POSTEMPLOYMENT BENEFIT OBLIGATIONS

- *Pension Benefits*

In France and in most of the countries where Group companies operate, pensions are financed by regular contributions to independent pension institutions that manage the payment of benefits.

Since 1 January 1994, pursuant to the new industry-wide agreement on pensions presented in note 1, the BNP Paribas Group has been making contributions to several nation-wide supplementary pension organisations in France.

The BNP and Paribas pension funds pay additional benefits relative to services rendered prior to 31 December 1993. The actuarial value of these pension obligations is computed based on the 1993 mortality table recommended by the French Insurance Code. The difference between the discount and inflation rates used since 31 December 1999 is roughly 3.0%, corresponding to the constant differential between long-term interest rates and inflation.

Funding for the ex-BNP employees' pension fund is provided by transfers from its existing reserves and reserves that will steadily become eligible for allocation (approximately EUR 105 million at 31 December 2001), and by the annual employers' contributions paid contractually by BNP in France, which are limited to 4% of payroll costs. In addition, a reserve for general banking risks was set up as a precautionary measure in 1993, to take account of the general demographic risk addressed by the industry-wide agreement concluded in September 1993 (see notes 1 and 22). At 31 December 2001, the pension fund for Paribas employees had reserves of EUR 287 million.

Paribas SA and BNP SA signed agreements in 1994 and 1997 respectively establishing funded pension systems. These systems provide for the payment to BNP SA and Paribas SA employees of additional benefits over and above those they receive from the nationwide organisations.

- *Seniority, Postemployment and Other Postretirement Benefits*

Employees of the various BNP Paribas Group companies are entitled to collective or contractual seniority and postemployment benefits such as retirement and seniority bonuses. In France, BNP Paribas is encouraging voluntary departures and early retirement among employees who meet certain eligibility criteria. Various companies in the BNP Paribas Group have also set up defined-benefit supplementary pension plans.

As a general rule, actuarial valuations of these obligations are made using a method that takes into account projected end-of-career salaries (projected unit credit method) in order to determine the aggregate charge corresponding to benefits remaining to be paid to early retirees, retirees (if applicable), as well as the vested benefits of active employees.

Assumptions concerning mortality, employee turnover, and future salaries, as well as discount rates (long-term market rates) and inflation, take into account economic conditions specific to each country or Group company. In France, the 1988-1990 mortality table adapted to the banking industry is used.

At 30 June 2002, the discount rate used for France and the estimated inflation rate are consistent with those used to assess the risks related to additional bank pension benefits.

BNP Paribas sets up a provision to cover the charges related to the voluntary departure or early retirement of employees, once the voluntary departure or early retirement plan concerned has been approved or submitted for collective approval.

These provisions amounted to EUR 1,300 million at 30 June 2002.

NOTE 27 – NET INTEREST INCOME

Expenses			Income				Net income (expense)		
6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001	In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
(7,094)	(11,318)	(19,783)	5,705	9,749	16,375	Interbank items (note 28)	(1,389)	(1,569)	(3,408)
(1,774)	(2,894)	(5,424)	5,777	7,171	13,883	Customer items (note 29)	4,003	4,277	8,459
(2,676)	(2,427)	(5,062)	3,342	3,124	6,496	Leasing transactions	666	697	1,434
(2,428)	(2,693)	(5,058)				Debt securities	(2,428)	(2,693)	(5,058)
			1,556	1,272	2,549	Bonds and other fixed-income instruments (note 30)	1,556	1,272	2,549
(13,972)	**(19,332)**	**(35,327)**	**16,380**	**21,316**	**39,303**	**Net interest income (expense)**	**2,408**	**1,984**	**3,976**

NOTE 28 – NET INTEREST INCOME (EXPENSE) ON INTERBANK ITEMS

Expenses			Income				Net income (expense)		
6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001	In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
(5,236)	(8,196)	(14,262)	3,966	6,556	10,756	Interest on interbank demand deposits, loans and borrowings	(1,270)	(1,640)	(3,506)
(1,858)	(3,122)	(5,521)	1,736	3,189	5,611	Interest on securities held or given under resale/repurchase agreements	(122)	67	90
			3	4	8	Interest on subordinated term loans	3	4	8
(7,094)	**(11,318)**	**(19,783)**	**5,705**	**9,749**	**16,375**	**Net interest income (expense) on interbank items**	**(1,389)**	**(1,569)**	**(3,408)**

NOTE 29 – NET INTEREST INCOME (EXPENSE) ON CUSTOMER ITEMS

Expenses			Income				Net income (expense)		
6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001	In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
(1,584)	(2,326)	(4,401)	5,623	6,722	13,062	Interest on customer loans and deposits	4,039	4,396	8,661
(190)	(568)	(1,023)	153	445	816	Interest on securities held or given under resale/repurchase agreements	(37)	(123)	(207)
			1	4	5	Interest on subordinated term loans	1	4	5
(1,774)	**(2,894)**	**(5,424)**	**5,777**	**7,171**	**13,883**	**Net interest income (expense) on customer items**	**4,003**	**4,277**	**8,459**

NOTE 30 – NET INCOME FROM SECURITIES PORTFOLIO

In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
Interest on bonds and other fixed-income instruments			
Securities available for sale	498	435	922
Debt securities held to maturity	461	580	1,097
From Codevi "industrial development" securities	104	103	209
From hedging of interest rate instruments and other	493	154	321
Total interest on bonds and other fixed income instruments:	**1,556**	**1,272**	**2,549**
Income on equities and other variable-income instruments:			
Securities available for sale	10	72	129
Equity securities held for long-term investment	79	42	189
Investments in non-consolidated undertakings and other participating interests	138	233	246
Total income on equities and other variable-income instruments	**227**	**347**	**564**
Net income from securities portfolio	**1,783**	**1,619**	**3,113**

NOTE 31 – NET COMMISSIONS

In millions of euros	Net		
	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
Commissions on interbank and money market transactions	92	160	230
Commissions on customer transactions	692	645	1 272
Commissions on securities transactions	(90)	(147)	(163)
Commissions on foreign exchange transactions	48	126	211
Commissions on securities commitments	81	96	118
Commissions on forward financial instruments	(63)	(55)	(66)
Commissions on securities managed or on deposit:			
Custody fees	105	124	213
Mutual fund management	468	527	990
Management of customer securities portfolios	130	79	221
Other commissions on securities managed or on deposit	21	25	36
Total commissions on securities managed or on deposit	724	755	1,460
Commissions on securities transactions carried out on behalf of customers:			
For purchases and sales of securities	187	242	422
For purchases and sales of mutual fund shares	82	87	175
Other commissions on securities transactions carried out on behalf of customers	99	92	228
Total commissions on securities transactions carried out on behalf of customers	368	421	825
Other commissions:			
Commissions on customer assistance and advisory services	223	201	413
Commissions on payment instruments	214	284	474
Commissions on other financial services	(528)	(486)	(980)
Expense recoveries	52	47	102
Commissions on miscellaneous revenues	166	136	351
Commissions on other banking transactions	74	78	137
Total other commissions	201	260	497
Total commissions on financial services	1,293	1,436	2,782
Net commissions	**2,053**	**2,261**	**4,384**

Total commissions represent 24.0% of net banking income in the first half of 2002 (25.5% in first-half 2001 and 25.1% for the full year 2001).

NOTE 32 – UNDERWRITING RESULT AND NET INVESTMENT INCOME OF INSURANCE COMPANIES

In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
Premium income	4,046	4,028	7,775
Net investment (expense) income	(417)	285	(569)
Claims expenses and changes in claims reserves	(2,849)	(3,642)	(5,896)
Other underwriting income and expenses, net	5	-	(2)
Underwriting result and net investment income of insurance companies[(a)].	**785**	**671**	**1,308**

Commissions paid to distribution channels and to companies or banks setting up group policies are not deducted from the underwriting result and net investment income of insurance companies. These commissions are included within commission expense in the consolidated profit and loss account, under "Commissions on other financial services" (note 31).

The above amounts are stated after eliminating intercompany income and expenses and net of reinsurance.

Changes in the value of admissible assets related to unit-linked policies are recognised under "Net investment (expense) income". These changes are offset by symmetrical adjustments to the allocations to mathematical reserves for unit-linked policies, which are presented under "Claims expenses and changes in claims reserves".

Gross premiums totalled EUR 4,178 million in the first half of 2002 (EUR 4,139 million in first-half 2001 and EUR 7,970 million for the full year 2001).

(a) The contribution of Group insurance companies to underwriting result and net investment income breaks down as follows, after elimination of intercompany income and expenses:

In millions of euros	6 months to 30 June 2002				6 months to 30 June 2001
	NATIOVIE	CARDIF	OTHER COMPANIES	TOTAL	TOTAL
Life underwriting result	95	(6)	9	98	104
Non-life underwriting result	1	16		17	14
Management fees addback	132	476	22	630	453
Financial reclassifications	24	39	1	64	70
Sub-total	252	525	32	809	641
Elimination of intercompany income and expenses	(38)	23	(9)	(24)	30
Net contribution to underwriting result and net investment income	214	548	23	785	671

NOTE 33 – SALARIES AND EMPLOYEE BENEFITS, INCLUDING PROFIT SHARING

In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
Salaries	**2,220**	**2,310**	**4,627**
Termination benefits and social security taxes:			
Retirement bonuses and retirement expenses	164	158	336
Social security taxes	516	528	1,009
Total termination benefits and social security taxes	**680**	**686**	**1,345**
Incentive plans and profit sharing:			
Incentive plans	35	49	104
Profit sharing	54	66	113
Total incentive plans and profit sharing	**89**	**115**	**217**
Payroll taxes	**135**	**162**	**278**
Total salaries and employee benefits, including profit sharing	**3,124**	**3,273**	**6,467**

NOTE 34 – STOCK OPTION PLANS

1) BNP PARIBAS UNEXPIRED STOCK OPTION PLANS

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted (1)	Starting date of the exercise period	Option expiry date	Exercise price (in euros) (1)	Number of options exercised or forfeited at 30 June 2002 (1)	Options outstanding at 30 June 2002 (1)
2001	13 May 1998	15 May 2001	932	6,069,000	15 May 2005	14 May 2011	49	46,000	6,023,000
2002	13 May 1998	31 May 2002	1 384	2,158,570	31 May 2006	30 May 2012	60		2,158,570

2) BNP UNEXPIRED STOCK OPTION PLANS

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Adjusted number of options granted (1)	Starting date of the exercise period	Option expiry date	Adjusted exercise price (in euros) (1)	Number of options exercised or forfeited at 30 June 2002 (1)	Options outstanding at 30 June 2002 (1)
1996	14 Dec. 1993	21 May 1996	140	2,062,000	22 May 1998	21 May 2003	14.87	1,544,500	517,500
1997	14 Dec. 1993	22 May 1997	64	476,000	23 May 2002	22 May 2007	18.45	164,740	311,260
1998	14 Dec. 1993	13 May 1998	259	2,074,000	14 May 2003	13 May 2008	37.28	93,000	1,981,000
1999	13 May 1998	3 May 1999	112	670,000	4 May 2004	3 May 2009	37.64	4,000	666,000
1999	13 May 1998	22 Dec. 1999	642	5,064,000	23 Dec. 2004	22 Dec. 2009	45.16	264,000	4,800,000
2000	13 May 1998	7 Apr. 2000	1,214	1,754,200	8 Apr. 2005	7 Apr. 2010	42.50	121,700	1,632,500

The BNP plans set up in December 1999 and April 2000 are open to employees of both Paribas and BNP.

(1) The number of options and exercise price have been adjusted to take into account the two-for-one share split carried out on 20 February 2002.

NOTE 34 – STOCK OPTION PLANS (cont'd)

3) PARIBAS UNEXPIRED STOCK OPTION PLANS

Plan year	Original company	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Adjusted number of options granted (1)	Starting date of exercise period (2)	Option expiry date	Adjusted exercise price (in euros) (1)	Adjusted number of options exercised or forfeited at 30 June 2002 (1)	Adjusted number of options outstanding at 30 June 2002 (1)
1994	Banque Paribas	19 May 1994	2 Dec. 1994	186	831,216	1 Apr. 1997	2 Dec. 2002	21.34	787,551	43,665
	CB	17 Mar. 1993	11 Oct. 1994	105	1,199,318	12 Oct. 1999	10 Oct. 2002	12.13	1,099,222	100,096
	Cardif	26 Apr. 1993	17 Nov. 1994	20	206,712	18 Nov. 1999	16 Nov. 2002	15.42	130,918	75,794
1995	CFP	27 May 1992	29 Mar. 1995	29	339,300	29 Mar. 1998	29 Mar. 2003	14.25	172,042	167,258
	CFP	27 May 1992	28 Dec. 1995	341	3,047,030	28 Dec. 1999	28 Dec. 2003	14.41	2,377,650	669,380
	CFP	27 May 1992	30 Oct. 1995	12	466,900	30 Oct. 1999	30 Oct. 2003	14.30	295,900	171,000
	CFP	27 May 1992	16 Nov. 1995	5	121,800	16 Nov. 1999	16 Nov. 2003	14.30	81,200	40,600
	CB	17 Mar. 1993	31 Oct. 1995	104	467,994	1 Nov. 2000	30 Oct. 2003	13.12	279,564	188,430
	Cardif	26 Apr. 1993	16 Nov. 1995	36	246,332	17 Nov. 2000	15 Nov. 2003	10.24	116,546	129,786
1996	CB	17 Mar. 1993	5 Nov. 1996	100	587,202	6 Nov. 2001	4 Nov. 2004	14.77	274,493	312,709
	Cardif	26 Apr. 1993	21 Nov. 1996	35	186,902	22 Nov. 2001	20 Nov. 2004	18.61	95,540	91,362
1997	CFP	27 May 1992	20 Jan. 1997	526	4,867,650	20 Jan. 2002	20 Jan. 2005	18.40	2,706,964	2,160,686
	CFP	27 May 1992	7 July 1997	4	72,500	7 July 2002	7 July 2005	20.71	49,300	23,200
	CB	26 Apr. 1997	30 Sep. 1997	149	578,638	1 Oct. 2002	29 Sep. 2005	20.97	11,210	567,428
	CFP	25 Apr. 1997	26 Dec. 1997	319	5,988,500	26 Dec. 2002	26 Dec. 2005	24.97	2,101,772	3,886,728
1998	PARIBAS	11 May 1998	17 Nov. 1998	975	6,820,220	17 Nov. 2003	17 Nov. 2006	21.71	2,816,526	4,003,694
1999	PARIBAS	24 Apr. 1997	4 May 1999	1	29,000	4 May 2004	4 May 2007	33.92		29,000
• FULLY-CONSOLIDATED SUBSIDIARIES OF PARIBAS										
1994	CETELEM	24 Mar. 1994	23 Nov. 1994	34	190,880	24 Nov. 1999	22 Nov. 2002	9.34	188,538	2,342
	UFB	18 Mar. 1993	19 Oct. 1994	44	226,051	20 Oct. 1999	18 Oct. 2002	11.45	217,592	8,459
1995	CETELEM	24 Mar. 1994	7 Nov. 1995	79	412,300	8 Nov. 2000	6 Nov. 2003	11.08	291,015	121,285
	UFB	18 Mar. 1993	18 Oct. 1995	32	132,059	19 Oct. 2000	17 Oct. 2003	12.07	111,766	20,293
1996	CETELEM	24 Mar. 1994	4 Nov. 1996	95	453,956	5 Nov. 2001	3 Nov. 2004	16.50	280,160	173,796
	UFB	18 Mar. 1993	16 Oct. 1996	37	188,924	17 Oct. 2001	15 Oct. 2004	14.60	57,594	131,330
1997	CETELEM	27 Mar. 1997	22 Sep. 1997	117	312,939	23 Sep. 2002	21 Sep. 2005	18.29	10,778	302,161

CB: Compagnie Bancaire **CFP:** Compagnie Financière Paribas

(1) Number of options and exercise price expressed in BNP Paribas shares:

- For Compagnie Bancaire, Compagnie Financière Paribas and Banque Paribas, based on the following conversion rates: 9 Paribas shares for 5 Compagnie Bancaire shares, 1 Paribas share for 1 Compagnie Financière Paribas share, 1 Paribas share for 1 Banque Paribas share, 29 BNP Paribas shares for 20 Paribas shares.
- For fully-consolidated subsidiaries of Paribas (Cetelem and UFB), the number of options and the exercise price are expressed in BNP Paribas shares calculated after the exchange: 1.791 Paribas shares for 1 Cetelem share, 1.62054 Paribas shares for 1 UFB share, 1.45 shares for 1 Paribas share.

(2) Exercise dates set at the time of grant. The BNP Paribas merger agreement stipulates that the options may not be exercised until the fifth anniversary of the date of grant, as required under French tax rules, whatever the original exercise dates.

NOTE 35 – GAINS (LOSSES) ON DISPOSALS OF LONG-TERM INVESTMENTS AND CHANGES IN PROVISIONS

In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
Debt securities held to maturity:			
Disposal gains	2	3	33
Disposal losses	-	-	-
Additions to provisions	-	(3)	(6)
Deductions from provisions	-	3	1
Net gains on disposals of debt securities held to maturity and changes in provisions	**2**	**3**	**28**
Equity securities held for long-term investment			
Disposal gains	710	691	1 142
Disposal losses	(36)	(50)	(75)
Additions to provisions	(33)	(147)	(230)
Deductions from provisions	68	40	90
Net gains on equity securities held for long-term investment and changes in provisions	**709**	**534**	**927**
Investments in non-consolidated undertakings and other participating interests			
Disposal gains	72	152	364
Disposal losses	(28)	(76)	(125)
Additions to provisions	(35)	(25)	(168)
Deductions from provisions	24	72	94
Net gains on disposals of investments in non-consolidated undertakings and other participating interests and changes in provisions	**33**	**123**	**165**
Operating Assets			
Disposal gains	7	12	21
Disposal losses	-	(1)	(16)
Net gains on disposals of operating assets	**7**	**11**	**5**
Total net gains on disposals of long-term investments and changes in provisions	**751**	**671**	**1,125**

Following the public tender offer for Paribas shares (see note 22), the BNP Paribas Group has consolidated the assets of the Paribas group in accordance with the provisions of section 215 of standard CRC 1999-07. This standard limits the contribution to Group income of gains from the disposal of Paribas non-operating assets, when such disposals are carried out within two years of the date at which the Group acquired control of the newly-consolidated companies. As from 1 January 2001, the standard stipulates that the contribution to Group income of gains from disposals of "Equity securities held for long-term investment" may not exceed the average annual net gains realised by the Paribas group on this portfolio over the two years prior to the merger, i.e. EUR 766 million.

Net gains from disposals of "Equity securities held for long-term investment" included in the portfolio of Paribas Affaires Industrielles at 30 September 1999 amounted to EUR 154 million in the fourth quarter of 2000 and EUR 519 million in the first nine months of 2001. The rise in the market value of these securities since the date of the merger accounted for EUR 100 million of these gains.

NOTE 36 – NON-RECURRING ITEMS

In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
Provisions for finance leases (note 11)	(25)		
Additions to provisions for non-recurring costs associated with the single European currency	(24)		(33)
Additions to provisions for restructuring and discontinued operations	(12)		(18)
Additions to provisions for employee benefits			(93)
Other non-recurring expenses, net	(10)	(5)	(21)
Net non-recurring items	**(71)**	**(5)**	**(165)**

Non-recurring items reflect the impact on the financial statements of events that do not relate to the ordinary activities of the BNP Paribas Group's various lines of business. If these items were included under other profit and loss account headings, the comparability of current-period operations with those of the reference periods would be impaired.

Provisions in an amount of EUR 12 million were recorded in the first half of 2002 to cover costs related to implementing the Group's previously announced strategy in Australia and India.

The BNP Paribas Group's latest estimate of the cost of adapting to the introduction of the single European currency and to the Year 2000, prepared at the end of 2001, is approximately EUR 500 million. These costs have been charged over the period 1996-2002. In application of the guidelines issued by the French accounting authorities, the BNP Paribas Group set up a provision at 31 December 1996, which was increased in subsequent years. This provision covers the non-capitalisable cost of outside assistance needed for BNP Paribas to deal with the changeover to the single European currency, representing a nonrecurring event. The provision covers the cost of adapting information systems and contributions to the cost of adapting interbank systems, euro-related corporate communication and customer relations programme costs and costs related to the introduction of euro-denominated coins and bank notes in 2002. These costs have been determined using the project costing methods generally applied by the BNP Paribas Group. By 31 December 2002 all of these costs will have been incurred.

In 2001, provisions for pensions and postretirement benefit obligations were increased by EUR 93 million based on the results of an actuarial valuation of pension funds covering pension and postretirement benefit obligations towards employees outside France.

NOTE 37 – SEGMENT INFORMATION

- Income by Business Segment, Based on Allocated Capital

Income by business segment based on allocated capital is determined by attributing to the various businesses the capital allocated to them based on the risks incurred. Capital allocations are made by applying a series of criteria based mainly on the capital required to cover risk-weighted assets, as determined according to capital-adequacy rules.

In millions of euros	Net banking income		Gross Operating Income		Operating income		Income before tax and minority interests	
	6 months to 30 June 2002	6 months to 30 June 2001	6 months to 30 June 2002	6 months to 30 June 2001	6 months to 30 June 2002	6 months to 30 June 2001	6 months to 30 June 2002	6 months to 30 June 2001
Retail Banking in France	2,291	2,195	711	655	612	591	608	588
International Retail Banking	1,162	929	502	413	442	329	336	307
Specialised Financial Services	1,280	1,176	481	425	320	282	294	278
Corporate and Investment Banking	2,643	3,158	1,012	1,310	731	1,106	750	1,118
Private Banking and Asset Management, Securities Services and Insurance	1,158	1,182	445	516	447	464	439	480
BNP-Paribas Capital	10	152	(13)	116	(15)	116	487	429
Other business units	6	59	(50)	(22)	(77)	(7)	121	483
TOTAL	**8,550**	**8,851**	**3,088**	**3,413**	**2,460**	**2,881**	**3,035**	**3,683**
France	4,581	5,004	1,530	1,813	1,187	1,640	1,809	2,402
Other European Economic Area countries	1,647	1,670	537	663	371	555	465	661
America and Asia	2,054	1,820	906	771	803	536	652	496
Other countries	268	357	115	166	99	150	109	124

- Group Activity by Geographic Area

In millions of euros	Interbank and money market items		Customer items		Total	
	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2002	As at 31 Dec. 2001	As at 30 June 2002	As at 31 Dec. 2001
Assets						
France	53,113	60,678	118,537	124,270	171,650	184,948
Other European Economic Area countries	77,450	84,102	46,124	53,747	123,574	137,849
America and Asia	114,902	122,960	54,143	49,626	169,045	172,586
Other countries	3,739	3,834	6,856	7,264	10,595	11,098
Total assets (notes 3 and 4)	**249,204**	**271,574**	**225,660**	**234,907**	**474,864**	**506,481**
Liabilities						
France	50,358	66,960	79,779	88,801	130,137	155,761
Other European Economic Area countries	68,238	65,120	60,656	74,443	128,894	139,563
America and Asia	76,577	84,850	46,616	45,456	123,193	130,306
Other countries	3,533	3,366	6,971	7,396	10,504	10,762
Total liabilities (notes 14 and 15)	**198,706**	**220,296**	**194,022**	**216,096**	**392,728**	**436,392**

NOTE 38 – CORPORATE INCOME TAX

In millions of euros	6 months to 30 June 2002	6 months to 30 June 2001	12 months to 31 Dec. 2001
Current taxes for the period	710	902	1,621
Deferred taxes for the period	128	182	196
Income tax expense	**838**	**1,084**	**1,817**
– on recurring items	869	1,085	1,847
– on non-recurring items	(31)	(1)	(30)

In accordance with international accounting standards, the Group recognises deferred tax assets based on the probability of recovery regardless of whether or not they are offset by deferred tax liabilities. Tax savings realised by the Group in the first half of 2002 from the recognition of tax loss carryforwards or the deduction of expenses accounted for in prior years totalled EUR 15 million (EUR 209 million at 31 December 2001). Unrecognised deferred tax assets at 30 June 2002 amounted to EUR 293 million (EUR 334 million at 31 December 2001).

Deferred taxes break down as follows:

In millions of euros	As at 30 June 2002			As at 31 Dec. 2001	As at 30 June 2001
	Companies included in the tax group (note 2)	Other companies	Total	Total	Total
Deferred tax assets (1)	900	811	1,711	1,758	837
Deferred tax liabilities	1,245	1,219	2,464	2,460	1,696
Net deferred tax liabilities	**345**	**408**	**753**	**702**	**859**

(1) Deferred tax assets include tax loss carryforwards of EUR 97 million at 30 June 2002 (EUR 100 million for the full year 2001 and EUR 37 million at 30 June 2001).

The deferred tax liability on the capital gain realised on BNP's transfer to its subsidiary Compagnie Immobilière de France of buildings and rights to real estate leasing contracts amounted to EUR 196 million at 30 June 2002.

NOTE 39 – BNP PARIBAS MERGER-RELATED RESTRUCTURING COSTS

In connection with the merger of BNP and Paribas, on 30 September 1999 – the date on which the Paribas Group was first consolidated – provisions and asset write-downs were recorded in connection with the restructuring of the two groups, for a total amount of EUR 989 million net of tax.

The following table presents an analysis of merger-related restructuring costs incurred since 1 October 1999.

In millions of euros	Restructuring provision	Amortisation of goodwill	Tax effect	Total restructuring charge, net of tax
Fourth quarter 1999	(59)	(183)	33	(209)
2000	(330)		101	(229)
2001	(501)		163	(338)
First-half 2002	(55)		19	(36)

NOTE 40 - NUMBER OF EMPLOYEES AT PERIOD-END

The number of employees of the BNP Paribas Group (fully and proportionately consolidated companies) breaks down as follows:

	As at 30 June 2002	**As at 30 June 2001**	**As at 31 Dec. 2001**
BNP Paribas mainland France	37,459	36,754	37,545
Including executives	*13,844*	*11,875*	*12,648*
Subsidiaries in continental France	14,145	12,796	13,051
Total mainland France	51,604	49,550	50,596
Total outside mainland France	37,086	33,131	34,598
Total BNP Paribas Group	**88,690**	**82,681**	**85,194**
BNP Paribas SA	46,065	45,488	45,870
Subsidiaries	42,625	37,193	39,324

BNP PARIBAS

Paris, 1 August 2002

BNP PARIBAS GROUP

2nd QUARTER 2002 RESULTS :

GOOD RESILIENCE
IN A QUARTER AFFECTED BY THE FINANCIAL MARKET CRISIS

NET INCOME, GROUP SHARE, OF 1,007 MILLION EUROS (- 13%)

A RETURN ON EQUITY AFTER TAX OF 16.1%
FOR THE FIRST HALF OF THE YEAR

- **In a context marked by a deep crisis in the equity as well as corporate debt markets, the Group posted in the second quarter 4,129 million euros in NBI, down 5.5% compared to the second quarter 2001.**

- **Operating expenses and depreciation rose only 0.7% to 2,708 million euros (+0.1% at constant scope and exchange rates) and gross operating income fell 15.6% to 1,421 million euros (- 16.1% at constant scope and exchange rates).**

- **A moderate increase in provisions (+20 million euros) and an also moderately higher contribution from non-operating items (+37 million euros) helped limit the fall in the net income, group share, to 13% (1,007 million euros).**

- **The performance of Corporate and Investment Banking and Asset Management and Services, affected by the crisis, nevertheless shows that they are competitive businesses, with interim cost/income ratios of 61.7% and 61.6% respectively.**

- **Retail Banking's business operations continue to grow and its performance significantly enhanced.**

The Board of Directors of BNP Paribas examined the Group's results for the second quarter of the year as well as the interim accounts.

The second quarter 2002 saw a considerable deterioration of the banking and financial services industry world-wide. Equity markets fell sharply in June, in particular in the second half of the month. This trend, in connection with uncertainties about the reliability of a number of large corporations' financial statements, left investors distrustful of corporate debt instruments and therefore led to a plunge in their values. Customer activity in capital markets further contracted, in particular at the end of the period.

Given this situation, BNP Paribas Group's net banking income was down 5.5% in the second quarter 2002, compared to the second quarter 2001, at 4,129 million euros (-6.2% at constant scope and exchange rates). This decline is due to the crisis in the markets, which has negative repercussions on trading revenues (-27.9% at 481 million euros) and fees (-2.1% at 1,586 million euros).

The trend in operating expenses and depreciation shifted as a function of this situation: they rose only 0.7% to 2,708 million euros, a level that is virtually stable (+0.1% at constant scope and exchange rates).

Gross operating income totalled 1,421 million euros, down 15.6% compared to the second quarter 2001 (-16.1% at constant scope and exchange rates).

Provisions were up 6.5% at 328 million euros (+7.6% at constant scope and exchange rates), compared to the second quarter 2001. Non-operating items were up 9.3% at 434 million euros, and net income, group share, came to 1,007 million euros (-13.0% compared to the second quarter 2001, or -10.0% at constant scope and exchange rates).

For the whole first six months of the year, cost/income ratio was 63.9 %, a testimony to BNP Paribas' strong resilience in a difficult environment. The Group's after-tax return on equity reached 16.1 % for the first half of 2002.

◆

◆ ◆

RESULTS OF THE CORE BUSINESSES

1. Retail Banking

In the second quarter 2002, net banking income of the Retail Banking business rose 11.9% compared to the second quarter 2001, to 2,420 million euros. Gross operating income, at 855 million euros, rose over 15.4% higher than in the second quarter 2001. This sustained growth is driven by the acquisition of the United California Bank and steady organic growth in all the Retail Banking business lines.

French Retail Banking

In the domestic network in France[1], net banking income rose 2.9% to 1,162 million euros, despite a drop in fees (-0.8%) due to a decline in securities transactions, custody revenues and foreign exchange commissions. Net interest revenues continue their strong growth (+5.8%), driven by an improved deposit structure.

Operating expenses and depreciation rose 2.8%, and gross operating income rose 3.2% to 353 million euros. Compared to the fairly low level in the second quarter 2001, provisions edged up 12.8% to 53 million euros. After sharing the income of Private Banking in France with the Asset Management and Services core business, French Retail Banking posted pre-tax quarterly income of 275 million euros, up 2.6%.

On average, for the first six months of 2002, the cost/income ratio further improved, down to 68.3% from 69.0% in the first half of 2001. Pre-tax return on allocated equity, 25%, was up 2 points compared to the first half of 2001.

This improvement was due in particular to the decline in the business's weighted assets, as a result of the stringent control of the outstanding corporate loans, while loans to individuals rose 6.5% with in particular an 8.0% rise in outstanding mortgages compared to the first half of 2001.

Retail Financial Services

The business continued to have strong growth in countries outside France: as at 30 June 2002, outstanding loans under management were up a total of 7.9% year-on-year, but 24.6% abroad.

Driven by this dynamic, the business's net banking income totalled 652 million euros (+7.2% compared to the second quarter 2001), and its gross operating income was 240 million euros (+8.1%). At constant scope and exchange rates, net banking income rose 9.5% and gross operating income 15.2%.

Provisions were stable, due in particular to preventive measures undertaken at Cetelem in 2001 in the loan application selection process in France. For the entire business, provisions totalled 73 million euros (-2.7%). Pre-tax income, at 153 million euros, rose 2.7% compared to the second quarter 2001, +16.4% at constant scope and exchange rates.

Over the whole first half of the year, the cost/income ratio improved, declining from 63.9% to 62.4%. The sharp rise in average outstandings resulted in higher allocated equity (+13.9%), which weighed in on the pre-tax return on equity ratio, down at 21% from 22% in the first half 2001.

During the quarter, BNP Paribas Lease Group signed a new long-term partnership agreement with Case New Holland to finance farm and civil engineering equipment throughout Western Europe. CortalConsors, Europe's leading brokerage firm specialising in consumer savings and

[1] Including 100% of Private Banking in France.

investment solutions, is in the process of being formed. After the first tender offer, BNP Paribas has a 91.55% stake in Consors AG and made a new bid for the remaining equity interest, in accordance with stock market regulations.

International Retail Banking

With the consolidation of the United California Bank, International Retail Banking's net banking income for the quarter rose 37.6% to 644 million euros and its gross operating income 39.4% to 283 million euros. At constant scope and exchange rates, the business enjoyed vigorous organic growth, with net banking income up 6.7% and gross operating income 7.7% higher. Provisions (35 million euros) were reduced by 14.6%, benefiting from an improved West Coast economy in the United States. Even after amortisation of goodwill in connection with the recent acquisitions, pre-tax income jumped 13.5% to 177 million euros.

Over the whole first half of the year, International Retail Banking maintained a very good cost/income ratio (56.8% compared to 55.5% in the first half 2001). In line with forecasts, pre-tax return on allocated equity remained high 33%, or 41% before amortisation of goodwill (41% in the first half 2001).

The Bank of the West-UCB merger process is moving ahead on schedule, and business remains brisk. In emerging markets and overseas, the Group continues to streamline its organisation and improve its IT and sales and marketing tools.

2. Asset Management and Services.

The crisis in the markets has weighed heavily on this core business's revenues. In each of its business lines, a large part of the fees are expressed in proportion to the value of assets and, therefore, automatically decline when this value recedes. Furthermore, private banking was affected by the fact that individual investors substantially cut the number of their transactions.

The Insurance business had to set aside provisions on its equity portfolio, which accounting-wise affected the Group's net banking income.

In total, Asset Management and Services' quarterly net banking income fell 7.0% compared to the second quarter 2001, which is a high benchmark.

In the Private Banking and Asset Management business line, operating expenses and depreciation in the second quarter 2002 were stable at the first quarter level. But the business experienced the knock-on effect of the increased expenses due to business expansion efforts in 2001, in particular in the Insurance and Securities Services businesses, as well as the expanded consolidation scope as of 1st January 2002. In total, operating expenses and depreciation rose 9.8% compared to the second quarter 2001. Cost-adjustment programmes are being implemented.

Gross operating income, at 202 million euros, thus fell 26.8% and pre-tax income, at 191 million euros, 24.5% compared to the second quarter 2001, the record level of which had been

highlighted at the time. Over the whole first half of the year, the cost/income ratio was 61.6%, a level that remains very competitive for such business activities.

During the first half of the year, new fund inflow was positive with 7.3 billion euros in new money, in line with targets, but total assets under the Group's management fell to 263 billion euros due to a decline in values. The margin on assets under management remained at its 2001 level (64 basis points). The Insurance business continued to expand sales, in particular abroad where death and disability and borrowers' insurance premiums soared 59%. The Securities Services business was again named "best custodian in Europe" (by Global Investor).

BNP Paribas Capital

Despite the marked decline in equity markets, BNP Paribas Capital largely maintained the value of its portfolio during the first half of the year while divesting a net amount of 0.9 billion euros, in accordance with the Group's strategy.

The portfolio's estimated value, taking these divestments into account, fell from 6.6 billion euros to 5.8 billion euros and unrealised capital gains from 2.6 billion euros to 2.1 billion euros (after realising 517 million euros in capital gains on the portfolio as at 31 December 2001).

BNP Paribas Capital's pre-tax income thus came to 392 million euros for the second quarter (342 million euros in the second quarter 2001).

The final closing of the new private equity fund, PAI Europe III, brought in 1,816 million euros in total commitments received, way over the target of 1,250 million euros, despite a difficult market environment.

3. Corporate and Investment Banking.

Corporate and Investment Banking's businesses were hurt most by the market crisis. Its net banking income for the second quarter dropped 24.2% compared to 2001, to 1,109 million euros.

Revenues from Advisory and Capital Market operations (584 million euros) were down 32.6% compared to the second quarter 2001. This drop affected both fixed income and equity businesses, as the declines in market values observed in june had a negative impact on the marked-to-market value of securities held in inventory. In addition, customer related transactions flows for equity derivatives decreased continuously during the quarter.

Revenues from financing operations were also down, although to a lesser extent, compared to the second quarter 2001. Specialised Financing (-11.7%) was hit by both the effects of the drop in the dollar, especially at the end of the quarter, and drastically reduced business in the media and telecommunications industry. Commercial Banking continued to reduce its weighted assets (-11.7%), with the corresponding impact on its revenues (-12.3%).

In this very unfavourable setting, the business adjusted its operating expenses and depreciation. In addition to the natural flexibility of variable compensations, there was a freeze on hiring in market related positions and the equities business expansion plan was postponed. The reorganisation of the international organisation is continuing. In total, Corporate and Investment Banking's operating expenses and depreciation fell 17.4% compared to the second quarter 2001, to 744 million euros.

Gross operating income for the quarter thus came to 365 million euros (-35.1% compared to the second quarter 2001). Provisions (134 million euros) rose sharply (+22.9%) due in particular to a number of specific situations in the United States. At 252 million euros, pre-tax income was down 44.4%.

Over the whole first half of the year, the cost/income ratio, at 61.7%, testifies to the competitiveness of the business, even in such adverse market conditions. Pre-tax return on allocated equity was 18%. The Group continues to consolidate its competitive position in the businesses, as reflected by its rankings.

◆

◆ ◆

Commenting on these results, Michel Pébereau, BNP Paribas' Chairman and CEO said, *"As I feared when I commented on our 2001 results this past March, the first half of the year 2002 was marked by an unfavourable and unpredictable economic and stock market environment. Our Group suffered the consequences of this, especially in June. Erratic and sharp swings in the stock markets in July give no reason to anticipate a change in the situation for months to come.*

In an environment that weights on revenues and provisions for banking and financial services business world-wide, the employees of BNP Paribas will continue to strive to control expenses and to manage risks so as to maintain the Group's level of competitiveness. In this way, the Group will be in a position to capitalise on its revenue growth potential when the economy and the markets turn round."

CONTENT

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In Euro million	2Q02	2Q01	2Q02/ 2Q01	1Q02	2Q02/ 1Q02	1H02	1H01	1H02/ 1H01
Net Banking Income (1)	**4,129**	**4,371**	**-5.5%**	**4,421**	**-6.6%**	**8,550**	**8,851**	**-3.4%**
Operating Expenses and Dep.	-2,708	-2,688	+0.7%	-2,754	-1.7%	-5,462	-5,438	+0.4%
Gross Operating Income	**1,421**	**1,683**	**-15.6%**	**1,667**	**-14.8%**	**3,088**	**3,413**	**-9.5%**
Provisions	-328	-308	+6.5%	-300	+9.3%	-628	-532	+18.0%
Operating Income	**1,093**	**1,375**	**-20.5%**	**1,367**	**-20.0%**	**2,460**	**2,881**	**-14.6%**
Associated Companies	33	70	-52.9%	26	+26.9%	59	215	-72.6%
Capital Gains of Private Equity	392	269	+45.7%	125	+213.6%	517	331	+56.2%
Capital Gains on Equity Portfolio	159	75	+112.0%	75	+112.0%	234	340	-31.2%
Goodwill	-82	-46	+78.3%	-84	-2.4%	-166	-100	+66.0%
Extraordinary Items	-68	29	n.s.	-1	n.s.	-69	16	n.s.
Non Operating items	**434**	**397**	**+9.3%**	**141**	**n.s.**	**575**	**802**	**-28.3%**
Pre-Tax Income	**1,527**	**1,772**	**-13.8%**	**1,508**	**+1.3%**	**3,035**	**3,683**	**-17.6%**
Tax Expense	-434	-504	-13.9%	-404	+7.4%	-838	-1,084	-22.7%
Minority Interests	-86	-111	-22.5%	-85	+1.2%	-171	-190	-10.0%
Net Income, Group Share	**1,007**	**1,157**	**-13.0%**	**1,019**	**-1.2%**	**2,026**	**2,409**	**-15.9%**
Cost / Income	**65.6%**	**61.5%**	+4.1 pt	**62.3%**	+3.3 pt	**63.9%**	**61.4%**	+2.5 pt
ROE after Tax						**16.1%**	**21.4%**	-5.3 pt
(1)- Including Commission income (a)	1,586	1,620	-2.1%	1,632	-2.8%	3,218	3,329	-3.3%
- Including Net of interest Income (b)	1,299	1,117	+16.3%	1,336	-2.8%	2,635	2,331	+13.0%
- Including Gains on Financial Transaction (b)	1,244	1,634	-23.9%	1,453	-14.4%	2,697	3,191	-15.5%

(a) Revenues from the insurance business, other net banking operating income and the net incomes of the other businesses are included in the "fee income" line item. Trading revenues, as defined economically, are given in C&IB results.

(b)Trading portfolio carry costs are included in the "net of interest income" line item.

Variations at constant scope and exchange rates 2Q02/2Q01 :

Net Banking Income :	- 6.2%
Operating Expenses and dep. :	+0.1%
Gross Operating Income :	-16.1%
Net Income, Group Share	-10.0%

- In the crisis facing the markets, a decline in Net Banking Income limited to 5.5% in the 2nd quarter 2002 compared to the same period of last year and a Net Income Group Share of 1,007 million euros (-13.0%)
- 1st half 2002 Cost / Income ratio: 63.9%
- 1st half 2002 Return on Equity after Tax: 16.1%

2ND QUARTER 2002 CORE BUSINESS RESULTS

In Euro million	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**2,420**	**562**	**24**	**1,109**	**14**	**4,129**
Change/2Q01	+11.9%	-7.0%	n.s.	-24.2%	n.s.	-5.5%
Change/1Q02	+4.6%	-5.7%	n.s.	-27.7%	n.s.	-6.6%
Operating Expenses and Dep	-1,565	-360	-11	-744	-28	-2,708
Change/2Q01	+10.1%	+9.8%	n.s.	-17.4%	n.s.	+0.7%
Change/1Q02	+6.2%	+2.0%	n.s.	-16.1%	n.s.	-1.7%
Gross Operating Income	**855**	**202**	**13**	**365**	**-14**	**1,421**
Change/2Q01	+15.4%	-26.8%	n.s.	-35.1%	n.s.	-15.6%
Change/1Q02	+1.9%	-16.9%	n.s.	-43.6%	n.s.	-14.8%
Provisions	-161	-3	-2	-134	-28	-328
Change/2Q01	-1.2%	-91.9%	n.s.	+22.9%	n.s.	+6.5%
Change/1Q02	+1.3%	n.s.	n.s.	-8.8%	n.s.	+9.3%
Operating Income	**694**	**199**	**11**	**231**	**-42**	**1,093**
Change/2Q01	+20.1%	-16.7%	n.s.	-49.0%	n.s.	-20.5%
Change/1Q02	+2.1%	-19.8%	n.s.	-53.8%	n.s.	-20.0%
Associated Companies	26	0	1	1	5	33
Capital Gains	0	-3	392	10	152	551
Goodwill	-71	-5	-5	-6	5	-82
Other items	-44	0	-7	16	-33	-68
Pre-Tax Income	**605**	**191**	**392**	**252**	**87**	**1,527**
Change/2Q01	+5.6%	-24.5%	+14.6%	-44.4%	n.s.	-13.8%
Change/1Q02	-4.4%	-23.0%	+312.6%	-49.4%	n.s.	+1.3%

In Euro million	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**2,420**	**562**	**24**	**1,109**	**14**	**4,129**
2Q01	2,162	604	93	1,463	49	4,371
1Q02	2,313	596	-14	1,534	-8	4,421
Operating Expenses and Dep	-1,565	-360	-11	-744	-28	-2,708
2Q01	-1,421	-328	-19	-901	-19	-2,688
1Q02	-1,474	-353	-12	-887	-28	-2,754
Gross Operating Income	**855**	**202**	**13**	**365**	**-14**	**1,421**
2Q01	741	276	74	562	30	1,683
1Q02	839	243	-26	647	-36	1,667
Provisions	-161	-3	-2	-134	-28	-328
2Q01	-163	-37	0	-109	1	-308
1Q02	-159	5	0	-147	1	-300
Operating Income	**694**	**199**	**11**	**231**	**-42**	**1,093**
2Q01	578	239	74	453	31	1,375
1Q02	680	248	-26	500	-35	1,367
Associated Companies	26	0	1	1	5	33
2Q01	15	7	6	0	42	70
1Q02	19	7	-1	-1	2	26
Capital Gains	0	-3	392	10	152	551
2Q01	1	2	269	-3	75	344
1Q02	-7	0	125	-1	83	200
Goodwill	-71	-5	-5	-6	5	-82
2Q01	-29	-8	-6	-1	-2	-46
1Q02	-57	-5	-5	-3	-14	-84
Other items	-44	0	-7	16	-33	-68
2Q01	8	13	-1	4	5	29
1Q02	-2	-2	2	3	-2	-1
Pre-Tax Income	**605**	**191**	**392**	**252**	**87**	**1,527**
2Q01	573	253	342	453	151	1,772
1Q02	633	248	95	498	34	1,508
Minority Interests	**-23**	**0**	**-1**	**-2**	**-60**	**-86**
Tax Expense						-434
Net Income, Group Share						**1,007**

1ST HALF 2002 CORE BUSINESS RESULTS

In Euro million	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**4,733**	**1,158**	**10**	**2,643**	**6**	**8,550**
1H01	4,300	1,182	152	3,158	59	8,851
Change/1H01	+10.1%	-2.0%	n.s.	-16.3%	n.s.	-3.4%
Operating Expenses and Dep.	-3,039	-713	-23	-1,631	-56	-5,462
1H01	-2,807	-666	-36	-1,848	-81	-5,438
Change/1H01	+8.3%	+7.1%	n.s.	-11.7%	n.s.	+0.4%
Gross Operating Income	**1,694**	**445**	**-13**	**1,012**	**-50**	**3,088**
1H01	1,493	516	116	1,310	-22	3,413
Change/1H01	+13.5%	-13.8%	n.s.	-22.7%	n.s.	-9.5%
Provisions	-320	2	-2	-281	-27	-628
1H01	-291	-52	0	-204	15	-532
Change/1H01	+10.0%	n.s.	n.s.	+37.7%	n.s.	+18.0%
Operating Income	**1,374**	**447**	**-15**	**731**	**-77**	**2,460**
1H01	1,202	464	116	1,106	-7	2,881
Change/1H01	+14.3%	-3.7%	n.s.	-33.9%	n.s.	-14.6%
Associated Companies	45	7	0	0	7	59
Capital Gains	-7	-3	517	9	235	751
Goodwill	-128	-10	-10	-9	-9	-166
Other items	-46	-2	-5	19	-35	-69
Pre-Tax Income	**1,238**	**439**	**487**	**750**	**121**	**3,035**
1H01	1,173	480	429	1,118	483	3,683
Change/1H01	+5.5%	-8.5%	+13.5%	-32.9%	n.s.	-17.6%
Minority Interests	**-40**	**0**	**-2**	**-1**	**-128**	**-171**
1H01	-126	0	-4	-2	-58	-190
Change/1H01	-68.3%	n.s.	-50.0%	-50.0%	+120.7%	-10.0%
Tax Expense						-838
Net Income, Group Share						**2,026**
ROE after Tax						**16.1%**

RETAIL BANKING

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**2,420**	**2,162**	**+11.9%**	**2,313**	**+4.6%**	**4,733**	**4,300**	**+10.1%**
Operating Expenses and Dep.	-1,565	-1,421	+10.1%	-1,474	+6.2%	-3,039	-2,807	+8.3%
Gross Operating Income	**855**	**741**	**+15.4%**	**839**	**+1.9%**	**1,694**	**1,493**	**+13.5%**
Provisions	-161	-163	-1.2%	-159	+1.3%	-320	-291	+10.0%
Operating Income	**694**	**578**	**+20.1%**	**680**	**+2.1%**	**1,374**	**1,202**	**+14.3%**
Non Operating items	-89	-5	n.s.	-47	n.s.	-136	-29	n.s.
Pre-Tax Income	**605**	**573**	**+5.6%**	**633**	**-4.4%**	**1,238**	**1,173**	**+5.5%**
Cost / Income	64.7%	65.7%	-1.0 pt	63.7%	+1.0 pt	64.2%	65.3%	-1.1 pt
Allocated Equity (bn E)						9.8	9.0	
Pre-Tax ROE						25%	26%	


GOI in Emn
Cost/Income Ratio
900
400
752
741
751
794
839
855
75%
70%
65%
60%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

Domestic Retail Banking

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**1,162**	**1,129**	**+2.9%**	**1,208**	**-3.8%**	**2,370**	**2,287**	**+3.6%**
Incl. Commissions	486	490	-0.8%	540	-10.0%	1,026	1,032	-0.6%
Incl. Interest Margin	676	639	+5.8%	668	+1.2%	1,344	1,255	+7.1%
Operating Expenses and Dep.	-809	-787	+2.8%	-810	-0.1%	-1,619	-1,578	+2.6%
Gross Operating Income	**353**	**342**	**+3.2%**	**398**	**-11.3%**	**751**	**709**	**+5.9%**
Provisions	-53	-47	+12.8%	-46	+15.2%	-99	-64	+54.7%
Operating Income	**300**	**295**	**+1.7%**	**352**	**-14.8%**	**652**	**645**	**+1.1%**
Non Operating items	-4	0	n.s.	0	n.s.	-4	-2	n.s.
Pre-Tax Income	**296**	**295**	**+0.3%**	**352**	**-15.9%**	**648**	**643**	**+0.8%**
Income Attributable to AMS	-21	-27	-22.2%	-19	+10.5%	-40	-55	-27.3%
Pre-Tax Income of French Retail Bk	**275**	**268**	**+2.6%**	**333**	**-17.4%**	**608**	**588**	**+3.4%**
Cost / Income	69.6%	69.7%	-0.1 pt	67.1%	+2.5 pt	68.3%	69.0%	-0.7 pt
Allocated Equity (bn E)						4.9	5.1	
Pre-Tax ROE						25%	23%	



GOI in Emn
400
350
300
250
200
367
342
347
350
398
353
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

- A 25% Pre-Tax ROE in the 1st half 2002
- Lending : good rise in mortgages lending outstanding (up 8% in the 1st half 2002) and a decrease in Corporate Lending
- Savings and Funds under Management : success of the new K2 guaranteed invest fund introduced at the end of May 02: 476 millions of euros invested by the end of June, including 39% new money
- Gross Interest Margin: structural effect of deposits and good control of outstanding corporate lending
- Commissions : Decline in the 1st half 2002 limited to 0.6% despite the substantial downturn in the stock market environment and the impact of the switch to the euro on forex commissions
- Confirmed steady customer acquisition rate :
  - ➔ Continued growth in the customer base
    - limited number in new accounts opened in the first quarter 2002 due to the switch to the euro
    - higher rate of new 16-25 year old customers (+17% compared to 1H01)
  - ➔ Private Banking in France
    - continued buoyant pace of customer acquisition
    - excellent net inflow of funds: EUR 2.8bn (+60% compared to 1H01)
    - introduction of a new advisory and management agreement

French Retail Banking
Loans, Deposits and Funds Under Management

In billions of Euros	Outstandings 2Q02	% Change 2Q02/ 2Q01	% Change 2Q02/ 1Q02	% Change 1H02/ 1H01
LENDINGS (1)				
Total loans	71.1	-7.9	-0.9	-5.0
Corporates	38.5	-16.4	-2.2	-12.0
Individual customers	29.0	+6.0	+1.0	+6.5
incl. mortgages	22.9	+7.3	+1.1	+8.0
incl. consumer lending	6.1	+1.3	+0.8	+1.3
DEPOSITS and SAVINGS (1)				
Cheque and current a/c	27.9	+3.4	-3.0 *	+8.1
Savings accounts	28.1	+4.9	+0.7	+4.0
market rate deposits	10.3	-8.1	-7.4	-2.1
FUNDS UNDER MANAGEMENT (2)				
Life insurance	31.2	+1.2	-3.6	-
Mutual funds (3)	54.1	-1.7	-4.2	-

(1) Average cash outstandings
(2) Outstandings as of 30.06.02 and change calculated on outstandings at the end of the period for which the comparison is made
(3) These statistics do not include mutual fund assets located outside France, in particular PARVEST
* High reference effect for 1Q02 due to the impact of the switch to the euro



In %
Gross Interest Margin
3.24
3.21
3.19
3.16
3.14
3.12
3.13
3.19
3.31
3.42
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02
1 year sliding average



In Emn
1,032
-0.6%
1,026
130.5
+8.8%
142.0
379.8
- 3.0%
368.2
521.9
515.4
-1.3 %
1H01
1H02
Commissions
Payment instruments
Savings & Stock Market
Other banking transactions



Rise in the number of individual cheque and deposit accounts
+43,000
+64,000
+72,700
+127,000
30,000*
+28,500
+71,200
+ 28,800*
+45,700
1998 1999 2000 2001 1H00 1H01 1H02
* from the Treasury



Number of Private Banking customers in France
100,000
80,000
60,000
40,000
20,000
0
64,900
74,900
82,900
87,600
1999 2000 2001 1H02

Retail Financial Services

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**652**	**608**	**+7.2%**	**628**	**+3.8%**	**1,280**	**1,176**	**+8.8%**
Operating Expenses and Dep.	-412	-386	+6.7%	-387	+6.5%	-799	-751	+6.4%
Gross Operating Income	**240**	**222**	**+8.1%**	**241**	**-0.4%**	**481**	**425**	**+13.2%**
Provisions	-73	-75	-2.7%	-88	-17.0%	-161	-143	+12.6%
Operating Income	**167**	**147**	**+13.6%**	**153**	**+9.2%**	**320**	**282**	**+13.5%**
Non Operating items	-14	2	n.s.	-12	+16.7%	-26	-4	n.s.
Pre-Tax Income	**153**	**149**	**+2.7%**	**141**	**+8.5%**	**294**	**278**	**+5.8%**
Cost / Income	63.2%	63.5%	-0.3 pt	61.6%	+1.6 pt	62.4%	63.9%	-1.5 pt
Allocated Equity (bn E)						2.8	2.5	
Pre-Tax ROE						21%	22%	

Variations at constant scope and exchange rate (2Q02/2Q01)
NBI:+9.5%; Operating Expenses and Dep.: +6.2%; GOI: +15.2%; Pre-Tax Income: +16.4%


GOI in Emn
Cost/Income Ratio
300
200
100
0
75%
70%
65%
60%
203
222
216
232
241
240
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

- Continued growth in the Business and enhanced Performance in the 1st half 2002 and steady growth outside France

- CortalConsors: Creating the European leader
  - ➔ BNP Paribas held a 91.55% equity interest in Consors AG after the first public takeover offer (18.07.2002)
  - ➔ Cortal: profits (EUR +4mn in 1H02) despite the stock market crisis compared to a deficit of EUR 3mn in 1H01

- Cetelem
  - ➔ Stabilisation in provisions in France

- Arval PHH
  - ➔ Continued growth in the number of managed vehicles in 1H02 (+3.3%/June 01), with contrasting trends between continental Europe excluding France (+25.2%), and France (+13.4%) on the one hand, and the UK (-5.4%) on the other

- BNP Paribas Lease Group
  - ➔ Extension of the long-term partnership agreement with CNH (Case New Holland- farm and civil engeneering equipment) - covering Western Europe

- UCB
  - ➔ 4,500 new accounts opened in the French Retail Banking organisation in the 1st half 2002

Retail Financial Services – Managed Outstandings

in billions of euros	June-02	June-01	Change June-02/ June 01	March-02	Change June-02/ March 02	Dec-01	Change June-02/ Dec-01
Cetelem MT + ST	**22.9**	**20.4**	**+12.1%**	**22.1**	**+3.6%**	**21.2**	**+7.8%**
France	15.3	15.0	+1.7%	15.5	-0.8%	15.3	+0.3%
Outside France [1]	7.6	5.4	+41.3%	6.6	+14.0%	5.9	+27.1%
BNP Paribas Lease Group MT + ST	**17.6**	**17.1**	**+3.0%**	**18.1**	**-3.1%**	**18.0**	**-2.2%**
France	14.6	14.4	+1.3%	15.2	-4.0%	15.3	-4.1%
Europe (Excl. France)	2.9	2.6	+12.5%	2.9	+1.4%	2.7	+8.2%
UCB	**14.7**	**14.1**	**+3.7%**	**14.5**	**+1.5%**	**14.3**	**+2.8%**
France	9.8	9.9	-1.4%	9.8	+0.0%	9.8	-0.5%
Europe (Excl. France)	4.9	4.2	+15.7%	4.7	+4.7%	4.5	+10.0%
Long term leasing with services [2]	**4.4**	**3.6**	**+22.2%**	**4.3**	**+3.5%**	**3.9**	**+12.0%**
France	1.6	1.2	+34.5%	1.5	+4.4%	1.4	+11.7%
Europe (Excl. France)	2.8	2.4	+16.2%	2.8	+3.0%	2.5	+12.2%
Total (excl. double accounts)	**59.2**	**54.8**	**7.9%**	**58.6**	**+1.0%**	**57.0**	**+3.8%**
France	40.9	40.2	+1.9%	41.6	-1.6%	41.4	-1.1%
Outside France	18.3	14.6	+24.6%	17.0	+7.5%	15.6	+16.6%
ARVAL –PHH							
Total managed vehicles	**671,818**	**650,533**	**+3.3%**	**663,948**	**+1.2%**	**665,996**	**+0.9%**
France	165,408	145,800	+13.4%	159,660	+3.6%	156,388	+5.8%
Continental Europe	118,888	94,974	+25.2%	112,075	+6.1%	109,516	+8.6%
United Kingdom	387,522	409,759	-5.4%	392,213	-1.2%	400,092	-3.1%

[1] Including Findomestic's EUR 300mn in securitised outstandings that were consolidated as at 30.06.02
[2] Financed outstandings

International Retail Banking

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**644**	**468**	**+37.6%**	**518**	**+24.3%**	**1,162**	**929**	**+25.1%**
Operating Expenses and Dep.	-361	-265	+36.2%	-299	+20.7%	-660	-516	+27.9%
Gross Operating Income	**283**	**203**	**+39.4%**	**219**	**+29.2%**	**502**	**413**	**+21.5%**
Provisions	-35	-41	-14.6%	-25	+40.0%	-60	-84	-28.6%
Operating Income	**248**	**162**	**+53.1%**	**194**	**+27.8%**	**442**	**329**	**+34.3%**
Non Operating items	-71	-6	n.s.	-35	n.s.	-106	-22	n.s.
Pre-Tax Income	**177**	**156**	**+13.5%**	**159**	**+11.3%**	**336**	**307**	**+9.4%**
Cost / Income	56.1%	56.6%	-0.5 pt	57.7%	-1.6 pt	56.8%	55.5%	+1.3 pt
Allocated Equity (bn E)						2.0	1.5	
Pre-Tax ROE						33%	41%	

Variations at constant scope and exchange rate (2Q02/2Q01)
NBI: +6.7% ; Operating expenses & deprec: +5.9% ; GOI: +7.7% ; Pre-tax income: +8.7%



GOI in Emn
Cost/Income Ratio
300
200
100
0
75%
70%
65%
60%
55%
50%
210
203
198
226
219
283
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

- A change in scale in the 1st half 2002 : Consolidation of United California Bank as of 15 March 2002

- Impact of the goodwill on the non-operating items in the 2nd quarter 2002 (EUR 22mn minority shareholding in BancWest, EUR 19mn in UCB)

- ROE before tax and goodwill: 41% in 1st half 2002

- BancWest
  - ➔ Merger process between Bank of the West and UCB on schedule (merger of the IT systems and the brands scheduled to be completed by 15 September 2002) and confirmation of planned synergies
  - ➔ Business in California very brisk in the first two quarters
  - ➔ Stable Non performing assets/total assets ratio, at 0.74% as at 30 June 2002 (0.77% as at 31.03.02)

- Emerging Markets Overseas
  - ➔ Streamlining of the IT systems (integration under way)
  - ➔ Launch of new savings products in Africa
  - ➔ Disposal of the stake in the Bank of Sharjah

Asset Management and Services

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**562**	**604**	**-7.0%**	**596**	**-5.7%**	**1,158**	**1,182**	**-2.0%**
Operating Expenses and Dep.	-360	-328	+9.8%	-353	+2.0%	-713	-666	+7.1%
Gross Operating Income	**202**	**276**	**-26.8%**	**243**	**-16.9%**	**445**	**516**	**-13.8%**
Provisions	-3	-37	-91.9%	5	n.s.	2	-52	n.s.
Operating Income	**199**	**239**	**-16.7%**	**248**	**-19.8%**	**447**	**464**	**-3.7%**
Non Operating items	-8	14	n.s.	0	n.s.	-8	16	n.s.
Pre-Tax Income	**191**	**253**	**-24.5%**	**248**	**-23.0%**	**439**	**480**	**-8.5%**
Cost / Income	64.1%	54.3%	+9.8 pt	59.2%	+4.9 pt	61.6%	56.3%	+5.3 pt
Allocated Equity (bn E)						2.9	2.3	



GOI in Emn
Cost/Income Ratio
300
250
200
150
100
50
0
240
276
221
231
243
202
80%
75%
70%
65%
60%
55%
50%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

- Limited decline in revenues in a stock market crisis
  - ➔ 1H02 margin on AUM maintained at its 2001 level (64 bp)
  - ➔ Cost adjustment programmes under way

- New money inflow holds up
  - ➔ Increase in new money: +5.4% annualised



En Md EUR
272
104
168
+7.3
New money
-17.1
Performance & forex
Changes in scope
+0.8
263
99
164
Private Banking Assets
Asset Management & Insurance net Assets ¹
31.12.01
30.06.02

[1] Total Asset Management + Cortal+ Insurance net of double accounts

Asset Management and Private Banking

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**267**	**286**	**-6.6%**	**271**	**-1.5%**	**538**	**566**	**-4.9%**
Operating Expenses and Dep.	-182	-170	+7.1%	-182	+0.0%	-364	-346	+5.2%
Gross Operating Income	**85**	**116**	**-26.7%**	**89**	**-4.5%**	**174**	**220**	**-20.9%**
Provisions	-7	-31	-77.4%	4	n.s.	-3	-48	-93.8%
Operating Income	**78**	**85**	**-8.2%**	**93**	**-16.1%**	**171**	**172**	**-0.6%**
Non Operating items	-1	12	n.s.	-2	n.s.	-3	2	n.s.
Pre-Tax Income	**77**	**97**	**-20.6%**	**91**	**-15.4%**	**168**	**174**	**-3.4%**
Cost / Income	68.2%	59.4%	+8.8 pt	67.2%	+1.0 pt	67.7%	61.1%	+6.6 pt

3 entities have been incorporated in full since 1/1/02 and contributes EUR 10mn and -EUR 7mn respectively to NBI and operating expenses and depreciation in 2Q02 and EUR 20mn and -EUR 16mn respectively to NBI and operating expenses and depreciation in 1H02.
Aside from the incorporation of these entities, NBI fell 10.1% and operating expenses and depreciation rose 2.9% in 2Q02 compared to 2Q01.

- Drop in Net Banking Income 2Q/1Q limited to 1.5%

- Revenues
  - ➔ Impact of the decline in portfolio values
  - ➔ Very low volume of transactions by Private Banking customers

- Operating Expenses and Depreciation
  - ➔ Knock-on effect of 2Q02/2Q01 sales and marketing development costs for Private Banking
  - ➔ Stabilisation 2Q02/1Q02

- Foreign exchange effect: negative on the Private Banking business (decline in the dollar's value on revenues and rise in the Swiss franc's value on costs)

- Acquisition agreement of Chase's private banking business in Spain (EUR 750mn in assets)

Insurance

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**152**	**180**	**-15.6%**	**184**	**-17.4%**	**336**	**345**	-2.6%
Operating Expenses and Dep.	-85	-79	+7.6%	-84	+1.2%	-169	-157	+7.6%
Gross Operating Income	**67**	**101**	**-33.7%**	**100**	**-33.0%**	**167**	**188**	**-11.2%**
Provisions	4	-5	n.s.	1	n.s.	5	-3	n.s.
Operating Income	**71**	**96**	**-26.0%**	**101**	**-29.7%**	**172**	**185**	**-7.0%**
Non Operating items	2	5	n.s.	5	n.s.	7	18	n.s.
Pre-Tax Income	**73**	**101**	**-27.7%**	**106**	**-31.1%**	**179**	**203**	**-11.8%**
Cost / Income	55.9%	43.9%	+12.0 pt	45.7%	+10.2 pt	50.3%	45.5%	+4.8 pt
Allocated Equity (bn E)						1,6[1]	1.1	
Pre-Tax ROE						22%	36%	

[1] Change in the method used to calculate allocated equity starting on 1/1/02: the allocated equity was raised to 100% of the capital adequacy margin requirement (compared to 75% in 2001)

- Recurring business held up well in 1H02: premiums up 4%
  - ➔ Extremely rapid growth of death and disability coverage and borrowers' insurance abroad (premiums: +59% in 1H02)
- Impact of the sharp decline in stock markets on 2Q02 Net Banking Income (- EUR 30mn)
  - ➔ Provisions for securities charged against the NBI in June, as required under the accounting consolidation rules
- Partnership Agreement with Thaï-Life, 2nd largest insurance company in Thailand

Securities Services

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**143**	**138**	**+3.6%**	**141**	**+1.4%**	**284**	**271**	**+4.8%**
Operating Expenses and Dep.	-93	-79	+17.7%	-87	+6.9%	-180	-163	+10.4%
Gross Operating Income	**50**	**59**	**-15.3%**	**54**	**-7.4%**	**104**	**108**	**-3.7%**
Provisions	0	-1	n.s.	0	n.s.	0	-1	n.s.
Operating Income	**50**	**58**	**-13.8%**	**54**	**-7.4%**	**104**	**107**	**-2.8%**
Non Operating items	-9	-3	n.s.	-3	n.s.	-12	-4	n.s.
Pre-Tax Income	**41**	**55**	**-25.5%**	**51**	**-19.6%**	**92**	**103**	**-10.7%**
Cost / Income	65.0%	57.2%	+7.8 pt	61.7%	+3.3 pt	63.4%	60.1%	+3.3 pt

- Growth in Revenues despite the environment:
  - ➔ Reduction in the value of assets under custody given the decline in the markets

- Costs:
  - ➔ Knock-on effect of increased costs due to 2001 business expansion efforts
  - ➔ Cost stabilisation programme under way

- Good sales performance:
  - ➔ Increase in the number of transactions (12.4 million, +20% 1H02/1H01)
  - ➔ "Best Regional Custodian-Europe" ("Global Investor" magazine)

- Agreement signed to acquire Cogent (1,400 funds, EUR 229bn in assets as of 31.12.01)

BNP PARIBAS CAPITAL

In Euro million	2Q02	2Q01	1Q02	1H02	1H01
Capital Gains	**392**	**269**	**125**	**517**	**331**
Other Net Income	11	92	-18	-7	134
Operating Expenses and Dep.	-11	-19	-12	-23	-36
Pre-Tax Income	**392**	**342**	**95**	**487**	**429**


in Emn
Pre-Tax Income
725
798
200*
826
717
429
487
1998
1999
2000
2001
1H01
1H02

** Exceptional capital gains realised consequently to the acquisition of the minority interests in Cobepa (Belgium)*

- The value of the portfolio held up well , as of 30 June 2002 :
  - ➔ Estimated value of the portfolio: EUR 5.8bn (EUR 6.6bn as at 31.12.01)
  - ➔ Including unrealised capital gains:
    - ♦ EUR 2.1bn (EUR 2.6bn as at 31.12.01)
    - ♦ EUR 1.8bn as at 26 July 2002
  - ➔ Portfolio developments as of 1H02:
    - ♦ divestments: EUR 0.9bn
    - ♦ investments: EUR 0.04bn

- Success of the Private Equity fund policy, open to third parties
  - ➔ Final closing of PAI Europe III for commitments received totalling EUR 1,816mn, over the target (EUR 1,250mn) in a difficult market setting
    - ♦ EUR 1,350bn from investors other than BNP Paribas and the PAI LBO Fund investors

CORPORATE & INVESTMENT BANKING

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**1,109**	**1,463**	**-24.2%**	**1,534**	**-27.7%**	**2,643**	**3,158**	**-16.3%**
Incl. Trading Revenues*	481	667	-27.9%	843	-42.9%	1,324	1,628	-18.7%
Operating Expenses and Dep.	-744	-901	-17.4%	-887	-16.1%	-1,631	-1,848	-11.7%
Gross Operating Income	**365**	**562**	**-35.1%**	**647**	**-43.6%**	**1,012**	**1,310**	**-22.7%**
Provisions	-134	-109	+22.9%	-147	-8.8%	-281	-204	+37.7%
Operating Income	**231**	**453**	**-49.0%**	**500**	**-53.8%**	**731**	**1,106**	**-33.9%**
Non Operating items	21	0	n.s.	-2	n.s.	19	12	+58.3%
Pre-Tax Income	**252**	**453**	**-44.4%**	**498**	**-49.4%**	**750**	**1,118**	**-32.9%**
Cost / Income	67.1%	61.6%	+5.5 pt	57.8%	+9.3 pt	61.7%	58.5%	+3.2 pt
Allocated Equity (bn E)						8.2	7.6	
Pre-Tax ROE						18%	29%	

*Including customer activity and related revenues



GOI in Emn
Cost/Income Ratio
748
562
612
593
647
365
800
700
600
500
400
300
200
100
0
100%
90%
80%
70%
60%
50%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

- A quarter marked by a very difficult environment
- Higher rankings

	1H02	2001
FIXED-INCOME		
All Euromarket issues, bookrunners	# 8	# 9
All bonds in euros, bookrunners	# 7	# 7
All corporate bonds in euros (bookrun.)	# 3	# 4
All Invest.-grade bonds in euros (bookrun.)	# 4	# 6
STRUCTURED FINANCING		
Top arranger of Synd. Credits (volume)	# 9	# 9
Top arranger of Synd. Credits EMEA (volume)	# 6	# 7
Top arranger of Synd. Credits for M&A, EMEA(volume)	# 8	# 5
CORPORATE FINANCE		
International EMEA Convertible issues	# 4	# 6
International EMEA Equity issues	# 15	# 13
M&A Europe, completed deals (by amount)	# 10	# 14

Source: IFR – Thomson Financial, Project Finance International

Advisory & Capital Markets

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**584**	**867**	**-32.6%**	**973**	**-40.0%**	**1,557**	**1,999**	**-22.1%**
Operating Expenses and Dep.	-477	-639	-25.4%	-622	-23.3%	-1,099	-1,331	-17.4%
Gross Operating Income	**107**	**228**	**-53.1%**	**351**	**-69.5%**	**458**	**668**	**-31.4%**
Provisions	3	3	+0.0%	-10	n.s.	-7	3	n.s.
Operating Income	**110**	**231**	**-52.4%**	**341**	**-67.7%**	**451**	**671**	**-32.8%**
Non Operating items	16	-11	n.s.	-2	n.s.	14	-1	n.s.
Pre-Tax Income	**126**	**220**	**-42.7%**	**339**	**-62.8%**	**465**	**670**	**-30.6%**
Cost / Income	81.7%	73.7%	+8.0 pt	63.9%	+17.8 pt	70.6%	66.6%	+4.0 pt
Allocated Equity (bn €)						3.6	2.6	
Pre-Tax ROE						26%	51%	

- Impact on June revenues of the financial markets crisis, for both equities as well as fixed income operations
  - ➔ mark-to-market effect on securities
  - ➔ marked slowdown in customer equity derivatives transactions

- Rapid cost adjustments
  - ➔ hiring freeze and bonus flexibility
  - ➔ Implementation of the equity business expansion plan postponed

Value-at-Risk


80
60
40
20
0
-20
-40
-60
-80
Daily revenues
Value-At-Risk
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02

VaR (99%-1 day) by type of risk

In Euro million	June 29, 01	Sept 28, 01	Dec 31, 01	March 29,02	June 28,02
Interest rate	28	31	35	58	26
Securities	15	17	10	7	26
Change	1	9	8	3	4
Commodities	1	1	1	1	1
Netting	-17	-19	-17	-13	-25
Total VaR	**28**	**39**	**37**	**56**	**32**

Last market trading day of the period

Specialised Financing

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**325**	**368**	**-11.7%**	**347**	**-6.3%**	**672**	**704**	**-4.5%**
Operating Expenses and Dep.	-162	-147	+10.2%	-159	+1.9%	-321	-290	+10.7%
Gross Operating Income	**163**	**221**	**-26.2%**	**188**	**-13.3%**	**351**	**414**	**-15.2%**
Provisions	-98	-58	+69.0%	-55	+78.2%	-153	-126	+21.4%
Operating Income	**65**	**163**	**-60.1%**	**133**	**-51.1%**	**198**	**288**	**-31.3%**
Non Operating items	5	4	n.s.	0	n.s.	5	6	n.s.
Pre-Tax Income	**70**	**167**	**-58.1%**	**133**	**-47.4%**	**203**	**294**	**-31.0%**
Cost / Income	49.8%	39.9%	+9.9 pt	45.8%	+4.0 pt	47.8%	41.2%	+6.6 pt
Allocated Equity (bn €)						2.4	2.4	
Pre-Tax ROE						17%	25%	

- Maintained profitable capacity in a highly unfavourable economy
- Revenues:
  - ➔ Effect of the fall in the dollar on the Energy & Commodities business in particular
  - ➔ Sharp decline in Media & Telecom business
  - ➔ Good level of business for syndication and project financing

- Operating Expenses and Depreciation:
  - ➔ Risk control system tightened
  - ➔ Bolstering of back-office resources in the Energy & Commodities business

- Provisions:
  - ➔ Impact in the 2nd quarter 2002 of certain specific risks in the United States

Commercial Banking

In Euro million	2Q02	2Q01	2Q02 / 2Q01	1Q02	2Q02 / 1Q02	1H02	1H01	1H02 / 1H01
Net Banking Income	**200**	**228**	**-12.3%**	**214**	**-6.5%**	**414**	**455**	**-9.0%**
Operating Expenses and Dep.	-105	-115	-8.7%	-106	-0.9%	-211	-227	-7.0%
Gross Operating Income	**95**	**113**	**-15.9%**	**108**	**-12.0%**	**203**	**228**	**-11.0%**
Provisions	-39	-54	-27.8%	-82	-52.4%	-121	-81	+49.4%
Operating Income	**56**	**59**	**-5.1%**	**26**	**+115.4%**	**82**	**147**	**-44.2%**
Non Operating items	0	7	n.s.	0	n.s.	0	7	n.s.
Pre-Tax Income	**56**	**66**	**-15.2%**	**26**	**+115.4%**	**82**	**154**	**-46.8%**
Cost / Income	52.5%	50.4%	+2.1 pt	49.5%	+3.0 pt	51.0%	49.9%	+1.1 pt
Allocated Equity (bn E)						2.3	2.6	
Pre-Tax ROE						7%	12%	

- Substantial reduction in weighted assets (-11.7%) combined with a drop in revenues
- Continuing right sizing of the international network

BALANCE SHEET ITEMS

In Euro billion	31-Dec-01	30-June-02
Shareholders Equity, Group Share	23.6	25.1
Unrealized Capital Gains on share portfolio	4.4	3.3*
Total Capital ratio	10.6%	11.6%
Tier One ratio	7.3%	8.1%
Doubtful Customers	14.9	14.9
Specific Provisions	9.9	9.9
Specific Provisions/ Doubtful Customers (1)	67%	67%
Reserves for Country Risks	2.7	2.6
Reserve for General Banking Risks	1.0	1.0
Reserve for Potential Sectorial Risks	0.2	0.2

In Euro million	31-Dec-01	28-June-02
Value at Risk 1 day 99% (end of period)	37	32
Average Quarterly Value at Risk	33	39

(1)The calculation of the Coverage rate takes into account only Specific Provisions, excluding Reserves for Country Risks, Reserve for Potential Sectorial Risks and Reserve for General Banking Risks

* as at 26 July 2002 : EUR 2.3 bn

RATINGS

Moodys	Aa2	Upgrade from Aa3 to Aa2 on 19 February 2002
Fitch	AA	Upgrade from AA- to AA on 28 November 2001
S&P	AA-	Upgrade from A+ to AA- on 21 February 2001

NUMBER OF SHARES (in mn)

	1H02	1H01	Year 2001
Number of Shares (end of period)	895	886	886
Number of Shares excluding treasury Shares (end of period)	879	871	868
Average number of Shares outstanding excluding Treasury Shares	870	863	866

EARNING PER SHARE (in euros)

	1H02	1H01	Year 2001
Earning Per Share (EPS)	2.33	2.79	4.64
Diluted Earning Per Share (EPS)	2.30	2.76	4.58

RESULT HISTORY OF THE CORE BUSINESSES

In Euro million	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
RETAIL BANKING						
Net Banking Income	**2,138**	**2,162**	**2,166**	**2,248**	**2,313**	**2,420**
Operating Expenses and Dep.	-1,386	-1,421	-1,415	-1,454	-1,474	-1,565
Gross Operating Income	**752**	**741**	**751**	**794**	**839**	**855**
Provisions	-128	-163	-182	-207	-159	-161
Operating Income	**624**	**578**	**569**	**587**	**680**	**694**
Non Operating items	-24	-5	-6	-4	-47	-89
Pre-Tax Income	**600**	**573**	**563**	**583**	**633**	**605**
Domestic Retail Banking (including 2/3 of Private Banking in France)						
Net Banking Income	**1,109**	**1,086**	**1,131**	**1,107**	**1,167**	**1,124**
Operating Expenses and Dep.	-770	-770	-794	-771	-788	-792
Gross Operating Income	**339**	**316**	**337**	**336**	**379**	**332**
Provisions	-17	-47	-80	-45	-46	-53
Operating Income	**322**	**269**	**257**	**291**	**333**	**279**
Non Operating items	-2	-1	2	-7	0	-4
Pre-Tax Income	**320**	**268**	**259**	**284**	**333**	**275**
International Retail Banking						
Net Banking Income	**461**	**468**	**460**	**505**	**518**	**644**
Operating Expenses and Dep.	-251	-265	-262	-279	-299	-361
Gross Operating Income	**210**	**203**	**198**	**226**	**219**	**283**
Provisions	-43	-41	-28	-59	-25	-35
Operating Income	**167**	**162**	**170**	**167**	**194**	**248**
Non Operating items	-16	-6	-2	-9	-35	-71
Pre-Tax Income	**151**	**156**	**168**	**158**	**159**	**177**
Retail Financial Services						
Net Banking Income	**568**	**608**	**575**	**636**	**628**	**652**
Operating Expenses and Dep.	-365	-386	-359	-404	-387	-412
Gross Operating Income	**203**	**222**	**216**	**232**	**241**	**240**
Provisions	-68	-75	-74	-103	-88	-73
Operating Income	**135**	**147**	**142**	**129**	**153**	**167**
Non Operating items	-6	2	-6	12	-12	-14
Pre-Tax Income	**129**	**149**	**136**	**141**	**141**	**153**

In Euro million	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
Net Banking Income	**578**	**604**	**548**	**574**	**596**	**562**
Operating Expenses and Dep.	-338	-328	-327	-343	-353	-360
Gross Operating Income	**240**	**276**	**221**	**231**	**243**	**202**
Provisions	-15	-37	-17	-14	5	-3
Operating Income	**225**	**239**	**204**	**217**	**248**	**199**
Non Operating items	2	14	-8	-14	0	-8
Pre-Tax Income	**227**	**253**	**196**	**203**	**248**	**191**
Asset Management and Private Banking						
Net Banking Income	**280**	**286**	**248**	**278**	**271**	**267**
Operating Expenses and Dep.	-176	-170	-171	-175	-182	-182
Gross Operating Income	**104**	**116**	**77**	**103**	**89**	**85**
Provisions	-17	-31	-16	-13	4	-7
Operating Income	**87**	**85**	**61**	**90**	**93**	**78**
Non Operating items	-10	12	-7	-12	-2	-1
Pre-Tax Income	**77**	**97**	**54**	**78**	**91**	**77**
Insurance						
Net Banking Income	**165**	**180**	**154**	**162**	**184**	**152**
Operating Expenses and Dep.	-78	-79	-79	-79	-84	-85
Gross Operating Income	**87**	**101**	**75**	**83**	**100**	**67**
Provisions	2	-5	-2	3	1	4
Operating Income	**89**	**96**	**73**	**86**	**101**	**71**
Non Operating items	13	5	7	5	5	2
Pre-Tax Income	**102**	**101**	**80**	**91**	**106**	**73**
Securities Services						
Net Banking Income	**133**	**138**	**146**	**134**	**141**	**143**
Operating Expenses and Dep.	-84	-79	-77	-89	-87	-93
Gross Operating Income	**49**	**59**	**69**	**45**	**54**	**50**
Provisions	0	-1	1	-4	0	0
Operating Income	**49**	**58**	**70**	**41**	**54**	**50**
Non Operating items	-1	-3	-8	-7	-3	-9
Pre-Tax Income	**48**	**55**	**62**	**34**	**51**	**41**

In Euro million	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
CORPORATE AND INVESTMENT BANKING						
Net Banking Income	**1,695**	**1,463**	**1,510**	**1,510**	**1,534**	**1,109**
including Trading revenues [1]	961	667	847	759	843	481
Operating Expenses and Dep.	-947	-901	-898	-917	-887	-744
Gross Operating Income	**748**	**562**	**612**	**593**	**647**	**365**
Provisions	-95	-109	-168	-210	-147	-134
Operating Income	**653**	**453**	**444**	**383**	**500**	**231**
Non Operating items	12	0	-64	-19	-2	21
Pre-Tax Income	**665**	**453**	**380**	**364**	**498**	**252**
Advisory and Capital Market [2]						
Net Banking Income	**1,132**	**867**	**965**	**907**	**973**	**584**
Operating Expenses and Dep.	-692	-639	-630	-637	-622	-477
Gross Operating Income	**440**	**228**	**335**	**270**	**351**	**107**
Provisions	0	3	-1	0	-10	3
Operating Income	**440**	**231**	**334**	**270**	**341**	**110**
Non Operating items	10	-11	-65	-14	-2	16
Pre-Tax Income	**450**	**220**	**269**	**256**	**339**	**126**
Specialised Financing [2]						
Net Banking Income	**336**	**368**	**324**	**380**	**347**	**325**
Operating Expenses and Dep.	-143	-147	-159	-152	-159	-162
Gross Operating Income	**193**	**221**	**165**	**228**	**188**	**163**
Provisions	-68	-58	-72	-151	-55	-98
Operating Income	**125**	**163**	**93**	**77**	**133**	**65**
Non Operating items	2	4	1	1	0	5
Pre-Tax Income	**127**	**167**	**94**	**78**	**133**	**70**
Commercial Banking [2]						
Net Banking Income	**227**	**228**	**221**	**223**	**214**	**200**
Operating Expenses and Dep.	-112	-115	-109	-128	-106	-105
Gross Operating Income	**115**	**113**	**112**	**95**	**108**	**95**
Provisions	-27	-54	-95	-59	-82	-39
Operating Income	**88**	**59**	**17**	**36**	**26**	**56**
Non Operating items	0	7	0	-6	0	0
Pre-Tax Income	**88**	**66**	**17**	**30**	**26**	**56**

1 Including customer activity and related revenues

2 After reclassifying the items previously posted in " other C&IB" line by line to "Advisory and Capital Markets"
except for the related provisions half of which were allocated to "Specialised Financing" and the other half to "Commercial Banking

In Euro million	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02
BNP Paribas Capital						
Net Banking Income	**59**	**93**	**41**	**55**	**-14**	**24**
Operating Expenses and Dep.	**-17**	**-19**	**-10**	**-22**	**-12**	**-11**
Gross Operating Income	**42**	**74**	**31**	**33**	**-26**	**13**
Provisions	0	0	-1	6	0	-2
Operating Income	**42**	**74**	**30**	**39**	**-26**	**11**
Non Operating items	45	268	-13	232	121	381
Pre-Tax Income	**87**	**342**	**17**	**271**	**95**	**392**
Other Activities						
Net Banking Income	**10**	**49**	**-65**	**12**	**-8**	**14**
Operating Expenses and Dep.	**-62**	**-19**	**-33**	**-76**	**-28**	**-28**
Gross Operating Income	-52	30	-98	-64	-36	-14
Provisions	**14**	**1**	**-2**	**15**	**1**	**-28**
Operating Income	-38	31	-100	-49	-35	-42
Non Operating items	**370**	**120**	**171**	**-50**	**69**	**129**
Pre-Tax Income	332	151	71	-99	34	87
GROUP						
Net Banking Income	**4,480**	**4,371**	**4,200**	**4,399**	**4,421**	**4,129**
Operating Expenses and Dep.	-2,750	-2,688	-2,683	-2,812	-2,754	-2,708
Gross Operating Income	**1,730**	**1,683**	**1,517**	**1,587**	**1,667**	**1,421**
Provisions	-224	-308	-370	-410	-300	-328
Operating Income	**1,506**	**1,375**	**1,147**	**1,177**	**1,367**	**1,093**
Non Operating items	405	397	80	145	141	434
Pre-Tax Income	**1,911**	**1,772**	**1,227**	**1,322**	**1,508**	**1,527**